
05009580

7/11

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Lojas Renner S.A.

*CURRENT ADDRESS: Av. Assis Brazil No. 944
Passo D'Areia, CEP 91010-000
State of Grande do Sul
Porto Alegre
Brazil

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34898 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/11/05



LOJAS RENNER S.A.
CNPJ/MF* No. 92.754.738/0001-62
NIRE** 43.300.004.848
Open Company with Authorized Capital

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

DATE, TIME AND PLACE: At the first call, on June 11, 2005, at 11:00 a.m., at the principal place of business of Lojas Renner S.A. ("Company"), located at Avenida Assis Brasil, Nº 944, Passo D'Areia, in the City of Porto Alegre, State of Rio Grande do Sul.

PRIOR PUBLICATIONS: Call Notice in the newspapers "Valor Econômico" [Economic Value], "Diário do Comércio e Indústria - DCI" (SP) [Industry and Commerce Journal], "Jornal do Comércio" (RS) [Commerce Journal] and "Diário Oficial do Estado do Rio Grande do Sul" [Official Gazette of the State of Rio Grande do Sul], on May 27, 30 and 31, 2005 and in "Gazeta Mercantil" [Mercantile Gazette] on May 30, 31 and June 1st, 2005.

ATTENDANCE: Attendance by shareholders representing more than ninety-seven percent (97%) of the voting capital, as per signatures appearing in the Book of Shareholders' Attendance. The Audit Committee is not installed.

PRESIDING COMMITTEE: Mr. José Galló – Chairman, by proposal of Mr. Chairman of the Board of Directors in accordance with the Company's Articles of Incorporation, and Mr. José Carlos Hruby - Secretary.

AGENDA: (1) amendment to the Articles of Incorporation for conformation and improvements related to the listing of Company's shares in the New Market segment of the São Paulo Stock Exchange – BOVESPA; and (2) restatement of the Company's Articles of Incorporation.

PUBLICATION: Mr. Chairman informed that the minutes of this Extraordinary General Meeting shall be drawn up as an abstract of the facts occurred, pursuant to the provisions of paragraph 1, of section 130, of Law No. 6,404/76, the shareholders being ensured the rights described in clauses "a" and "b" of that legal provision. Upon submission to approval by those present, the

proposal for publication of these minutes with omission of shareholders' signature was approved by unanimous vote.

RESOLUTIONS: After careful analysis and discussion of the items of the Agenda and related documents by Messrs Shareholders, the following were approved, with due regard to the comments received from the São Paulo Stock Exchange – BOVESPA, as reported by the Management, by unanimous vote: **(1)** amendment to the Articles of Incorporation for conformation and improvements related to the listing of Company's shares in the New Market segment of the São Paulo Stock Exchange – BOVESPA; and **(2)** restatement of the Company's Articles of Incorporation, which shall hereafter be in force with the following new wording:

ARTICLES OF INCORPORATION

OF

LOJAS RENNER S.A.

CHAPTER I
DENOMINATION, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

Article 1 - LOJAS RENNER S.A. is a corporation [*sociedade anônima*] governed by these Articles of Incorporation and the applicable legislation.

Article 2 - The Company has its principal place of business and jurisdiction in the City of Porto Alegre, State of Rio Grande do Sul, at Av. Assis Brasil, Nº 944, Passo D'Areia, CEP 91010-000.

Sole Paragraph - The Company may open, close and change the address of branches, agencies, warehouses, offices and any other establishments either in the Country or abroad, by resolution of the Executive Board.

Article 3 - The Company's purposes are:

(a) trade and manufacture of body clothes;

(b) trade of home appliances, sports articles, electric and electronic appliances and other items that are found in department stores;
(c) import and export of the goods referred to in the preceding clauses;
(d) provision of services as travel agency, tourism operator and other similar services;
(e) provision of credit card services;
(f) provision of services related to the collection of bills and securities on behalf and at the order of third parties;
(g) provision of data processing services;
(h) provision of services related to the control and processing of financed sales; and
(i) participation in the share capital of other companies.

Article 4 - The term of duration of the Company is indefinite.

CHAPTER II
SHARE CAPITAL

Article 5 - The Company's subscribed and paid-in capital is fifty-five million *reais* (R$ 55,000,000.00), divided into fifteen million, eighteen thousand, three hundred and fifty-six (15,018,356) common shares, without a par value.

Article 6 - The Company is authorized to increase its share capital up to the limit of forty-five million (45,000,000) common shares.

Paragraph 1 - Within the limits authorized in this Article, the Company may, by resolution of the Board of Directors, increase its share capital irrespective of an amendment to the Articles of Incorporation. The Board of Directors shall establish the conditions for the issuance, including price and payment term.

Paragraph 2 - Within the limit of the authorized capital, the Board of Directors may resolve on the issuance of subscription bonuses.

Paragraph 3 - Within the limit of the authorized capital and pursuant to plans approved by the General Meeting, the Board of Directors may grant options for the purchase of or subscription to shares to its Officers and Employees, as well as to the Officers and Employees of other companies that are directly or indirectly controlled by the Company, without a preemptive right for the shareholders.

Paragraph 4 - The issuance of founders' shares by the Company is barred.

Article 7 - The share capital shall be represented exclusively by common shares and each common share shall entitle to one vote in the resolutions of the General Meeting, except as provided for in Paragraph 2, of Article 10 hereof.

Article 8 - All Company shares shall be book-entry shares and kept in a deposit account, with the financial institution authorized by the Securities Commission ("CVM"), in the name of the owners thereof.

Sole Paragraph - Any transfer and annotation costs, as well as those for services related to book-entry shares, may be charged directly from the shareholder by the institution in charge of direct registration, as defined in the direct-registration agreement.

Article 9 - At the Board of Directors' discretion, the preemptive right in the issuance of shares, debenture stocks and subscription bonuses, as placed through the sale at a stock exchange or public subscription or, further, through the exchange of shares, at a public offer for takeover of stock Control (as defined in Paragraph 10, of Article 44 hereof), may be excluded or reduced, pursuant to the legal provisions, within the limit of the authorized capital.

CHAPTER III
GENERAL MEETING

Article 10 - The General Meeting shall meet, ordinarily, once a year and, extraordinarily, whenever called in accordance with Law No. 6,404, of December 15, 1976, and subsequent amendments thereto ("Corporation Law") or these Articles of Incorporation.

Paragraph 1 - Any resolutions by the General Meeting shall be taken by absolute majority of the votes present.

Paragraph 2 - Any General Meeting resolving on the cancellation of the registry as open company, except in respect of Article 49, II hereof, or the Company's withdrawal from the New Market, shall be called at least thirty (30) days in advance.

Paragraph 3 - Any resolution on the amendment to or exclusion of Article 44 hereof shall be taken by absolute majority of the votes present, each shareholder being

entitled to one only vote, irrespective of his interest in the share capital, as provided for in §1, of Section 110, of the Corporation Law.

Paragraph 4 - The General Meeting shall only resolve on the matters included in the agenda, as appearing in the relevant call notice, subject to the exceptions provided for in the Corporation Law.

Paragraph 5 - At General Meetings, the shareholders shall submit, at least seventy-two (72) hours in advance, in addition to their identification document: (i) evidence issued by the institution in charge of direct registration in the last five (5) days; (ii) the instrument of power of attorney with grantor's certified signature; and/or (iii) in respect of shareholders who participate in the fungible custody of registered shares, the statement indicating the relevant equity interest, as issued by the applicable body, as the case may be.

Paragraph 6 - Meeting minutes shall be: (i) drawn up as an abstract of the facts occurred, with a summarized indication of the direction of the vote of shareholders present thereat, blank votes and abstentions; and (ii) published with omission of the signatures.

Article 11 - The General Meeting shall be installed and presided over by the Chairman of the Board of Directors or, in the absence or impediment thereof, installed and presided over by another Director, Executive Officer or shareholder proposed, in writing, by the Chairman of the Board of Directors. The Chairman of the General Meeting shall appoint up to two (2) Secretaries.

Article 12 - It shall be incumbent upon the General Meeting, in addition to the assignments provided for in law:

I. to elect and divest the members of the Board of Directors;

II. to establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board, as well as of the members of the Audit Committee, if installed;

III. to ascribe bonuses in shares and decide on any combination and splitting of shares;

IV. to approve plans for the granting of options for the purchase of or subscription to shares to its Officers and Employees, as well as to the Officers and Employees of other companies that are directly or indirectly controlled by the Company;

V. to resolve, in accordance with a proposal submitted by the management, on the allocation of the profits in the fiscal year and the distribution of dividends;

VI. to elect the liquidator as well as the Audit Committee that will operate in the liquidation period;

VII. to resolve on the withdrawal from the New Market ("New Market") of the São Paulo Stock Exchange – BOVESPA ("BOVESPA");

VIII. to resolve on the cancellation of the registry as open company with CVM, except as provided for in Articles 48 and 49 hereof; and

IX. to select the specialized company in charge of the preparation of the appraisal report on the Company's shares, in the event of cancellation of the registry as open company or withdrawal from the New Market, as provided for in Chapter VII hereof, among the companies proposed by the Board of Directors.

CHAPTER IV
MANAGEMENT BODIES

Section I – Provisions Common to the Management Bodies

Article 13 - The Company shall be managed by the Board of Directors and the Executive Board.

Paragraph 1 - The installation in the offices shall be through an instrument to be drawn up in the relevant book, to be signed by the installed Officer, any performance guarantee being waived, and by prior execution of Officers' Instrument of Adhesion referred to in the Listing Regulation of the New Market.

Paragraph 2 - The Officers shall remain in their offices until the installation of their substitutes, unless otherwise resolved by the General Meeting or the Board of Directors, as the case may be.

Article 14 - The General Meeting shall establish the annual aggregate compensation for distribution among the Officers and it shall be incumbent upon the Board of Directors to provide the distribution of the amount individually, with due regard to the opinion of the Compensation Committee, pursuant to Article 21 hereof.

Article 15 - Any of the management bodies shall effectively meet upon attendance of the majority of its members and shall resolve by the vote of the absolute majority of those present, except as provided for in Paragraph 2, of Article 18 and Article 23 hereof.

Sole Paragraph - The prior call of a meeting as a condition for the effectiveness thereof shall only be waived upon attendance of all of its members. All members of the management body who cast their vote by delegation in favor of another member of the relevant body, by prior written vote and by vote expressed by fax, electronic mail or any other communication means, are deemed present.

Section II - The Board of Directors

Article 16 - The Board of Directors shall consist of a minimum of five (5) and a maximum of nine (9) members, all of them being shareholders, elected by the General Meeting, for a unified term of office of one (1) year, the reelection being permitted.

Paragraph 1 - At the Annual General Meeting, the shareholders shall resolve on the actual number of members of the Board of Directors.

Paragraph 2 - Any member of the Board of Directors shall have stainless reputation, and anyone who (i) holds positions in companies that may be deemed Company's competitors; or (ii) has or represents an interest conflicting with those of the Company, cannot be elected, except upon release by the General Meeting. The voting right cannot be exercised by the member of the Board of Directors in the event of subsequent occurrence of the reasons for impediment referred to in this Paragraph.

Paragraph 3 - Any member of the Board of Directors shall have no access to information and shall not participate in meetings of the Board of Directors that deal with matters on which he has or represents an interest conflicting with those of the Company.

Paragraph 4 - The Board of Directors, for the best performance of its assignments, may create, in addition to the Compensation Committee and the Financial Affairs Committee, committees or work groups for specified purposes, always for assistance to the Board of Directors, and they shall be formed by persons appointed thereby among the management members and/or other persons either directly or indirectly related to the Company.

Paragraph 5 - Board of Directors' acting members shall be deemed automatically suggested for reelection by the joint proposal of its members. In the event that no multiple-vote process was requested, Board of Directors' members shall resolve, by absolute majority of those present, to propose the name of substitute candidates for the position of any acting Director who waives reelection, to the extent that such proposal is necessary to compose a full list of candidates to positions in the Board, subject to the provisions of Article 17 below. In the event that the multiple-vote process was requested, each of the Board of Directors' acting members shall be deemed a candidate for reelection to the Board of Directors, and no substitute candidates shall be proposed for the position of any acting Director who waives reelection.

Paragraph 6 - In the event that the Company receives a written request of shareholders who wish the adoption of the multiple-vote process, as provided for in Section 141, Paragraph 1, of the Corporation Law, the Company shall disclose the receipt and the content of such request: (i) immediately, by electronic means, to CVM and BOVESPA; and (ii) within up to two (2) days as of the receipt of the request, only days where the newspapers normally used by the Company circulate being computed, by publication of a communication to the shareholders.

Paragraph 7 - In the event that any shareholder wishes to propose one or more representatives to form the Board of Directors who are not members in the most recent composition thereof, such shareholder shall notify the Company, in writing, five (5) days before the holding of the General Meeting that will elect the Directors, informing the candidate's name, identification data and full professional curriculum. In the event that the Company receives a notice regarding one or more candidates for the position of Director, it shall disclose the receipt and the content of the notice: (i) immediately, by electronic means, to CVM and BOVESPA; and (ii) within up to two (2) days as of the receipt of the notice, only days where

the newspapers normally used by the Company circulate being computed, by publication of a communication to the shareholders.

Article 17 - In the election of the members of the Board of Directors, when the multiple-vote process is not requested, as provided for in the law, the General Meeting shall vote by means of lists previously filed with the presiding committee, which will ensure any shareholders holding, individually or as a block, fifteen percent (15%) or more of the Company's common shares, in a separate voting, the right to elect one member. The presiding committee shall not accept the filing of any list in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, who shall be elected by the absolute majority of votes present, at the first meeting of the Board of Directors next following the installation of the members thereof, or upon occurrence of a resignation or vacancy in those positions. The Vice Chairman shall exercise the functions of the Chairman in the absences and temporary impediments of the former, irrespective of any formality. In the event of absence or temporary impediment of the Chairman and the Vice Chairman, the functions of the Chairman shall be exercised by another member of the Board of Directors proposed by the Chairman.

Paragraph 1 - The Chairman of the Board of Directors shall call and preside over the meetings thereof and the General Meetings, except, in respect of General Meetings, when he proposes, in writing, another Director, Executive Officer or shareholder to preside over the works.

Paragraph 2 - In the resolutions by the Board of Directors, the Chairman thereof shall be ascribed the deciding vote, in the event of a tie vote.

Article 19 - The Board of Directors shall meet, ordinarily, six (6) times a year and, extraordinarily, whenever called by the Chairman or the majority of its members. Meetings of the Board of Directors may be held by telephone conference, video conference or any other communication means that enables the identification of the member and the simultaneous communication with all other persons present at the meeting.

Paragraph 1 - The calls for the meetings shall be by written communication delivered to each member of the Board of Directors at least five (5) days in advance, and the call notice shall inform the agenda, date, time and place of the meeting.

Paragraph 2 - All resolutions by the Board of Directors shall be contained in minutes to be drawn up in the relevant book of the Board, and signed by the directors present.

Article 20 - It shall be incumbent upon the Board of Directors, in addition to other assignments ascribed thereto by law or the Articles of Incorporation:

I. to establish the general direction of the Company's affairs;

II. to elect and divest the Company's Executive Officers;

III. to ascribe to each Executive Officer his respective assignments, including proposing the Chief Officer for Relations with Investors, subject to the provisions in these Articles of Incorporation;

IV. to resolve on the call of the General Meeting, when it deems to be convenient, or in the event of Section 132 of the Corporation Law;

V. to inspect the Executive Officers' management, verifying, at any time, the Company's books and papers and requesting information on agreements executed or in the process of being executed and any other acts;

VI. to select and divest the independent auditors;

VII. to call the independent auditors to supply any clarifications it deems to be necessary, on any subject;

VIII. to analyze the Management Report and the Executive Board's accounts and resolve on the submission thereof to the General Meeting;

IX. to approve the annual and pluriannual budgets, strategic plans, expansion projects and investment programs, as well as to follow the performance thereof;

X. to express its opinion, in advance, on any subject to be submitted to the General Meeting;

XI. to authorize the issuance of Company's shares, within the limits authorized in Article 6 hereof, establishing the conditions for the issuance, including price and payment term, it being also entitled to exclude the preemptive right or reduce the term for the exercise

thereof, in issuances of shares, subscription bonuses and convertible debentures, as placed by sale at a stock exchange or by public subscription or by a public offer for takeover of the stock Control, pursuant to the terms set forth in law;

XII. to resolve on the acquisition, by the Company, of shares issued thereby, for maintenance in treasury and/or subsequent cancellation or sale;

XIII. to resolve on the issuance of subscription bonuses, as provided for in Paragraph 2, of Article 6 hereof;

XIV. to grant options for the purchase of or subscription to shares, to the Company's Officers and Employees, as well at to Officers and Employees of other companies that are directly or indirectly controlled by the Company, without a preemptive right for the shareholders, in accordance with plans approved at the General Meeting, after analyzing the opinion of the Compensation Committee;

XV. to establish the amount of the participation of the Company's Executive Officers and Employees in the profits, after analyzing the opinion of the Compensation Committee;

XVI. to distribute among the Executive Officers, on an individual basis, the portion of Officers' annual aggregate compensation, as established by the General Meeting, after analyzing the opinion of the Compensation Committee;

XVII. to approve, after analyzing the opinion of the Compensation Committee, any agreement to be entered into between the Company and any Executive Officer, providing for the payment of certain amounts, including the payment of indemnities by virtue of (i) the Executive Officer's voluntary or involuntary severance; (ii) change in Control; or (iii) any other similar event;

XVIII. to resolve on the issuance of simple debentures, which are not convertible into shares and have no real-estate security;

XIX. to authorize the Company to guarantee third parties' obligations;

XX. to establish the Executive Board's powers to issue any credit instruments for the obtainment of funds, either bonds, notes, commercial papers or others, as commonly used in the market, further resolving on the terms thereof in respect of issuance and redemption, it being allowed, in the events defined thereby, to require the Board of Directors' prior authorization as a condition for effectiveness of the act;

XXI. to define the triple list of companies specialized in the economic appraisal of companies, for preparation of the appraisal report on the Company's shares, in the event of cancellation of the registry as open company or withdrawal from the New Market, as defined in Article 49 hereof;

XXII. to approve the engagement of an institution to provide services related to the direct registration of shares [*escrituração de ações*];

XXIII. to resolve, subject to the norms of these Articles of Incorporation and the legislation in force, on the order of its works, and adopt or create internal rules for its operation;

XXIV. to decide on the payment or credit to shareholders, of interest on own capital, pursuant to the applicable legislation;

XXV. to approve that the Executive Board carries out the disposal or encumbrance of permanent assets, the acquisition of permanent assets and the undertaking of other financial commitments related to projects where the Company intends to invest, whenever the amount of the assets disposed, encumbered or acquired or of the financial commitments undertaken exceeds ten percent (10%) of the annual net income verified in the preceding fiscal year;

XXVI. to approve the borrowing of loans and other financings, by the Executive Board, whenever, by virtue of the borrowing of such loans or other financings, the amount of principal of all of the Company's outstanding loans and financings exceeds twenty percent (20%) of the annual net income verified in the preceding fiscal year; and

XXVII. to authorize the preparation of financial statements and the distribution of dividends or interest on own capital in periods equal to or lesser than six (6) months, to the account of the profits verified in such financial statements or to the accumulated profit account or the profit reserve account, as appearing in the most recent annual or semi-annual balance sheet, according to the provisions of these Articles of Incorporation and the applicable legislation.

Paragraph 1 - The members of the Board of Directors who are Executive Officers shall refrain from voting on the subjects described in items V and XIV through XVII of this Article 20.

Paragraph 2 - The Company shall not grant financings or guarantees to its Directors or Executive Officers, except to the extent that such financings or guarantees are available to Company's Employees or clients generally.

Article 21 – The Board of Directors shall elect among its members, three (3) Directors to form the Compensation Committee, who shall be independent in relation to the Company and the Executive Officers and shall not be Executive Officers, Executive Officers' spouses or Executive Officers' relatives up to the third degree of kindred. The Compensation Committee shall have consultancy assignments in conformity with its internal rules and shall assist the Board of Directors in the establishment of the terms of the compensation and other benefits and payments to be received from the Company, on any account, by Executive Officers and Directors. It shall be incumbent upon the Compensation Committee:

I. to submit to the Board of Directors the proposal for distribution of the annual aggregate compensation among Executive Officers and Directors;

II. to express an opinion on the granting of options for the purchase of or subscription to shares, to Company's Officers and Employees;

III. to express an opinion on the participation of Company's Executive Officers and Employees in the profits;

IV. to express an opinion on any agreement to be entered into between the Company and any Executive Officer providing for the payment of amounts due by virtue of the Executive Officer's voluntary or involuntary severance, change in Control or any other similar event, including the payment of indemnities.

Article 22 – The Board of Directors shall elect, among its members, three (3) Directors to form the Financial Affairs Committee. The Financial Affairs Committee shall have consultancy assignments in conformity with its internal rules and shall assist the Board of Directors in its assignment as supervisory body, periodically reviewing certain of Company's subjects of a financial nature. It shall be incumbent upon the Financial Affairs Committee:

I. to review, on an annual basis:

(a) Company's financial plans, including the issuance, repurchase and redemption of debt instruments, securities and other similar instruments;

(b) any financial effects of the Company's capitalization plan; and

(c) Company's dividend policy;

II. to review and supervise, from time to time:

(a) the financial requirements for transactions exceeding twenty percent (20%) of the annual net income verified in the preceding fiscal year; and

(b) Company's access to the capital market.

Article 23 – The approval of the qualified majority of two thirds of the members of the Board of Directors is necessary for resolutions on:

I. the proposal for repurchase, redemption, reimbursement or amortization of shares;

II. the proposal for creation or issuance of subscription bonuses or instruments convertible into shares issued by the Company;

III. the proposal to change Company's corporate purposes;

IV. the proposal of merger of the Company into another company, merger of another company into the Company, merger of shares involving the Company, consolidation or spin-off thereof;

V. the proposal for liquidation, dissolution or extinction of the Company, or cessation of Company's state of liquidation; or

VI. the proposal for Company's participation in a group of companies.

Section III – The Executive Board

Article 24 - The Executive Board, whose members are elected and may be divested, at any time, by the Board of Directors, shall consist of two (2) to six (6) Executive Officers, one of whom shall be the Chief Executive Officers and the others, officers without a specific designation, all of them for a term of office of two (2) years, the reelection being permitted. The Board of Directors shall appoint one of the Company's Executive Officers for the position of Chief Officer for Relations with Investors.

Paragraph 1 - The election of the Executive Board shall occur up to five (5) business days after the date of holding of the Annual General Meeting, and the installation of the members elected may coincide with the expiration of the term of office of their predecessors.

Paragraph 2 - In his temporary impediments or absences, the Chief Executive Officer shall be replaced by another Executive Officer chosen by the Chief Executive Officer. In the event of a vacancy in the position of Chief Executive Officer, his interim substitute shall be chosen among the other Executive Officers, by resolution of the Executive Officers themselves and he shall act as Chief Executive Officer until the Board of Directors' next subsequent meeting, which shall be immediately called by the Chairman of the Board of Directors and shall appoint the Chief Executive Officer's substitute for the remaining term of the mandate.

Paragraph 3 - The other Executive Officers shall be replaced, in the events of absence or temporary impediment, by another Executive Officer, to be chosen by the Chief Executive Officer. In the event of a vacancy in the position of Executive Officer, his interim substitute shall be chosen by the Chief Executive Officer and shall act as Executive Officer until the Board of Directors' next subsequent meeting, which shall appoint the substitute for the remaining term of the mandate.

Paragraph 4 - The Chief Officer for Relations with Investors shall watch the compliance, by Company's shareholders, with the obligations set forth in Article 44 hereof and shall report to the General Meeting and the Board of Directors, upon request, his conclusions, reports and steps.

Article 25 - The Executive Board has all powers to perform all acts necessary for the regular operation of the Company and the achievement of the corporate purposes, however special they may be, including to dispose of or encumber permanent assets, waive rights, compromise and agree, subject to the pertinent legal and statutory provisions. It shall be incumbent upon it to administrate and manage the Company's affairs, in particular:

I. to comply with these Articles of Incorporation and the resolutions by the Board of Directors and the General Meeting, and procure that they are complied with;

II. to resolve on the opening, closing and change of addresses of Company's branches, agencies, warehouses, offices and any other establishments, either in the Country or abroad;

III. to submit to the analysis of the Board of Directors, on an annual basis, the Management Report and the Executive Board's accounts, accompanied by the report of the independent auditors, as well as the proposal for allocation of the profits verified in the preceding fiscal year;

IV. to prepare, and propose to the Board of Directors, the annual and pluriannual budgets, strategic plans, expansion projects and investment programs;

V. to approve the creation and suppression of a subsidiary and the Company's participation in the capital of other companies, either in the Country or abroad;

VI. to approve the disposal or encumbrance of permanent assets, the acquisition of permanent assets and the undertaking of other financial commitments related to projects where the Company intends to invest, conditional to the approval of such contracting by the Board of Directors, whenever the amount of the assets disposed of, encumbered or acquired or of the financial commitments undertaken exceeds ten percent (10%) of the annual net income verified in the preceding fiscal year;

VII. to borrow loans and other financings, conditional to the approval of such contracting by the Board of Directors, whenever, by virtue of the borrowing of such loans and other financings, the amount of principal of all of Company's outstanding loans and financings exceeds twenty percent (20%) of the annual net income verified in the preceding fiscal year;

VIII. to dispose of real estate, assign real-estate rights or grant real-estate rights to guarantee loans; and

IX. to decide on any subject not exclusively assigned to the General Meeting or the Board of Directors.

Article 26 - It shall be incumbent upon the Chief Executive Officer, in addition to coordinating the Executive Officers' acts and directing the conduction of the activities related to the Company's general planning:

I. to call and preside over the Executive Board's meetings;

II. to keep the members of the Board of Directors informed on the Company's activities and the progress of the transactions thereof;

III. to propose to the Board of Directors, without exclusivity for the initiative, the assignment of functions to each Executive Officer, at the time of the relevant election;

IV. to exercise other functions, as assigned to him by the Board of Directors;

V. to appoint the substitute of the other Executive Officers, in the events of absence or temporary impediment; and

VI. to appoint the interim substitute of the other Executive Officers in the events of vacancy, subject to the provisions of Paragraph 3, or Article 24, *in fine*, hereof.

Article 27 - It shall be incumbent upon the Executive Officers to assist and help the Chief Executive Officer in the management of the Company's affairs and to conduct the activities related to the functions assigned thereto by the Board of Directors.

Article 28 - As a general rule and excepting the events provided for in the following Paragraphs, the Company shall be represented by two (2) members of the Executive Board, or further, by one (1) member of the Executive Board and one (1) attorney-in-fact, or by two (2) attorneys-in fact, within the limit of their respective mandates.

Paragraph 1 - Any acts for which these Articles of Incorporation require prior authorization by the Board of Directors shall only be performed upon satisfaction of such condition.

Paragraph 2 - The Company may be represented by only one (1) Executive Officer or one (1) attorney-in-fact, in the following events:

(a) when the act to be performed requires single representation, it shall be represented by any Executive Officer or attorney-in-fact with special powers;

(b) in respect of the engagement of service providers or Employees;

(c) to receive and grant release for amounts due to the Company, to issue and negotiate, including to endorse and discount, trade bills related to Company's sales, as well as in respect of correspondence that does not generate obligations for the Company and the

performance of acts of mere administrative routine, including those performed before governmental departments, mixed-capital companies, the Internal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, all court offices in any stage of jurisdiction, the INSS [Brazilian Institute for Social Security], FGTS [Employees' Severance Indemnity Fund] and the collecting banks thereof, and others of the same nature.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding on the Company, by only one of the Executive Board's members or one attorney-in-fact, or further, through the adoption of power limiting criteria, it may limit, in certain events, the representation of the Company to only one Executive Officer or attorney-in-fact.

Paragraph 4 - For the appointment of attorneys-in-fact, the following rules shall be followed:

(a) all powers of attorney shall be granted by the Chief Executive Officer, or his substitute, jointly with any other Executive Officer;

(b) when the power of attorney is intended for the performance of acts conditional to the Board of Directors' prior authorization, the granting thereof shall be expressly conditional to the obtainment of such authorization, which shall be referred to in the text thereof;

(c) the instruments of power of attorney shall specify the scope of the powers granted, as well as the term of effectiveness thereof, except for *ad judicia* powers of attorney, which may be granted for an indefinite term.

Paragraph 5 - The Company cannot be represented by attorneys-in-fact in the disposal of real estate, assignment of real-estate rights or granting of real-estate rights to guarantee loans.

Paragraph 6 - Any acts performed in disagreement with the provisions of this Article shall not be valid nor binding on the Company.

CHAPTER V

THE AUDIT COMMITTEE

Article 29 - The Audit Committee shall operate on a non-permanent basis, with powers and assignments granted it by law, and shall only be installed by resolution of the General Meeting, or at shareholders' request, in the events set forth in law.

Article 30 - When installed, the Audit Committee shall consist of three (3) to five (5) regular members and the same number of alternates, either shareholders or not, who are elected and may be divested, at any time, by the General Meeting. When there is a Controlling shareholder or Group of Shareholders, the provisions of §4°, of Section 161, of the Corporation Law shall apply, and in the event of a Diffused Exercise of the Controlling Power, the rules of Paragraphs 1, 2 and 3 of this Article shall apply.

Paragraph 1 - Any shareholder or group or shareholders holding, either separately or jointly, shares representing ten percent (10%) or more of the share capital, shall be entitled to elect, in a separate voting, one (1) member and the relevant alternate.

Paragraph 2 - The same right shall be granted to any shareholder or group of shareholders other than that who elected one member in accordance with Paragraph 1 of this Article, subject to the same election rules and conditions.

Paragraph 3 - Any other shareholders, excluding those who voted for the election of members of the Audit Committee in accordance with Paragraph 1 or 2 of this Article, may elect the regular members or alternates, who, in any event, shall be in the same number as those elected in accordance with Paragraphs 1 and 2 of this Article plus one (1).

Paragraph 4 - The members of the Audit Committee shall have a unified term of office of one (1) year, and may be reelected.

Paragraph 5 - The members of the Audit Committee, in their first meeting, shall elect its President.

Paragraph 6 - The installation in the offices shall be through an instrument to be drawn up in the relevant book, to be signed by the installed member of the Audit Committee , and through the prior execution of the Instrument of Adhesion referred to by the Listing Regulation of the New Market.

~~**Article 31 -** When installed, the Audit Committee shall meet, pursuant to the legal provisions, whenever necessary, and shall analyze, at least on a quarterly basis, the financial statements.~~

Paragraph 1 - Irrespective of any formalities, any meeting shall be deemed regularly called upon attendance of the totality of the members of the Audit Committee.

Paragraph 2 - The Audit Committee expresses its opinion through the absolute majority of votes, upon attendance of the majority of its members.

Article 32 - The members of the Audit Committee shall be replaced, in their absences and impediments, by the relevant alternate.

Article 33 - In the event of a vacancy in the position of member of the Audit Committee , the relevant alternate shall hold his office; in the absence of the alternate, the General Meeting shall be called to elect a member for the vacant position.

Article 34 - The compensation of the members of the Audit Committee shall be established by the Annual General Meeting that elects them, subject to Paragraph 3, of Section 162, of the Corporation Law.

CHAPTER VI
DISTRIBUTION OF PROFITS

Article 35 - The fiscal year begins on January 1st and ends on December 31 of each year.

Sole Paragraph - At the end of each fiscal year, the Executive Board shall prepare the Company's financial statements, in accordance with the relevant legal precepts.

Article 36 - Together with the financial statements pertaining to the fiscal year, the Board of Directors shall submit to the Annual General Meeting a proposal for the allocation of the net profit in the year, as calculated after the deduction of the participations referred to in Section 190 of the Corporation Law and in the Sole Paragraph of this Article, as adjusted for the purposes of calculation of dividends, pursuant to Section 202 of that law, subject to the following order for the deduction:

(a) five percent (5%), at least, for the legal reserve, until it reaches twenty percent (20%) of the share capital. In any fiscal year where the balance of the legal reserve, as added to the amounts of the capital reserve, exceeds thirty percent (30%) of the share capital,

the allocation of part of the net profit in the year to the legal reserve shall not be mandatory;

(b) the portion necessary for the payment of a mandatory dividend shall not be lower, in each fiscal year, than twenty-five percent (25%) of the adjusted annual net profit, as provided for in Section 202 of the Corporation Law;

(c) the remaining portion of the adjusted net profit shall be allocated to the Investment and Expansion Reserve, which is intended to reinforce the Company's share capital and working capital, in order to ensure adequate operational conditions. The balance of such reserve, as added to the balances of the other profit reserves, excepting the reserves for profits to be realized and reserves for contingencies, shall not exceed the amount of the share capital. Upon such maximum limit being reached, the General Meeting may resolve on the use of the excess to pay or increase the share capital or to distribute dividends.

Sole Paragraph - The General Meeting may grant to the members of the Board of Directors and the Executive Board a participation in the profits, not exceeding ten percent (10%) of the remnant of the result in the fiscal year, after deduction of accumulated losses and the provision for income tax and social contribution [on the net profit], in the events, form and limits established in law.

Article 37 – By the Executive Board's proposal, as approved by the Board of Directors, *ad referendum* of the Annual General Meeting, the Company may pay or credit interest to the shareholders, as compensation of own capital of the latter, subject to the applicable legislation. Any amounts so disbursed may be incorporated to the amount of the mandatory dividend provided for in these Articles of Incorporation.

Paragraph 1 - In the event that interest is credited to the shareholders in the course of the fiscal year, the shareholders shall be remunerated with the dividends they are entitled to, they being ensured the payment of any remaining balance. In the event that the amount of the dividends is lower than their credit, the Company cannot charge from the shareholders the excess balance.

Paragraph 2 - When interest was credited in the course of the fiscal year, the actual payment of interest on own capital shall be made, by resolution of the Board of Directors, in the course of the fiscal year or in the following fiscal year, but never after the dates of payment of dividends.

Article 38 - The Company may prepare semi-annual balance sheets, or at shorter intervals, and declare, by resolution of the Board of Directors:

(a) the payment of a dividend or interest on own capital, to the account of the profit verified in a semi-annual balance sheet, as incorporated to the amount of the mandatory dividend, if any;

(b) the distribution of dividends in periods lesser than six (6) months, or interest on own capital, as incorporated to the mandatory dividend, if any, provided that the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves; and

(c) the payment of an interim dividend or interest on own capital to the account of accumulated profits or of profit reserve, as existing in the most recent annual or semi-annual balance sheet, to be incorporated to the amount of the mandatory dividend, if any.

Article 39 - The General Meeting may resolve on the capitalization of profit or capital reserves, including those created in interim balance sheets, subject to the applicable legislation.

Article 40 – Any non-received or non-claimed dividend shall forfeit within three (3) years as from the date when they were made available to the shareholder, and shall inure to the benefit of the Company.

CHAPTER VII

DISPOSAL OF THE STOCK CONTROL, CANCELLATION OF THE REGISTRY AS OPEN COMPANY AND WITHDRAWAL FROM THE NEW MARKET

Article 41 - The disposal of the Company's Control (as defined in Paragraph 1 of this Article), either directly or indirectly, through one sole transaction or successive transactions, shall be contracted under the suspensive or resolutory condition that the Control acquirer agrees to submit, within the maximum term of ninety (90) days, a public offer for acquisition of the shares ("OPA") of the other shareholders, so as to ensure them the same treatment as granted to the Control seller.

Paragraph 1 - For the purposes of these Articles of Incorporation, the terms below beginning with capital letters shall have the following meanings:

"Acquiring Shareholder" means any person, including, but not limited to, any individual or legal entity, investment fund, syndicate, security portfolio, universality of rights or another form of organization, resident, domiciled or with its principal place of business in Brazil or abroad, or Group of Shareholders.

"Control" (as well as its related terms, "Controller", "Controlled" or "under common Control or "Controlling Power") means the actually used power to command the corporate activities and direct the operation of the Company's bodies, either directly or indirectly, on factual or legal basis.

"Group of Shareholders" means the group of two or more persons that are (a) bound by contracts or agreements of any nature, including shareholders' agreements, either verbal or written, either directly or through Controlled, Controlling companies or companies under common control; or (b) among which there is a relationship of Control, either directly or indirectly; or (c) ; which are under common Control; or (d) which act representing a common interest. The following are included among examples of persons representing a common interest: (i) a person holding, either directly or indirectly, an equity interest equal to or exceeding fifteen percent (15%) of the share capital of the other person; and (ii) two persons having a common third-party investor who holds, directly or indirectly, an equity interest equal to or exceeding fifteen percent (15%) of the share capital of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, syndicates, cooperatives, security portfolios, universality of rights or any other forms of organization or undertaking, organized either in Brazil or abroad, shall be deemed part of the same Group of Shareholders whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have in common the majority of their officers.

"Diffuse Exercise of the Controlling Power" means the Controlling Power exercised by a shareholder who holds less than fifty percent (50%) of the Company's share capital, as well as by shareholder(s) not characterized as member(s) of the Controlling Group of Shareholders.

Paragraph 2 - In the event that the Control acquisition also subjects the Control acquirer to the obligation of carrying out the OPA required by Article 44 hereof, the acquisition price in the OPA shall be the highest among the prices

determined in accordance with this Article 41 and Article 44, Paragraph 2 hereof.

Paragraph 3 - The selling Controlling shareholder or selling Controlling Group of Shareholders shall not transfer the ownership of its shares, nor the Company shall register any transfer of shares representing the Control, while the Acquiring Shareholder does not execute the Controllers' Instrument of Adhesion referred to in the Listing Regulation of the New Market.

Paragraph 4 - The Company shall not register any transfer of shares to the shareholder(s) that become(s) the holder (s) of the Controlling Power, while such shareholder(s) do(es) not execute the Instrument of Adhesion to the Regulation of the New Market.

Paragraph 5 - Any Acquiring Shareholder who acquires or becomes the owner of five percent (5%) or more of the shares representing the Company's capital shall execute the Instrument of Adhesion to the Regulation of the Arbitration Chamber of the Market, within thirty (30) days as from the date on which he reaches such percentage.

Paragraph 6 - No Shareholders' Agreement providing for the Controlling Power may be registered at the Company's principal place of business before the signatories thereof executed the Instrument of Adhesion referred to in Paragraph 3 of this Article.

Paragraph 7 - In the event that the Acquiring Shareholder fails to comply with the obligations imposed by Paragraph 5, of this Article 41, the Company's Board of Directors shall call an Extraordinary General Meeting, where the Acquiring Shareholder shall not be entitled to vote, to resolve on the suspension of the exercise of the Acquiring Shareholder's rights, pursuant to the provisions in Section 120 of the Corporation Law, without prejudice to the Acquiring Shareholder's responsibility for damages caused to the other shareholders as a result of the non-compliance with the obligations imposed by paragraph 5 of this Article.

Article 42 - The public offer referred to in the preceding Article shall be conducted:

I. in the events of costly assignment of rights to subscribe to shares and other securities or rights related to securities convertible into shares, which results in the disposal of the Company's Control; and

II. in case of disposal of the Control of a company that holds the Company's Controlling Power and, in this event, the selling Controller shall be compelled to declare to BOVESPA the amount ascribed to the Company in such disposal and to attach documentation evidencing it.

Article 43 - Anyone who already holds Company's shares and acquires the Controlling Power by virtue of a private agreement of purchase of shares entered into with the Controlling shareholder or Controlling Group of Shareholders, involving any quantity of shares, shall be compelled to:

I. submit the public offer referred to in Article 41 hereof;

II. reimburse the shareholders from whom he bought shares at a stock exchange in the six (6) months preceding the date of Disposal of the Company's Control, and he shall pay thereto any difference between the price paid for the shares representing the Control and the amount paid at the stock exchange for Company shares in the same period, as duly restated pursuant to the positive variance of the Ample Consumer Price Index – IPCA ("IPCA"), up to the time of the payment;

III. take suitable steps to restore the minimum percentage of twenty-five percent (25%) of the total of Company's outstanding shares, within the six (6) months subsequent to the acquisition of the Control.

Article 44 - Any Acquiring Shareholder who acquires or becomes the owner of shares issued by the Company, in a quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company shall, within the maximum term of sixty (60) days as from the date of acquisition or of the event that resulted in the ownership of shares in a quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company, provide or request the registration, as the case may be, of an OPA for the totality of shares issued by the Company, subject to the provisions of CVM's applicable regulation, BOVESPA's regulations and the provisions of this Article.

Paragraph 1 - The OPA shall be (i) indistinctly addressed to all Company's shareholders, (ii) carried out at an auction to be conducted at BOVESPA, (iii) launched at the price determined in accordance with the provisions of Paragraph 2 of

this Article, and (iv) paid at sight, in the national legal tender, against the acquisition, in the OPA, of shares issued by the Company.

Paragraph 2 - The acquisition price, in the OPA, for each share issued by the Company shall not be lesser than the highest of: (i) the economic value obtained in an appraisal report; (ii) one hundred and twenty percent (120%) of the issuance price for the shares in any capital increase carried out by public distribution, occurred in the twenty-four (24)-month period preceding the date on which the conduction of the OPA becomes mandatory pursuant to this Article 44, as duly restated by the IPCA up to the time of the payment; and (iii) one hundred and twenty percent (120%) of the mean unit quotation for the shares issued by the Company in the ninety (90)-day period preceding the conduction of the OPA at the stock exchange where there is the highest amount of negotiations of the shares issued by the Company.

Paragraph 3 - The conduction of the OPA referred to in the main provision of this Article shall not exclude the possibility of another Company shareholder or, as the case may be, the Company itself, presenting a competing OPA, pursuant to the applicable regulation.

Paragraph 4 - The Acquiring Shareholder shall be compelled to meet any requests or requirements by CVM, as based on the applicable legislation, in respect of the OPA, within the deadlines prescribed in the applicable regulation.

Paragraph 5 - In the event that the Acquiring Shareholder fails to comply with the obligations imposed by this Article, including in respect of the satisfaction of the deadlines (i) to carry out or request the registration of the OPA; or (ii) to meet any requests or requirements by CVM, the Company's Board of Directors shall call the Extraordinary General Meeting, where the Acquiring Shareholder shall not be entitled to vote, to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder who failed to comply with any obligation imposed by this Article, pursuant to the provisions of Section 120 of the Corporation Law, without prejudice to the Acquiring Shareholder's responsibility for damages caused to the other shareholders in consequence of the non-compliance with the obligations imposed by this Article.

Paragraph 6 - Any Acquiring Shareholder who acquires or becomes the holder of other rights, including usufruct or trust, on the shares issued by the Company in a

quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company, shall be also compelled, within the maximum term of sixty (60) days as from the date of such acquisition or of the event that resulted in the holding of such rights on shares in a quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company, to carry out or request, as the case may be, the registration of an OPA, pursuant to the provisions of this Article.

Paragraph 7 - The obligations described in Section 254-A of the Corporation Law and Articles 41, 42 and 43 hereof do not exclude the compliance, by the Acquiring Shareholder, with the obligations described in this Article, except as provided for in Articles 51 and 52 hereof.

Paragraph 8 - The provisions of this Article shall not apply in the event that a person becomes the owner of shares issued by the Company in a quantity exceeding twenty percent (20%) of the total of shares issued thereby in consequence of (i) legal succession, under the condition that the shareholder disposes of the excess shares within up to sixty (60) days as from the relevant event; (ii) the merger of another company into the Company; (iii) the merger of shares of another company by the Company, or (iv) the subscription to Company's shares, carried out in one sole primary subscription, which was approved at a General Meeting of Company's shareholders called by its Board of Directors, and whose proposal for capital increase determined the establishment of the issuance price for the shares based on the economic value obtained from a report on the economic-financial appraisal of the Company conducted by a specialized company with confirmed experience in the appraisal of open companies.

Paragraph 9 - For the purposes of calculation of the twenty percent (20%) of the total of shares issued by the Company, as described in the main provision of this Article, involuntary accretions of equity interest resulting from cancellation of treasury shares or decrease of the Company's share capital with cancellation of shares, shall not be computed.

Paragraph 10 - In the event that CVM's regulation applicable to the OPA described in this Article determines the adoption of a calculation criterion for the establishment of the acquisition price for each of the Company's shares in the OPA, which results in an acquisition price exceeding that determined pursuant to Paragraph 2 of this Article, in the conduction of the OPA

provided for in this Article, the acquisition price calculated pursuant to CVM's regulation shall prevail.

Paragraph 11 - Any modification that limits shareholders' right to conduct the OPA provided for in this Article, or the exclusion of this Article, shall compel any shareholder(s) who voted for such modification or exclusion in the resolution at the General Meeting to conduct the OPA provided for in this Article.

Article 45 - In the public offer for acquisition of shares to be conducted by the Controlling shareholder or Controlling Group of shareholders for cancellation of the registration of the Company as an open company, the minimum price to be offered shall correspond to the economic value obtained in an appraisal report, as referred to in Article 50 hereof.

Article 46 - In the event that the shareholders who met at an Extraordinary General Meeting resolve for the withdrawal of the Company from the New Market, the Company's Controlling shareholder or Controlling Group of Shareholders shall submit a public offer for acquisition of shares (i) within ninety (90) days, so that its shares are listed for negotiation outside the New Market, or (ii) within one hundred and twenty (120) days as from the date of the General Meeting of Company's shareholders that approves the corporate reorganization transaction, under which the Company's shares resulting from such reorganization are not admitted for listing at the New Market. The minimum price to be offered shall correspond to the economic value obtained in the appraisal report referred to in Article 50 hereof.

Article 47 - In the event of Diffuse Exercise of the Controlling Power:

I. whenever the cancellation of the registry as open company is approved at the General Meeting, except in the event provided for in Article 49, II hereof, the public offer for acquisition of shares shall be conducted by the Company itself and, in this event, the Company shall only acquire shares owned by the shareholders who voted for the cancellation of the registry in the resolution at the General Meeting, after having acquired the shares of the other shareholders who did not vote for that resolution and who accepted such public offer;

II. whenever the withdrawal of the Company from the New Market is approved at the General Meeting, either by registration of the shares outside the New Market or by corporate reorganization, as provided for in Article 46 (ii) hereof, the public offer for acquisition of shares shall be conducted by the shareholders who voted for such resolution at the General Meeting.

Article 48 – In the event of Diffuse Exercise of the Controlling Power and determination by BOVESPA that the quotations of securities issued by the Company be disclosed separately or that the negotiation of securities issued by the Company be suspended in the New Market by virtue of non-compliance with obligations set forth in the Listing Regulation of the New Market, the Chairman of the Board of Directors shall call, within up to two (2) days of the determination, only days where the newspapers normally use by the Company circulate being computed, an Extraordinary General Meeting for replacement of the entire Board of Directors.

Paragraph 1 - In the event that the General Meeting referred to in the main provision of this Article is not called by the Chairman of the Board of Directors within the established term, it may be called by any of the Company's shareholders.

Paragraph 2 - The new Board of Directors elected at the Extraordinary General meeting referred in the main provision and Paragraph 1 of this Article shall cure the non-compliance with the obligations set forth in the Listing Regulation of the New Market within the lesser of: the shortest time possible or a new term granted by BOVESPA therefor.

Article 49 – In the event of Diffuse Exercise of the Controlling Power and withdrawal of the Company from the New Market, due to any non-compliance with obligations contained in the Listing Regulation, (i) in case such non-compliance derives from a resolution at the General Meeting, the public offer for acquisition of shares shall be carried out by the shareholders who voted for the resolution implying the non-compliance and (ii) in case such non-compliance derives for management's act or fact, the Company shall carry out the OPA for cancellation of the registry as open company, to be addressed to all of Company's shareholders. In the event of a resolution, at the general meeting, for the maintenance of the Company's registry as open company, the OPA shall be carried out by the shareholders who voted for such resolution and, in this event, the provisions of Article 47, I hereof shall not apply.

Article 50 – The appraisal report dealt with by Articles 45 and 46 hereof shall be prepared by a specialized company, with confirmed experience and independent from the Company, its Officers and Controllers, and the report shall further satisfy the requisites of Paragraph 1, of Section 8, of the Corporation Law, and shall imply the responsibility provided for in Paragraph 6 of that Section 8.

Paragraph 1 - The selection of the specialized company in charge of establishing the Company's economic value is incumbent upon the General Meeting, from a

triple list to be submitted by the Board of Directors, and the respective resolution shall be taken by absolute majority of the votes of the outstanding shares, as expressed at the General Meeting that resolves on the matter, blank votes not being computed, with exclusion of any shares held by the Controlling shareholder, his spouse, companion and dependents, as included in the annual income tax return, treasury shares and shares held by Company's controlled or related companies, as well as by other companies belonging to the same group as any of them, on a factual or legal basis.

Paragraph 2 - Any costs related to the preparation of the required appraisal report shall be fully borne by those responsible for the conduction of the public offer for acquisition of shares, as the case may be.

Article 51 – The submission of one sole OPA to meet more than one of the purposes provided for in this Chapter VII, in the Listing Regulation of the New Market or in the regulation issued by CVM is permitted, provided that it is possible conform the procedures for all modalities of OPA, the addressees of the offer do not undergo any losses and CVM's authorization is obtained when required by the applicable legislation.

Article 52 – The Company or the shareholders responsible for the conduction of the OPA provided for in this Chapter VII, in the Listing Regulation of the New Market or in the regulation issued by CVM may ensure the carrying out thereof through any shareholder, a third party and, as the case may be, the Company. The Company or the shareholder, as the case may be, shall not be released from the obligation to conduct the OPA until it is concluded in compliance with the applicable rules.

CHAPTER VIII
THE ARBITRATION PANEL

Article 53 - Any disputes or controversies related to the Agreement for Participation in the New Market, the Listing Regulation of the New Market, these Articles of Incorporation, the shareholders' agreements filed at the Company's principal place of business, the provisions of the Corporation Law, the norms issued by the National Monetary Council, the Central Bank of Brazil or CVM, BOVESPA's regulations and other rules applicable to the operation of the capital market generally, or as derived therefrom, shall be settled by arbitration, to be conducted in accordance with the Regulation of the Arbitration Chamber of the Market created by BOVESPA.

Sole Paragraph – Without prejudice to the effectiveness of this arbitration clause, any of the parties in the arbitration procedure shall be entitled to resort to the Judiciary Power for the purpose, if and when necessary, of requesting preliminary orders to protect rights, both in an arbitration procedure already commenced or not commenced yet and, as soon as any relief of such nature is granted, the jurisdiction for decision on the merits shall be immediately returned to the arbitration panel, as already formed or to be formed.

CHAPTER IX
LIQUIDATION OF THE COMPANY

Article 54 - The Company shall enter in the process of being liquidated in the events set forth in law, it being incumbent upon the General Meeting to elect the liquidator(s), as well the Audit Committee that will operate in such period, subject to the legal formalities.

CHAPTER X
FINAL AND TRANSITORY PROVISIONS

Article 55 - Any events omitted in these Articles of Incorporation shall be decided by the General Meeting and regulated in accordance with the provisions of the Corporation Law.

Article 56 - The Company is prevented from granting financing or guarantees, of any kind, to third parties, under any modality, for any transactions other than as related to the corporate interests.

Article 57 - The Extraordinary General Meeting that approves these Articles of Incorporation shall resolve on the actual number of members of the Board of Directors and elect the other members as necessary to form that body.

Article 58 – The Executive Officers holding offices on the date of approval hereof shall conclude the mandate of one (1) year for which they were elected, and the Board of Directors may extend the term of the Executive Board's present offices to up to five (5) days after the holding of the Annual General Meeting of 2007. The term of office provided for in Article 24 hereof shall only apply to Executive Officers elected as from the Annual General Meeting of 2006.

Article 59 – The provisions of Article 44 hereof shall not apply to present shareholders who already hold twenty percent (20%) or more of the total of shares issued by the Company and the successor thereof on the date of publication of the Commencement Advertisement for the Primary and Secondary Public Distribution of Shares Issued by Lojas Renner S.A. ("Commencement Advertisement"), relating to the public offer for distribution of shares issued by the Company, which are the subject of Case No. RJ/2005-03063, of May 10, 2005, with CVM ("Public Distribution"), they applying only to those investors who acquire shares and become Company's shareholders after the date of effectiveness of the adhesion to and listing of the Company with the New Market.

Article 60 - The provisions contained in Chapter VII, as well as the norms related to the Regulation of the New Market, as appearing in Article 13, §1, *in fine*, and in Article 31, §3 hereof, shall only be effective as from the date of publication of the Commencement Advertisement.

Article 61 - Article 44 hereof shall only be effective after the date of settlement of the Public Distribution.

Article 62 - In the absence of a provision in the Listing Regulation of the New Market in respect of the public offer for acquisition of shares in the event of Diffuse Exercise of the Controlling Power, the rules of Paragraph 1, of Article 41 and of Articles 47, 48 and 49 hereof, as prepared in conformity with item 14.4 of that Regulation, shall prevail.

DOCUMENTS FILED: All documents referred to herein, as duly initialed by the members of the Presiding Committee and subsequently attached to these minutes, shall remain filed at the Company's principal place of business.

CLOSING: As there were no other subjects to be discussed, the meeting was closed and these minutes were drawn up and, after being read and deemed to be conform, they were signed by those present.

SHAREHOLDERS: J.C. Penney Brazil, Inc., represented by its Vice Chairman, Kyriacos Antonis Zachariades; José Galló; Egon Handel and José Carlos Hruby.

As Chairman and Secretary, we declare that this is a true copy of the minutes transcribed in the Book of General Meetings of the Company.

Porto Alegre, June 11, 2005.

José Galló	José Carlos Hruby
Chairman	**Secretary**

Seen:

Daniel Calhman de Miranda
Responsible Lawyer
OAB/DF*** No. 12.042

*** Brazilian Bar Association, Federal District Chapter


NOVO
MERCADO
BOVESPA - BRASIL

COMMUNICATION TO THE MARKET


LOJAS
RENNER

LOJAS RENNER S.A.
Open Company with Authorized Capital
CNPJ* No. 92.754.738/0001-62 – NIRE** 43300004848
Avenida Assis Brasil 944, CEP 91010-000 Porto Alegre, RS

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

Pursuant to the provisions in Instruction No. 358, of the Securities Commission ("CVM"), of January 3, 2002, and in section 53 of Instruction CVM No. 400, of December 29, 2003, Lojas Renner S.A., as issuer ("Company"), J.C. Penney Brazil, Inc., a company organized under the laws of the State of Delaware, United States of America, as winning shareholder ("Winning Shareholder"), and Banco de Investimentos Credit Suisse First Boston S.A., as leading institution of the Offer (as defined below) ("CSFB" or "Leading Arranger"), communicate to the public that, on May 9, 2005, the registration of a primary and secondary public offer of common shares, all registered, book-entry shares, without a par value, issued by the Company, was requested to CVM.

1 CHARACTERISTICS OF THE OFFER

1.1 Corporate Approvals. The authorization for the carrying out of an increase in the Company's capital, the accomplishment of the Offer, the exclusion of the preemptive right of the Company's present shareholders in the subscription to shares of the Primary Offer (as defined below) and the determination of the quantity of Shares to be issued within the scope of the Primary Offer were approved by the Company's board of directors, at a meeting held on June 8, 2005. The capital increase and the relevant establishment of the Price per Share (as defined below) shall be approved by the Company's board of directors before the granting of the registry of the Offer by CVM. The terms and conditions of the Offer shall be approved by the relevant management bodies of the Winning Shareholder.

1.2 Offer. The following shall be offered (i) by public offer of primary distribution ("Primary Offer"), (six million, two hundred and fifty thousand) 6,250,000 common, book-entry registered shares, and without a par value, issued by the Company ("Primary Offer Shares"); and (ii) by public offer of secondary distribution ("Secondary Offer" and, collectively with the Primary Offer, "Offer"), (fourteen million, six hundred and seventy-two thousand, seven hundred and sixteen) 14,672,716 common, book-entry registered shares, and without a par value, issued by the Company, owned by the Winning Shareholders, free and released from any

encumbrances or liens (("Secondary Offer Shares" and, collectively with the Primary Offer Shares, "Shares"), at a non-organized over-the-counter market, to be carried out in Brazil, pursuant to the provisions of Instruction CVM No. 400/03 and, further, with the efforts of placement in the United States of America for qualified institutional investors, resident and domiciled abroad, defined in accordance with the provisions of Rule 144A of the U.S. Securities Act of 1933, as amended, ("Securities Act"), and in the other countries (except the United States of America and Brazil), based on Regulation S, issued by the Securities and Exchange Commission, in both events through the investment mechanisms regulated by the National Monetary Council, the Central Bank of Brazil and CVM, and according to the exemptions from registration provided for in the Securities Act.

1.3 **Supplementary Actions**. The total quantity of the Primary Offer Shares may be increased by up to three million, one hundred and thirty-eight thousand, four hundred and seven (3.138.407) new common shares to be issued by the Company ("Supplementary Shares", and, unless otherwise provided for, any references to the Shares shall be also references to the Supplementary Shares), equivalent to fifteen percent (15%) of the initially offered Shares, as per option for the subscription to such Supplementary Shares granted by the Company to the Leading Arranger, which shall be exclusively allocated to meet any excess demand which may be verified in the course of the Offer ("Supplementary Share Option"). The Supplementary Share Option may be exercised as from the date of execution of the agreement for placement of the Shares ("Arrangement Agreement") and up to thirty (30) days as from the date of publication of the advertisement on the commencement of the Offer ("Commencement Advertisement"), under the same conditions and price as the initially offered Shares, pursuant to the provisions of section 24, of Instruction CVM No. 400/03.

1.4 **Rights, Advantages and Restriction of the Shares**. The Shares ensure their owners: (i) voting right at the Company's general meetings and, except in respect of resolutions regarding modifications in the provisions set forth in item (vi) below, each Share shall entitle to one vote; (ii) right to the mandatory dividend, in each fiscal year, equivalent to twenty-five percent (25%) of the adjusted net profit, pursuant to section 202, of Law No. 6,404/76; (iii) in the event of disposal of the Company's control, either direct or indirect, on a costly basis, even if through successive transactions, right to dispose of his Shares under the same conditions ensured to the selling controlling shareholder (tag along of one hundred percent (100%) of the price); (iv) in the event of acquisition of Company's shares, in a quantity equal to or exceeding 20% of its share capital (excluding treasury shares and any involuntary accretions of equity interest specified in the Company's Articles of Incorporation), by any shareholder (excepting the present shareholders who already own twenty percent (20%) or more of the total shares issued by the Company and their successors, including the Company's controlling shareholders and the partners of those controlling shareholders who may succeed him in the direct interest in the Company, by virtue of corporate reorganizations, and other investors who become Company's shareholders in certain transactions specified in the Company's Articles of Incorporation), right to dispose of his shares for a price not lower than the highest of (a) the economic value verified in an appraisal report; (b) one hundred percent (120%) of the issuance price for the shares, in any capital increase occurred within the 24-month period preceding the date when the conduction of the public offer

becomes compulsory, as duly restated by the Ample Consumer Price Index, up to the time of payment; and (c) one hundred percent and twenty (120%) of the mean unit quotation for the shares issued by the Company during the 90-day period preceding the conduction of the public offer at the securities exchange where there is the highest amount of negotiations of the shares issued by the Company; (v) in the event that any investor becomes the owner of twenty percent (20%) or more of the Company's share capital by virtue of the acquisition of shares within the scope of the Offer, right to dispose of his shares to such investor at a public offer for acquisition of shares, to be conducted in accordance with the provisions of item (iv) above, save, however, that the Offer procedure shall not contain any limitation to the capacity of an investor to acquire Shares that make him the owner of twenty percent (20%) or more of the Company's share capital; (vi) right to vote at a shareholders' general meeting called for the exclusion or limitation of shareholders' right to conduct a public offer under the terms of article 44 of the Company's Articles of Incorporation by any shareholder who acquires twenty percent (20%) or more of the Company's share capital. Such resolution shall be taken by the absolute majority of the votes present, each shareholder being entitled to one sole vote, irrespective of his interest in the Company's share capital. In this event, the shareholders voting for the exclusion of or amendment to article 44 of the Articles of Incorporation shall be compelled to conduct a public offer of acquisition, pursuant to the provisions of article 44 of the Company's Articles of Incorporation; (vii) in the event of cancellation of the Company's registry as open company or cancellation of the Company's listing at the New Market of the São Paulo Stock Exchange ("Bovespa"), right to dispose of his shares at a public offer to be launched by the controlling shareholder or, in certain events of diffuse exercise of the controlling power, as defined in the Articles of Incorporation, by the Company or the shareholders voting for the cancellation of the Company's listing at the New Market, as the case may be, and in conformity with the provisions of the Articles of Incorporation, for their respective economic value, as verified through the preparation of an appraisal report by a specialized and independent company, with confirmed experience and selected by the meeting of shareholders owning outstanding shares, from a triple list submitted by the Company's board of directors; (viii) all other rights ensured to the Shares, in accordance with Law No. 6,404/76, the Regulation of Bovespa's New Market and the Company's Articles of Incorporation, as described in the Offer's final prospectus ("Final Prospectus"); and (ix) right to receive dividends and all other benefits that may be declared by the Company as from the Settlement Date (as defined below) or, in respect of Supplementary Shares, as from the respective Settlement Date of the Supplementary Shares (as defined below).

1.5 **Price per Share.** In the context of the Offer, it is estimated that the issuance or the sale price per Share ("Price per Share") will be between thirty-seven *reais* (R$37.00) and forty-three *reais* (R$43.00), however, it may be established outside such brackets. The Price per Share shall be established (i) after submission of the Requests for Reservation (as defined below); and (ii) after conclusion of the procedure for collection of intentions of investment with Institutional Investors (as defined below) conducted in Brazil by the Leading Arranger, as provided for in section 44 of Instruction CVM No. 400/03 ("Bookbuilding Procedure"). Pursuant to item III, of paragraph 1, of section 170, of Law No. 6,404/76, the choice of the criterion for determination of the Price per Share is justified by the fact that the Price per Share will not promote unjustified dilution of Company's present

shareholders and that the Shares will be distributed through primary and secondary public distribution, where the market value of the Shares shall be appraised through the conduction of the Bookbuilding Procedure, which reflects the amount at which Institutional Investors shall submit their subscription or purchase orders within the scope of the Offer. Non-Institutional Investors (as defined below) who adhere to the Offer shall not participate in the Bookbuilding Procedure e, therefore, shall not participate in the establishment of the Price per Share.

1.6 **Placement Method**. Subject to acceptance of the request for registration of the Offer with CVM, conduction of the Bookbuilding Procedure, release of the Final Prospectus and publication of the Commencement Advertisement, the Leading Arranger shall carry out the placement of the Shares. The Leading Arranger shall have up to three (3) business days, as from the date of publication of the Commencement Advertisement, to carry out the public placement of the Shares (except for Supplementary Shares, which shall follow the provisions above) ("Distribution Term"). Pursuant to the firm guarantee granted by the Leading Arranger in the Placement Agreement, in the event that, at the end of the Distribution Term, the Shares were not fully settled and/or resold, the Leading Arranger shall subscribe to or acquire, as the case may be, on the last day of the Distribution Term, at the Price per Share, the balance resulting from the difference between (i) the totality of the Shares (excepting the Supplementary Shares); and (ii) the quantity of Shares actually placed at the market and settled by the investors who acquired/subscribed to them. Such guarantee shall be binding as from the time when the Bookbuilding Procedure is concluded and the Arrangement Agreement is executed. For the purposes of the provisions of item 5, of Exhibit VI to Instruction CVM No. 400/03, in the event that the Leading Arranger does not subscribe to or acquire Shares and is interested in selling such Shares before the publication of the advertisement on the closing of the Offer, the sales price for such Shares shall be the market price of the Shares, as limited to the Price per Share; however, the provisions in this item shall not apply to sales conducted in consequence of the stabilization activities referred to in item 1.8 below.

1.7 **Target Public.** Subject to the provisions of item 2 below, the Leading Arranger (by itself of through the Subcontracted Institutions and the Special Participants (as defined below)), shall conduct the Offer with the investors, either individuals or legal entities and investment clubs registered with Bovespa who are not deemed to be Institutional Investors (as defined below) ("Non-Institutional Investors") and, further, with institutional investors, including investment funds, pension funds, entities registered with CVM that administrate third-party funds, entities authorized to operate by the Central Bank of Brazil, consortia intended for investment in bond and security portfolio, which are registered with CVM and/or BOVESPA, insurance companies, supplementary pension and capitalization companies, open and closed private pension entities, non-financial legal entities with a net worth exceeding five million *reais* (R$5,000,000.00) and individuals and legal entities and investment clubs registered with Bovespa in respect of specific orders exceeding the investment maximum limit for Non-Institutional Investors ("Local Institutional Investors"). Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Merrill Lynch Pierce, Fenner & Smith Inc., which shall act as placement international agents for the Leading Arranger ("Placement International Agents") shall further endeavor placement efforts in the United States of America for qualified institutional investors, resident and domiciled abroad, defined in conformity with the provisions of Rule 144A of the

Securities Act, and in the other countries (except the United States of America and Brazil), based on Regulation S, issued by the Securities and Exchange Commission; and such investors shall subscribe to or acquire the Shares pursuant to the terms of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, and subsequent amendments thereto, and of Instruction CVM No. 325, of January 27, 2000, and subsequent amendments thereto, in transactions exempt from registration pursuant to the Securities Act ("Foreign Institutional Investors" and, collectively with the Local Institutional Investors, "Institutional Investors").

1.8 **Stabilization of the Price of the Shares.** The Leading Arranger, through Credit Suisse First Boston S.A. Corretora de Valores Mobiliários, may conduct activities of stabilization of the price of the Shares, as from the date of execution of the Arrangement Agreement and for up to thirty (30) days as from the date of publication of the Commencement Advertisement, through transactions of purchase and sale of common shares issued by the Company, subject to the applicable legal provisions and to the terms of the "Agreement for Provision of Services of Stabilization of Prices of Common Shares Issued by Lojas Renner S.A." ("Stabilization Agreement"), to be previously approved by Bovespa and CVM, pursuant to paragraph 3, of section 23, of Instruction CVM No. 400/03. The conduction of activities of price stabilization shall depend on the demand on the part of Institutional Investors and on the capacity of the Leading Arranger to contract with Institutional Investors participating in the Offer, stock loan transactions in amounts that, in the Leading Arranger's opinion, are sufficient for the conduction of such activities. The contracting of stock loan transactions shall be formalized and registered with CBLC up to the Settlement Date, as per item 2.4 below. Therefor, during the Bookbuilding Procedure, the Leading Arranger shall try to identify possible investors interested in lending Shares possibly acquired thereby in the Offer. In the event that the Leading Arranger, for any reason, is unable to identify and borrow shares issued by the Company in a quantity sufficient for the provision of the price stabilization services, the Leading Arranger will be unable to conduct, or will be impaired in its capacity to conduct, the planned price stabilization activities. In any case, no guarantee may be given that the price stabilization activities shall be effective to limit oscillations in the price of the Shares in the period subsequent to the Offer.

1.9 **Settlement of the Offer.** The physical and financial settlement of the Offer shall be carried out up to the last day of the Distribution Term ("Settlement Date"), in accordance with the provisions of the Arrangement Agreement. The physical and financial settlement of the Supplementary Shares shall be carried out on the dates on which the Company provides the deposit of the Supplementary Shares that are the subject of the exercise of the Supplementary Share Option with the Brazilian Company for Settlement and Custody ("CBLC") (Settlement Date for Supplementary Shares").

2 PROCEDURE FOR THE OFFER

2.1 After the expiration of the Reservation Period (as defined below), the accomplishment of the Bookbuilding Procedure, the granting of registration of the Offer by CVM, the publication of the Commencement Advertisement and the release of the Final Prospectus, the Leading Arranger, the institutions that form the security distribution system, as subcontracted by the Leading Arranger

("Subcontracted Institutions") and the brokers that are members of Bovespa, as subcontracted by the Leading Arranger exclusively to endeavor efforts to place the Shares with Non-Institutional Investors ("Special Participants") shall carry out the public placement of the Shares, at a non-organized over-the-counter market, subject to the provisions of Instruction CVM No. 400/03, and the effort of share dispersion provided for in the Listing Regulation of Bovespa's New Market, through two different offers, namely, an offer conducted with Non-Institutional Investors ("Retail Offer") and an offer conducted with Institutional Investors ("Institutional Offer"), the Institutional Offer to be conducted exclusively by the Leading Arranger and Subcontracted Institutions.

2.2 The distribution plan for the Shares, as organized by the Leading Arranger, pursuant to paragraph 3, of section 33, of Instruction CVM No. 400/03, with the express consent of the Company and the Selling Shareholder, takes into account the relationships with clients and other matters of a commercial or strategic nature of the Leading Arranger, the Company and the Selling Shareholder; however, the Leading Arranger shall ensure the conformation of the investment to the risk profile of its clients, as well as the fair and equitable treatment to the investors, and shall endeavor the best efforts for share dispersion, as provided for in the Regulation for Listing in the New Market.

2.3 Within the scope of the Retail Offer, a minimum of ten percent (10%) and a maximum of twenty percent (20%) of the Shares, with exclusion of Supplementary Shares, shall be preferably allocated to the public placement with Non-Institutional Investors, which submit irrevocable and irreversible requests for reservation of Shares, except for the provisions of item XI below, and subject to the conditions of the instrument of Request for Reservation itself, through the completion of the Request for Reservation form, and one percent (1%) of the Shares, excluding Supplementary Shares, shall be preferably allocated to those appearing in the Company's payroll, on the date of submission of his respective Request for Reservation (as defined below) ("Collaborators") and who identify themselves as such in the respective Request for Reservation, in accordance with the following procedure:

I. during the relevant Reservation Period (as defined below), each of the interested Non-Institutional Investors shall submit the request for reservation of Shares ("Request for Reservation") to the Leading Arranger or a sole Subcontracted Institution or a sole Special Participant, through the completion of a specific form, without the need of depositing the amount of the intended investment, subject to the investment minimum amount of five thousand *reais* (R$5,000.00) and the investment maximum amount of one hundred thousand *reais* (R$100,000.00) per Non-Institutional Investor, and such Non-Institutional Investors may stipulate, in the Request for Reservation, the maximum price per Share as a condition for effectiveness of its Request for Reservation, without the need of subsequent confirmation, and, in the event that the Price per Share is established in an amount exceeding that established by the Non-Institutional Investor, the respective Request for Reservation shall be automatically cancelled;

II. Non-Institutional Investors are advised to verify with their preferred Subcontracted Institution or Special Participant, before submitting their Request for Reservation, whether such Subcontracted Institution or Special Participant will participate in the Retail Offer and, in this event, whether it

will require, at its exclusive discretion, the maintenance of funds on an investment account, either opened and/or held therewith, in order to guarantee the Request for Reservation;

III. Non-Institutional Investors shall submit their Requests for Reservation in the period from June 20, 2005 through June 28, 2005, provided that any Non-Institutional Investors who are (a) Company's officers, (b) controllers or officers of the Leading Arranger, Subcontracted Institutions and Special Participants, or (c) other persons related to the Offer, as well as spouses or companions, parentage, descent and collateral kindred up to the second degree of kindred of each of the persons referred to in clauses (a), (b) or (c) above (collectively, "Related Persons"), shall submit their Requests for Reservation, necessarily, within the period from June 20, 2005 through June 22, 2005 (collectively, "Reservation Period");

IV. each Collaborator that submits the Request for Reservation shall be ensured the full acquisition and/or subscription to the number of Shares that are the subject of its respective Request for Reservation, provided that (a) the total quantity of the Shares indicated in the Collaborators' Requests for Reservation does not exceed one percent (1%) of the quantity of Shares (excluding Supplementary Shares), (b) such Collaborators, when submitting their Requests for Reservation, did not make them conditional to a maximum price per Share or, if they did so, that the Price per Shares is lower than the maximum price per Share appearing in the relevant Request for Reservation, and (c) informed expressly his condition of Collaborator when completing the relevant Request for Reservation form. Upon Collaborators' Request for Reservation being met, the remaining Shares that are the subject of the Retail Offer shall be allocated to the other Non-Institutional Investors;

V. in the event that the total of Shares subject to the Requests for Reservation is equal to or lower than the quantity of Shares allocated to Non-Institutional Investors, there will be no proration, and all Requests for Reservation shall be fully met, and the remaining Shares, if any, shall be allocated to Institutional Investors;

VI. in the event that the total of Shares subject to Collaborators' Requests for Reservation exceeds one percent (1%) of the Shares (excluding Supplementary Shares), a proration shall be carried out among the Collaborators, until such limit of one percent (1%) is reached, under the criterion of equalitarian e successive division of the Shares that are preferably allocated to Collaborators among all Collaborators that submitted a Request for Reservation according to items (i) and (iv) above, limited to the individual amount of each Request for Reservation, until exhaustion of the quantity of Shares that are the subject of preferable placement with the Collaborators, fractions of Shares being disregarded ("Equalitarian Proration"). The Collaborators shall not acquire Shares above the limit of one percent (1%) of the Shares (Supplementary Shares being disregarded). Optionally, at the Leading Arranger's discretion and subject to the limit appearing in item 2.3 above, the quantity of Shares to be preferably allocated to Non-Institutional Investors may be increased so that Collaborators' excess requests may be totally or partially met and, in the

event of partial satisfaction, the same criterion of Equalitarian Proration shall be followed;

VII. after the preferred satisfaction of Collaborators' Requests for Reservation or after the conduction of the Equalitarian Proration, once the limit of one percent (1%) of the Shares (excluded the Supplementary Shares) is exceeded, the remaining Shares allocated to the Retail Offer shall be allocated to meet the Requests for Reservation of the other Non-Institutional Investors. In the event that the total of Requests for Reservation of the other Non-Institutional Investors exceeds the total of Shares allocated to the Retail Offer after the preferred satisfaction of the Collaborators, an Equalitarian Proration shall be conducted among the other Non-Institutional Investors. Optionally, at the Leading Arranger's discretion, the quantity of Shares allocated to the Retail Offer may be increased, so that Non-Institutional Investors' excess requests may be totally or partially met and, in the event of partial satisfaction, the same criterion of Equalitarian Proration shall be followed;

VIII. up to noon, in the first (1st) business day subsequent to the date of publication of the Commencement Advertisement, the Non-Institutional Investor shall be informed by the Leading Arranger, the Subcontracted Institution or Special Participant that received the Request for Reservation, at his respective electronic address or, in the absence thereof, by telephone or correspondence, of the Settlement Date, the quantity of Shares allocated (adjusted, as the case may be, in consequence of the proration referred to in items VI and VII above) and the amount of the relevant investment, which, in any event, shall be limited to that indicated in the relevant Request for Reservation ("Allocated Shares");

IX. up to 11 o'clock a.m. on the Settlement Date, each Non-Institutional Investor shall make the payment, in immediately available funds, of the amount indicated in item VIII above, to the Leading Arranger, the Subcontracted Institution or the Special participant to which he submitted his respective Request for Reservation;

X. on the Settlement Date, the Leading Arranger, the Subcontracted Institution or the Special Participant that received the Request for Reservation shall deliver the Allocated Shares to the respective Non-Institutional Investor who submitted the Request for Reservation therewith, provided that the payment set forth in item IX above is made;

XI. in the event that (a) a significant divergence is verified between the information appearing in the preliminary prospectus of the Offer ("Preliminary Prospectus") and the Final Prospectus, which modifies substantially the risk undertaken by the Non-Institutional Investor, or his decision of investment; (b) the Primary Offer or the Secondary Offer is suspended, pursuant to section 20, of Instruction CVM No. 400/03; and/or (c) the Primary Offer or the Secondary Offer is modified, pursuant to section 27, of Instruction CVM No. 400/03, the Non-Institutional Investor may waive the Request for Reservation, and therefor, he shall inform his decision to the Leading Arranger, the Subcontracted Institution or the Special Participant that received the Request for Reservation (i) up to 04:00 p.m. of the fifth (5th) business day subsequent to the date of release of the

Final Prospectus, in respect of clause (a) above; and (ii) up to 04:00 p.m. of the fifth (5th) business day subsequent to the date on which the suspension or modification of the Primary Offer or the Secondary Offer was communicated in writing, in respect of clauses (b) and (c) above. In the event that the Non-Institutional Investor does not inform his decision to waive the Request for Reservation in accordance with this item, the Request for Reservation shall be deemed valid and the Non-Institutional Investor shall be compelled to make the payment of the amount of the investment. In the event that the Non-Institutional Investor has already made the payment pursuant to item IX above and waives the Request for Reservation pursuant to this item, the amounts deposited by such Non-Institutional Investor shall be returned, without interest or monetary restatement, without reimbursement and with deduction, as the case may be, of the amounts related to the incidence of the Provisional Contribution on Financial Transfers ("CPMF"), within three (3) business days as from the request for cancellation of the Request for Reservation; and

XII. in the event that the Offer is not completed or in the event of termination of the Arrangement Agreement, all Requests for Reservation shall be cancelled and the Leading Arranger, the Subcontracted Institution or the Special Participant, as the case may be, shall communicate to the Non-Institutional Investor that submitted the Request for Reservation therewith, the cancellation of the Offer, which may be provided, including, by publication of a communication to the market. In the event that the Non-Institutional Investor has already made the payment under the terms of item IX above, the amounts deposited by such Investor shall be returned, without interest or monetary restatement, without reimbursement and with deduction, as the case may be, of the amounts related to the incidence of the CPMF, within three (3) business days as from the communication of the cancellation of the Offer.

2.4 Within the scope of the Institutional Offer, the Shares allocated to Non-Institutional Investors that were not allocated thereto in accordance with the Retail Offer procedure, shall be allocated to Institutional Investors, together with the other Shares, in accordance with the following procedure:

I. any Institutional Investors interested in participating in the Offer shall submit their intentions of investment during the Bookbuilding Procedure, there having no requests for reservation nor investment maximum limits. When submitting their intentions of investment pursuant to this item, Institutional Investors shall further inform, whether they are interested in lending the Shares that may be allocated thereto to the Leading Arranger for conduction of the stabilization activities referred to in item 1.8 above;

II. in the event that the intentions of investment obtained during the Bookbuilding Procedure exceed the total of Shares remaining after the satisfaction of the Requests for Reservation submitted in accordance with the Retail Offer procedure, the Leading Arranger shall privilege those Institutional Investors that, at its exclusive discretion, meet the Offer's purposes best to the effect of creating a shareholder diversified base, as formed by investors having different criteria for evaluation of the Company's prospective, its scope of performance and the Brazilian and international macroeconomic context;

III. up to noon, on the first (1st) business day subsequent to the date of publication of the Commencement Advertisement, the Leading Arranger shall inform Institutional Investors, through their relevant electronic address or, in the absence thereof, by telephone or fax, of the Settlement Date, the quantity of Shares allocated and the Price per Share;

IV. the Leading Arranger shall further inform, to those Institutional Investors that, pursuant to item I above, expressed an interest in lending any Shares that may be allocated thereto, whether it will formalize or not that loan, and the decision on the formalization of loans of Shares shall pertain only and exclusively to the Leading Arranger, and to its exclusive discretion, any Institutional Investors that expressed an interest in lending their Shares not being entitled to require or request the formalization of the loan;

V. the Shares shall be delivered on the Settlement Date, by payment in the domestic currency, at sight and in immediately available funds, of the Price per Shares multiplied by the quantity of subscribed or acquired Shares; and

VI. still on the Settlement Date, the stock loan transaction, between the Leading Arranger and those Institutional Investors that received the confirmation referred to in item IV above, shall be registered with CBLC, pursuant to the procedures of the Asset Loan Service – BTC, subject to the provisions in the Arrangement Agreement.

2.5 The subscription to or acquisition of the Shares within the scope of the Offer shall be formalized by the signature of (i) the subscription bulletin, in respect of Primary Offer Shares; or (ii) the purchase and sale agreement, in respect of Secondary Offer Shares.

2.6 In the event of an excess demand exceeding one third (1/3) of the Shares (excluding the Supplementary Shares), the placement of Shares, by the Leading Arranger, with Related Persons is barred, except the placement of Shares with those Related Persons who participate in the Offer through the completion of the Request for Reservation, in equal conditions with any other Non-Institutional Investor (except for the term), pursuant the Retail Offer procedure.

3 TIME SCHEDULE OF THE STAGES OF THE OFFER

Please find below an estimated time schedule of the stages of the Offer, informing the main events thereof as from the publication of this Communication to the Market:

N.°	Event	Anticipated Date of Accomplishment (1)
1	▪ Publication of the Communication to the Market	06.13. 2005
	▪ Release of the Preliminary Prospectus	06.13. 2005
	▪ Commencement of the Road Show	06.13. 2005
2	▪ Commencement of the Reservation Period	06.20.2005
	▪ Commencement of the Bookbuilding Procedure	06.20.2005
3	▪ Expiration of the Reservation Period for Related Persons	06.20.2005
4	▪ Expiration of the Reservation Period for persons not related to the Offer	06.28.2005
5	▪ End of the Road Show	06.29.2005
	▪ End of the Bookbuilding Procedure	06.29.2005
	▪ Establishment of the Price per Share	06.29.2005
	▪ Execution of the Arrangement Agreement and other agreements related to the Offer	06.29.2005
	▪ Commencement of the Term for Exercise of Supplementary Share Option	06.29.2005
6	▪ Registration of the Offer	06.30.2005
	▪ Publication of the Commencement Advertisement for the Offer	06.30.2005
	▪ Release of the Final Prospectus	06.30.2005
7	▪ Commencement of the negotiation at Bovespa of the shares issued by the Company	07.01.2005
8	▪ Settlement Date	07.05.2005
9	▪ Expiration of the term for exercise of the Supplementary Share Option	08.01.2005
10	▪ Publication of the Closing Advertisement	12.30.2005

(1) The dates anticipated for future events are merely indicative, and are subject to modifications and delays, postponements, without prior notice, at the discretion of the Company, the Selling Shareholder and the Leading Arranger.

4 PRELIMINARY PROSPECTUS

The Preliminary Prospectus is available at the following addresses and pages of the worldwide computer net:

Companhia
Lojas Renner S.A.
Avenida Assis Brasil 944
91010-000 Porto Alegre, RS
Telephone: (51) 3361 5090
(www.lojasrenner.com.br)

Leading Arranger
Banco de Investimento Credit Suisse First Boston S.A.
Av. Brig. Faria Lima 3064, 13º andar
01451-000 São Paulo, SP
Telephone: (11) 3841 6800
(www.csfb.com.br/ofertas)

Subcontracted Institutions
Banco Bradesco S.A.
Av. Paulista 1450, 3º andar
01310-917 São Paulo, SP
Telephone: (11) 2178 4800
(www.shopinvest.com.br)

BB Banco de Investimento S.A.
Rua Lélio Gama 105, 30º andar
20031-080 Rio de Janeiro, RJ
Telephone: (21) 3808 2742
(www.bb.com.br)

Banco J.P. Morgan S.A.
Av. Brig. Faria Lima 3729, 13º andar
04538-905 São Paulo, SP
Telephone: (11) 3048 3700
(www.jpmorgan.com/brasil/prospecto)

Banco Merrill Lynch de Investimentos S.A.
Av. Brig. Faria Lima 3040, 18º andar
04538-132 São Paulo, SP
Telephone: (11) 2188 4700
(www.merrilllynch-brasil.com.br)

Deutsche Bank S.A.
Rua Alexandre Dumas 2200
04717-910 São Paulo, SP
Telephone: (11) 5189 5000
(www.deutsche-bank.com.br)

Companhia Brasileira de Liquidação e Custódia – CBLC
Rua XV de Novembro 275
01013-001 São Paulo, SP
(www.cblc.com.br)

Bolsa de Valores de São Paulo – Bovespa
Rua XV de Novembro 275
01013-001 São Paulo, SP
(www.bovespa.com.br)

Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro 111, 5º andar
Rio de Janeiro, RJ
Rua Formosa 367, 20º andar
São Paulo, SP
(www.CVM.gov.br)

5 COMPLEMENTARY INFORMATION

The financial institution engaged to provide book-entry services for the Shares is Banco Itaú S.A.

Further information on the Offer and the reservation procedure, including copies of the Arrangement Agreement, the Stabilization Agreement and other documents and agreements related to the Offer may be obtained with the Leading Arranger and Subcontracted Institutions, at the addresses and telephone numbers referred to above and, in respect of Non-Institutional Investors, also with Special Participants. Additional information on Special Participants may be obtained in the CBLC's page in the worldwide computer net (www.cblc.com.br). Additionally, further information on the Offer may be obtained with the CVM, at the addresses and telephone numbers referred to above.

Presentations to investors ("Road Show") will take place in Brazil and abroad. In Brazil, the presentation shall be held in the City of São Paulo, at Renaissance Hotel, at Al. Santos 2233, Sala Sul América [South America Room], on June 15, 2005, at 08:00 a.m.

Interested Non-Institutional Investors may submit the Request for Reservation at the premises of:

- the Leading Arranger, at the address referred to above;
- the Subcontracted Institutions that participate in the Retail Offer, at the addresses referred to above; and
- the special participants accredited with CBLC to participate in the Offer.

The Preliminary Prospectus contains additional and complementary information to this Communication to the Market, and the reading thereof enables a detailed analysis of the terms and conditions of the Offer, and the risks inherent thereto.

Pursuant to Instruction CVM No. 400/03, the Leading Arranger, together with the Company and the Selling Shareholder, requested the registration of the Offer with CVM, the Offer being subject to CVM's prior approval.

This Communication to the Market is not an offer for the sale of the Shares in United States of America. The Shares cannot be offered or sold in the United States of America without a registration or exemption from registration, pursuant to the provisions of the Securities Act. The Company and the Selling Shareholder do not intend to register the Offer in the United States of America.

The Leading Arranger strongly recommends that Non-Institutional Investors interested in the submission of the Request for Reservation read, closely and carefully, the terms and conditions set forth in the relevant Requests for Reservation, in particular as regards the procedures related to the payment of the Price per Share and the settlement of the Offer, as well as the information contained in the Preliminary Prospectus.

The investment in shares is a risky investment, as it is an investment in variable income and, thus, investors who intend to invest in the Shares are subject to the volatility of the capital market. In spite of that, no class or category of investor in prevented by law from acquiring the Shares.

PLEASE, READ THE PRELIMINARY PROSPECT BEFORE ACCEPTING THE OFFER.

"The registration of this Offer does not imply, on the part of CVM, guarantee of the truthfulness of the information given or a judgment on the quality of the Company, as well as on the shares to be distributed".

Leading Arranger


CREDIT SUISSE
FIRST BOSTON

Subcontracted Institutions

(LOGO – on the way)

Special Participants

(LOGO – on the way)

Other security brokers accredited with CBLC may participate in the Offer, as Special Participants, as disclosed in CBLC' site (www.cblc.com.br).

LOJAS RENNER S.A.
CNPJ/MF* No. 92.754.738/0001-62
NIRE** 43300004848

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON JUNE 8, 2005

1. **Place, time and date**: At Av. Brigadeiro Faria Lima, Nº 3.064, 13º andar, in the City of São Paulo, State of São Paulo, at 06:00 p.m., on June 8, 2005.

2. **Attendance**: By all members of the Board of Directors of Lojas Renner S.A. ("Company").

3. **Presiding Committee**: Chairman: Mr. José Galló. Secretary: Mr. Egon Handel.

4. **Agenda**: To resolve on: (i) resignation by the Chairman of the Board of Directors; (ii) election of the Chairman of the Board of Directors to complement the term of office; (iii) public offer for distribution of common shares issued by the Company ("Public Offer"), including authorization to the Company's Executive Board to take all steps and perform all acts, as necessary for the conduction of the Public Offer; (iv) capital increase through the issuance of shares, within the limits of the authorized capital, in the scope of the Public Offer, with determination of the criterion to be adopted for establishment of the price for the issuance of common shares and authorization to the Company's Executive Board for it to adopt all measures and perform all acts, as necessary for the increase of the Company's share capital; (v) listing of the Company and negotiation of common shares issued thereby in the New Market segment of the São Paulo Stock Exchange ("BOVESPA"), and authorization to the Company's Executive Board for it to adopt all measures and perform all acts, as necessary for the listing of the Company and the negotiation of common shares issued thereby in the New Market; (vi) election of the members of the Compensation Committee and installation of the Compensation Committee; (vii) request to the Compensation Committee for it to examine the proposal for the first granting of stock purchase options under the Company's Stock Purchase Option Plan, to be prepared by the Executive Board; (viii) election of the members of the Financial Affairs Committee and installation of the Financial Affairs Committee; and (ix) other subjects of a corporate interest.

5. **Resolutions**: After careful analysis of the subjects contained in the Agenda, the following was resolved, by unanimous vote:

    (i) To ratify the resignation by the Chairman of the Board of Directors, Mr. José Galló, to his position as Chairman of the Board of Directors, who, however, will remain in the body, as member of the Board of Directors.

    (ii) To elect, to complement the term of Office of the Chairman of the Board of Directors who resigned his position, pursuant to Article 18 of the Company's Articles of Incorporation, Mr. Francisco Roberto André Gros, member of the Board of Directors elected at the Extraordinary General Meeting held on May 25, 2005. The now elected Chairman of the Board of Directors, as present to the meeting, declared to accept his appointment and be deemed vested with the assignments ascribed to his position as from the date hereof, and he will remain in office up to the Company's Annual General Meeting to be held in 2006.

(iii) To approve and authorize the Public Offer, within the limits of the authorized capital, to be conducted in Brazil, pursuant to Instruction CVM No. 400/2003, and with efforts for placement in the United States of America, based on the exemptions from registration provided for by Rule 144A, of the Securities Act of 1933, of the United States of America, and in the other countries (excepting the United States of America and Brazil), based on Regulation S of the Securities Act of 1933, Instruction CVM No. 325/2000 and Resolution CMN [National Monetary Council] No. 2.689/2000 and subsequent amendments. The Public Offer may further provide for the granting, by the Company, of an option to Banco de Investimentos Credit Suisse First Boston S.A., to be exercised at the latter's exclusive discretion, for the acquisition of a supplementary batch of new common shares to be issued by the Company, equivalent to up to fifteen percent (15%) of the total number of initially offered common shares, pursuant to section 24, of Instruction CVM No. 400/2003. Such option shall be exclusively intended to meet any excess demand verified in Brazil and abroad, in the course of the Public Offer, and may be exercised within up to thirty (30) days as from the date of publication of the Notice of Commencement of Primary and Secondary Public Distribution of the Shares Issued by the Company, under the same conditions and price as the initially offered common shares. The other characteristics of the Public Offer shall be contained in the Preliminary Prospectus of Primary and Secondary Public Distribution of Common Shares Issued by Lojas Renner S.A. ("Preliminary Prospectus") and in the Preliminary Offering Circular. The Company's Executive Board is hereby authorized to perform all acts as necessary for the obtainment of the relevant registries related to the Public Offer, including, but not limited to, (a) to prepare the Preliminary Prospectus, the Preliminary Offering Circular, the Final Prospectus of Primary and Secondary Public Distribution of Common Shares Issued by Lojas Renner S.A. ("Final Prospectus") and the Offering Circular; (b) to take all measures necessary for the conduction of the Public Offer before public and private entities in Brazil and abroad and, in particular with CVM, the Central Bank of Brazil, BOVESPA and Companhia Brasileira de Liquidação e Custódia [Brazilian Company for Settlement and Custody] - CBLC; and (c) to sign any and all contracts, communications, notices, certificates and documents it deems to be necessary or proper for the conduction of the Public Offer.

(iv) To approve the increase of the Company's share capital, within the limits of the authorized capital, through the issuance of up to eleven million (11,000,000) registered common shares, which are entry-shares and have no par value, with exclusion of the preemptive right, pursuant to Section 172, item I, of Law No. 6,404, of December 15, 1976, to be paid-in at sight, upon subscription thereto, in the legal tender of the Country. Any shares issued by virtue of such capital increase shall be offered through a Public Offer to be conducted in accordance with the terms of item (iii) above. The price for issuance of the common shares shall be established by this Board of Directors after the Company's roadshow and conclusion of the bookbuilding procedure to be conducted by the financial institutions that coordinate the Public Offer, which price will reflect the amount at which institutional investors will submit their subscription or purchase orders in the scope of the public distribution, in consonance with the provisions of Section 170, Paragraph One, item III, of Law 6,404, of December 15, 1976, with the premium or discount on the price brackets being admitted, and to appear in the cover sheet of the Preliminary Prospectus, in accordance with the market conditions then in force. The Company expressly reserves the right to give up concluding the Public Offer, in the event that the price possibly verified after the conclusion of the bookbuilding procedure is lower than the floor of the price brackets, which is approved in R$37 to R$43 per share and which shall appear in the Preliminary Prospectus. The Company's Executive Board is hereby authorized to take all steps and perform all

acts, as necessary for the accomplishment of the capital increase, under the terms now approved;

(v) To approve the Company's listing and the negotiation of the common shares issued thereby, in BOVESPA's New Market. The Company's Executive Board is hereby authorized to take all steps, including, but not limited to, the execution of the "Agreement for Participation in the New Market", instruments and other documents, it being allowed to perform all acts necessary for the Company's listing and the negotiation of the shares issued thereby in BOVESPA's New Market;

(vi) To elect, in order to form the Compensation Committee, subject to Article 21 of the Company's Articles of Incorporation, the following members of the Board of Directors: (a) Egon Handel, as President; (b) Francisco Roberto André Gros and (c) José Luiz Osório de Almeida Filho. The members elected to the Compensation Committee, who were present at the meeting, hereby declare to accept their appointment and to be deemed vested with the assignments ascribed to their position as from the date hereof, to remain in office up to the Company's Annual General Meeting to be held in 2006..

(vii) To formalize the request to the Compensation Committee for it to (a) examine the Executive Board's proposal for the first granting of stock purchase share options under the Company's Stock Purchase Option Plan, to be submitted to the Compensation Committee for opinion and to the Board of Directors for approval, and (b) cooperate and coordinate with the Executive Board, in order to establish the parameters for option granting, based on the creation of values that ensure the motivation and maintenance of Company's executive officers and executives.

(viii) To postpone the election of the members of the Financial Affairs Committee, to be resolved at a new meeting of the Board of Directors, to be called in due time.

6. **Closing**: As there were no further subjects to be dealt with, these minutes were drawn up, read, approved and signed by all those present and by the Chairman and the Secretary of the Presiding Committee. **Signatures**: Chairman of the Presiding Committee: José Galló. Secretary: Egon Handel. Directors: Francisco Roberto André Gros, Chairman; Egon Handel, Vice Chairman; Glória Kalil Rodrigues Meyer; José Galló; José Luiz Osório de Almeida Filho; and Thomas Anthony Clerkin.

I certify that this is a true copy of the minutes drawn up in the relevant book.

São Paulo, June 8, 2005.

José Galló
Chairman

Egon Handel
Secretary

LOJAS RENNER S.A.
CNPJ/MF* nº 92.754.738/0001-62
NIRE** 43.300.004.848
Open Company with Authorized Capital

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders are invited to meet at an Extraordinary General Meeting, to be held on June 11, 2005, at 11:00 a.m., at the Company's principal place of business, at Avenida Assis Brasil, 944, Passo D'Areia, in the City of Porto Alegre, State of Rio Grande do Sul, to discuss and resolve on the following agenda:

(1) amendment to the Articles of Incorporation for adequacy and improvements relating to the listing of the Company's shares in the segment of the New Market of the São Paulo Exchange – BOVESPA; and

(2) consolidation of the Company's Articles of Incorporation.

General Information:

(a) Copy of the proposal for Company's Articles of Incorporation is available to the shareholders at the Company's principal place of business, in compliance with paragraph 3, of section 135, of Law No. 6,404/76.

(b) The shareholders shall submit, at least seventy-two (72) hours before the date indicated for the holding of the Meeting, in addition to the identification documents:

i. evidence issued by the booking institution in the last five (5) days;
ii. the instrument of power of attorney, with grantor's certified signature; and/or
iii. in respect of any shareholders participating in the fungible custody of registered shares, the statement indicating the respective equity interest, as issued by the applicable body,

as the case may be.

Porto Alegre, May 27, 2005.

José Galló
Chairman of the Board of Directors

LOJAS RENNER S.A.
CNPJ/MF*No. 92.754.738/0001-62
NIRE** 43.300.004.848
Open Company with Authorized Capital

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

DATE, PLACE AND TIME: At the first call, on May 25, 2005, at 11:00 a.m., at the principal place of business of Lojas Renner S.A. ("Company"), located at Avenida Assis Brasil, No. 944, Passo D'Areia, in the City of Porto Alegre, State of Rio Grande do Sul.

PRIOR PUBLICATIONS: Call Notice and Relevant Fact published, respectively, pursuant to §1, of section 124, of Law No. 6,404/76 and Instructions CVM Nos. 319/99 and 358/02, in the newspapers "Valor Econômico" [Economic Value], "Gazeta Mercantil" [Mercantile Gazette] , "Diário do Comércio e Indústria - DCI" (SP) [Commerce and Industry Journal] , "Jornal do Comércio" (RS) [Commerce Journal] and "Diário Oficial do Estado do Rio Grande do Sul" [Official Gazette of the State of Rio Grande do Sul], the first one on May 10, 11 and 12, 2005 and the second one only on May 10, 2005.

ATTENDANCE: Attendance by shareholders representing more than ninety-eight percent (98%) of the voting capital, as per signatures appearing in the Book of Shareholders' Attendance. The Audit Committee is not installed.

PRESIDING COMMITTEE: Mr. José Galló – Chairman and Mr. José Carlos Hruby – Secretary.

AGENDA: **(1)** analysis of the conversion of the totality of Company's preferred shares into common shares, in the proportion of one common share to each preferred share in the Company's share capital, subject to the withdrawal right of the present holders of preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76, upon such conversion having been previously approved by the Special Meeting of shareholders holding preferred shares, called for May 25, 2005, at 10:00 a.m.; **(2)** ratification of the engagement, by the Company's Management, of the specialized company in charge of preparing the appraisal reports in respect of the Company and J. C. Penney Brasil Comercial Ltda. ("J.C. Penney"), as follows: (i) appraisal of the book value of the Company's and J.C. Penney's net worth, based on their financial statements, as duly audited, in order to support the book entries derived from the

Merger of J.C. Penney into the Company ("Merger"); and (ii) appraisal of the Company and J.C. Penney, based on their respective net worth, under the same criteria and on the same base date, at the market price; **(3)** analysis of the relevant appraisal reports; **(4)** analysis of the Merger Protocol and Justification executed by the Company's Executive Board and J.C. Penney's Management, which was prepared in accordance with the provisions of sections 224 and 225 of Law No. 6,404/76 and Instruction CVM No. 319/99, thus containing all terms, conditions and information as necessary for the understanding of the proposal for Merger; **(5)** analysis of the Merger of J.C. Penney into the Company, pursuant to the terms of the Merger Protocol and Justification and other documents made available to the shareholders; **(6)** analysis of the proposal for combination of shares issued by the Company, in the proportion of two hundred and fifty-three shares (253) to one (1) share; **(7)** analysis of the proposal for amendment to and reformulation of the Company's Articles of Incorporation, including, but not limited to, changes in the corporate purposes, alteration of the authorized capital, adequacy to the rules of the New Market segment of the São Paulo Stock Exchange – BOVESPA ("New Market") and conformation to the conversion of preferred shares into common shares and the combination of shares; **(8)** election of the members of the Board of Directors, so as to conform the composition of the Board of Directors to the rules of the New Market; **(9)** analysis of the proposal for granting of a Share Call Option Plan; and **(10)** analysis of the proposal for review of the officers' aggregate compensation, in view of the election of additional members to the Board of Directors.

PUBLICATION: Mr. Chairman informed that the minutes of this Extraordinary General Meeting shall be drawn up as an abstract of the facts occurred, pursuant to the provisions of paragraph 1, of section 130, of Law No. 6,404/76, the shareholders being ensured the rights described in clauses "a" and "b" of that legal provision. Upon being submitted to approval by those present, the proposal for publication of these minutes with omission of shareholders' signatures was approved by unanimous vote.

RESOLUTIONS: After careful analysis and discussion of the items of the Agenda and related documents by Messrs. Shareholders, the following items were approved by unanimous vote of those present: **(1)** the conversion of the totality of Company's preferred shares into common shares, in the proportion of one common share to each preferred share, subject to the withdrawal right of shareholders holding preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76. The conversion of preferred shares into common shares was previously approved by shareholders holding Company's preferred shares, at the Special Meeting of Shareholders Holding Preferred Shares held as of the date hereof, at 10:00 a.m. Accordingly, the main provision [of Article 5] of the Company's Articles of Incorporation shall hereafter read as follows: "*Article 5 – The Company's subscribed and paid-in capital is fifty-five million reais (R$*

55,000,000.00), divided into three billion, seven hundred and ninety-nine million, six hundred and forty-four thousand, two hundred and forty-one (3,799,644,241) common shares, without a par value."; **(2)** the ratification of the suggestion and engagement, by the Company's Management, of the specialized company Apsis Consultoria Empresarial S/C Ltda., with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, Nº 90, sala 1802, registered with the National Directory of Legal Entities ("CNPJ/MF") under No. 27.281.922/0001-70, for verification and audit of the Company's and J.C. Penney's financial statements, thus carrying out the book appraisal of the net worth on December 31, 2004 – the base date established for the Merger – and preparation of the consequent reports that will support the book entries pertinent to the Merger into the Company; **(3)** the reports prepared by the specialized company, whose engagement, as duly ratified by the shareholders, is reflected in item (2) above and [which] shall become an integral part of these minutes as Exhibit I; **(4)** the Merger Protocol and Justification, executed by the Company's Executive Board and J.C. Penney's Management, to be filed at the Company's principal place of business, also becoming an integral part of these minutes as Exhibit II; **(5)** the Merger of J.C. Penney into the Company, pursuant to the Merger Protocol and Justification and other documents made available to the shareholders, which shall only be effective after the closing of this Extraordinary General Meeting; **(6)** the combination of shares issued by the Company, as referred to in section 12, of Law No. 6,404/76, as follows: (6.i) combination of shares in the proportion of two hundred and fifty-three (253) shares to one (1) share; (6.ii) any shareholders holding less than two hundred and fifty-three (253) shares and who, as a result of the combination, remain with only fractions of shares, shall receive, from the controlling shareholder, J.C. Penney Brazil, Inc., a donation of fractions of shares in a quantity sufficient for them to form a new unit of the share capital and remain as Company's shareholders; (6.iii) in order to receive such donation, the shareholders shall, within thirty (30) days of the communication of the Extraordinary General Meeting's resolution to the market, express to the Company their interest in receiving the donation of fractions of shares, for them to complete a new unit of the share capital and remain as Company's shareholders; and (6.iv) upon expiration of the thirty (30)-day term for the manifestation of shareholders interested in receiving fractions of shares, the remaining fractions of shares shall be separated, combined into whole numbers and sold at an auction at the São Paulo Stock Exchange – BOVESPA. The amounts obtained from the sale of fractions of shares shall be ascribed to the holders of the fractions of shares sold, in proportion to their participation in such fractions of shares. Accordingly, the main provision of article 5 of the Company's Articles of Incorporation shall hereafter read as follows: "*Article 5 – The Company's subscribed and paid-in capital is fifty-five million reais (R$ 55,000,000.00), divided into fifteen million, eighteen thousand, three hundred*

and fifty-six (15,018,356) common shares, without a par value." **(7)** the proposal for amendment to and reformulation of the Company's Articles of Incorporation, which was modified after being made available to the Company's shareholders through the publication of the Call Notice for the Extraordinary General Meeting, as per comments received up to the date hereof, including, among other modifications, changes in the corporate purposes, alteration of the authorized capital, adequacy to the rules of the New Market and conformation to the conversion of preferred shares into common shares and the combination of shares, which shall hereafter be effective with the following new wording:

"ARTICLES OF INCORPORATION

OF

LOJAS RENNER S.A.

CHAPTER I
DENOMINATION, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

Article 1 - LOJAS RENNER S.A. is a corporation [*sociedade anônima*] governed by these Articles of Incorporation and the applicable legislation.

Article 2 - The Company has its principal place of business and jurisdiction in the City of Porto Alegre, State of Rio Grande do Sul, at Av. Assis Brasil, Nº 944, Passo D'Areia, CEP 91010-000.

Sole Paragraph - The Company may open, close and change the address of branches, agencies, warehouses, offices and any other establishments either in the Country or abroad, by resolution of the Executive Board.

Article 3 - The Company's purposes are:

(a) trade and manufacture of body clothes;

(b) trade of home appliances, sports articles, electric and electronic appliances and other items that are found in department stores;
(c) import and export of the goods referred to in the preceding clauses;
(d) provision of services as travel agency, tourism operator and other similar services;
(e) provision of credit card services;
(f) provision of services related to the collection of bills and securities on behalf and at the order of third parties;
(g) provision of data processing services;
(h) provision of services related to the control and processing of financed sales; and
(i) participation in the share capital of other companies.

Article 4 - The term of duration of the Company is indefinite.

CHAPTER II
SHARE CAPITAL

Article 5 - The Company's subscribed and paid-in capital is fifty-five million *reais* (R$ 55,000,000.00), divided into fifteen million, eighteen thousand, three hundred and fifty-six (15,018,356) common shares, without a par value.

Article 6 - The Company is authorized to increase its share capital up to the limit of forty-five million (45,000,000) common shares.

Paragraph 1 - Within the limits authorized in this Article, the Company may, by resolution of the Board of Directors, increase its share capital irrespective of an amendment to the Articles of Incorporation. The Board of Directors shall establish the conditions for the issuance, including price and payment term.

Paragraph 2 - Within the limit of the authorized capital, the Board of Directors may resolve on the issuance of subscription bonuses.

Paragraph 3 - Within the limit of the authorized capital and pursuant to plans approved by the General Meeting, the Board of Directors may grant options for the purchase of or subscription to shares to its Officers and Employees, as well as to the Officers and Employees of other companies that are directly or indirectly controlled by the Company, without a preemptive right for the shareholders.

Paragraph 4 - The issuance of founders' shares by the Company is barred.

Article 7 - The share capital shall be represented exclusively by common shares and each common share shall entitle to one vote in the resolutions of the General Meeting, except as provided for in Paragraph 2, of Article 10 hereof.

Article 8 - All Company shares shall be book-entry shares and kept in a deposit account, with the financial institution authorized by the Securities Commission ("CVM"), in the name of the owners thereof.

Sole Paragraph - Any transfer and annotation costs, as well as those for services related to book-entry shares, may be charged directly from the shareholder by the institution in charge of direct registration, as defined in the direct-registration agreement.

Article 9 - At the Board of Directors' discretion, the preemptive right in the issuance of shares, debenture stocks and subscription bonuses, as placed through the sale at a stock exchange or public subscription or, further, through the exchange of shares, at a public offer for takeover of stock Control (as defined in Paragraph 10, of Article 44 hereof), may be excluded or reduced, pursuant to the legal provisions, within the limit of the authorized capital.

CHAPTER III
GENERAL MEETING

Article 10 - The General Meeting shall meet, ordinarily, once a year and, extraordinarily, whenever called in accordance with Law No. 6,404, of December 15, 1976, and subsequent amendments thereto ("Corporation Law") or these Articles of Incorporation.

Paragraph 1 - Any resolutions by the General Meeting shall be taken by absolute majority of the votes present.

Paragraph 2 - Any General Meeting resolving on the subjects provided for in Articles 45 and 47 hereof shall be called at least thirty (30) days in advance.

Paragraph 3 - Any resolution on the amendment to or exclusion of Article 44 hereof shall be taken by absolute majority of the votes present, each shareholder being ~~entitled to one only vote, irrespective of his interest in the share capital, as provided for in §1, of Section 110 of the Corporation Law.~~

Paragraph 4 - The General Meeting shall only resolve on the matters included in the agenda, as appearing in the relevant call notice, subject to the exceptions provided for in the Corporation Law.

Paragraph 5 - At General Meetings, the shareholders shall submit, at least seventy-two (72) hours in advance, in addition to their identification document: (i) evidence issued by the institution in charge of direct registration in the last five (5) days; (ii) the instrument of power of attorney with grantor's certified signature; and/or (iii) in respect of shareholders who participate in the fungible custody of registered shares, the statement indicating the relevant equity interest, as issued by the applicable body, as the case may be.

Paragraph 6 - Meeting minutes shall be: (i) drawn up as an abstract of the facts occurred, with a summarized indication of the direction of the vote of shareholders present thereat, blank votes and abstentions; and (ii) published with omission of the signatures.

Article 11 - The General Meeting shall be installed and presided over by the Chairman of the Board of Directors or, in the absence or impediment thereof, installed and presided over by another Director, Executive Officer or shareholder proposed, in writing, by the Chairman of the Board of Directors. The Chairman of the General Meeting shall appoint up to two (2) Secretaries.

Article 12 - It shall be incumbent upon the General Meeting, in addition to the assignments provided for in law:

I. to elect and divest the members of the Board of Directors;

II. to establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board, as well as of the members of the Audit Committee, if installed;

III. to ascribe bonuses in shares and decide on any combination and splitting of shares;

IV. to approve plans for the granting of options for the purchase of or subscription to shares ~~to its Officers and Employees, as well as to the Officers and Employees of other companies that are directly or indirectly controlled by the Company;~~

V. to resolve, in accordance with a proposal submitted by the management, on the allocation of the profits in the fiscal year and the distribution of dividends;

VI. to elect the liquidator as well as the Audit Committee that will operate in the liquidation period;

VII. to resolve on the withdrawal from the New Market ("New Market") of the São Paulo Stock Exchange – BOVESPA ("BOVESPA");

VIII. to resolve on the cancellation of the registry as open company with CVM; and

IX. to select the specialized company in charge of the preparation of the appraisal report on the Company's shares, in the event of cancellation of the registry as open company or withdrawal from the New Market, as provided for in Chapter VII hereof, among the companies proposed by the Board of Directors.

CHAPTER IV
MANAGEMENT BODIES

Section I – Provisions Common to the Management Bodies

Article 13 - The Company shall be managed by the Board of Directors and the Executive Board.

Paragraph 1 - The installation in the offices shall be through an instrument to be drawn up in the relevant book, to be signed by the installed Officer, any performance guarantee being waived, and by prior execution of Officers' Instrument of Adhesion referred to in the Listing Regulation of the New Market.

Paragraph 2 - The Officers shall remain in their offices until the installation of their substitutes, unless otherwise resolved by the General Meeting or the Board of Directors, as the case may be.

Article 14 - The General Meeting shall establish the annual aggregate compensation for distribution among the Officers and it shall be incumbent upon the Board of Directors to provide the distribution of the amount individually, with due regard to the opinion of the Compensation Committee, pursuant to Article 21 hereof.

Article 15 - Any of the management bodies shall effectively meet upon attendance of the majority of its members and shall resolve by the vote of the absolute majority of those present, except as provided for in Paragraph 2, of Article 18 and Article 23 hereof.

Sole Paragraph - The prior call of a meeting as a condition for the effectiveness thereof shall only be waived upon attendance of all of its members. All members of the management body who cast their vote by delegation in favor of another member of the relevant body, by prior written vote and by vote expressed by fax, electronic mail or any other communication means, are deemed present.

Section II - The Board of Directors

Article 16 - The Board of Directors shall consist of a minimum of five (5) and a maximum of nine (9) members, all of them being shareholders, elected by the General Meeting, for a unified term of office of one (1) year, the reelection being permitted.

Paragraph 1 - At the Annual General Meeting, the shareholders shall resolve on the actual number of members of the Board of Directors.

Paragraph 2 - Any member of the Board of Directors shall have stainless reputation, and anyone who (i) holds positions in companies that may be deemed Company's competitors; or (ii) has or represents an interest conflicting with those of the Company, cannot be elected, except upon release by the General Meeting. The voting right cannot be exercised by the member of the Board of Directors in the event of subsequent occurrence of the reasons for impediment referred to in this Paragraph.

Paragraph 3 - Any member of the Board of Directors shall have no access to information and shall not participate in meetings of the Board of Directors that deal with matters on which he has or represents an interest conflicting with those of the Company.

Paragraph 4 - The Board of Directors, for the best performance of its assignments, may create, in addition to the Compensation Committee and the Financial Affairs Committee, committees or work groups for specified purposes, always for assistance to the Board of Directors, and they shall be formed by persons

appointed thereby among the management members and/or other persons either directly or indirectly related to the Company.

Paragraph 5 - Board of Directors' acting members shall be deemed automatically suggested for reelection by the joint proposal of its members. In the event that no multiple-vote process was requested, Board of Directors' members shall resolve, by absolute majority of those present, to propose the name of substitute candidates for the position of any acting Director who waives reelection, to the extent that such proposal is necessary to compose a full list of candidates to positions in the Board, subject to the provisions of Article 17 below. In the event that the multiple-vote process was requested, each of the Board of Directors' acting members shall be deemed a candidate for reelection to the Board of Directors, and no substitute candidates shall be proposed for the position of any acting Director who waives reelection.

Paragraph 6 - In the event that the Company receives a written request of shareholders who wish the adoption of the multiple-vote process, as provided for in Section 141, Paragraph 1, of the Corporation Law, the Company shall disclose the receipt and the content of such request: (i) immediately, by electronic means, to CVM and BOVESPA; and (ii) within up to two (2) days as of the receipt of the request, only days where the newspapers normally used by the Company circulate being computed, by publication of a communication to the shareholders.

Paragraph 7 - In the event that any shareholder wishes to propose a representative to form the Board of Directors who is not a member in the most recent composition thereof, such shareholder shall notify the Company, in writing, five (5) days before the holding of the General Meeting that will elect the Directors, informing the candidate's name, identification data and full professional curriculum. In the event that the Company receives a notice regarding a candidate for the position of Director, it shall disclose the receipt and the content of the notice: (i) immediately, by electronic means, to CVM and BOVESPA; and (ii) within up to two (2) days as of the receipt of the notice, only days where the newspapers normally used by the Company circulate being computed, by publication of a communication to the shareholders.

Article 17 - In the election of the members of the Board of Directors, when the multiple-vote process is not requested, as provided for in the law, the General Meeting shall vote by means of lists previously filed with the presiding committee, which will ensure any shareholders holding,

individually or as a block, fifteen percent (15%) or more of the Company's common shares, in a separate voting, the right to elect one member. The presiding committee shall not accept the filing of any list in violation of the provisions of this Article.

Article 18 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, who shall be elected by the absolute majority of votes present, at the first meeting of the Board of Directors next following the installation of the members thereof, or upon occurrence of a resignation or vacancy in those positions. The Vice Chairman shall exercise the functions of the Chairman in the absences and temporary impediments of the former, irrespective of any formality. In the event of absence or temporary impediment of the Chairman and the Vice Chairman, the functions of the Chairman shall be exercised by another member of the Board of Directors proposed by the Chairman.

Paragraph 1 - The Chairman of the Board of Directors shall call and preside over the meetings thereof and the General Meetings, except, in respect of General Meetings, when he proposes, in writing, another Director, Executive Officer or shareholder to preside over the works.

Paragraph 2 - In the resolutions by the Board of Directors, the Chairman thereof shall be ascribed the deciding vote, in the event of a tie vote.

Article 19 - The Board of Directors shall meet, ordinarily, six (6) times a year and, extraordinarily, whenever called by the Chairman or the majority of its members. Meetings of the Board of Directors may be held by telephone conference, video conference or any other communication means that enables the identification of the member and the simultaneous communication with all other persons present at the meeting.

Paragraph 1 - The calls for the meetings shall be by written communication delivered to each member of the Board of Directors at least five (5) days in advance, and the call notice shall inform the agenda, date, time and place of the meeting.

Paragraph 2 - All resolutions by the Board of Directors shall be contained in minutes to be drawn up in the relevant book of the Board, and signed by the directors present.

Article 20 - It shall be incumbent upon the Board of Directors, in addition to other assignments ascribed thereto by law or the Articles of Incorporation:

I. to establish the general direction of the Company's affairs;

II. to elect and divest the Company's Executive Officers;

III. to ascribe to each Executive Officer his respective assignments, including proposing the Chief Officer for Relations with Investors, subject to the provisions in these Articles of Incorporation;

IV. to resolve on the call of the General Meeting, when it deems to be convenient, or in the event of Section 132 of the Corporation Law;

V. to inspect the Executive Officers' management, verifying, at any time, the Company's books and papers and requesting information on agreements executed or in the process of being executed and any other acts;

VI. to select and divest the independent auditors;

VII. to call the independent auditors to supply any clarifications it deems to be necessary, on any subject;

VIII. to analyze the Management Report and the Executive Board's accounts and resolve on the submission thereof to the General Meeting;

IX. to approve the annual and pluriannual budgets, strategic plans, expansion projects and investment programs, as well as to follow the performance thereof;

X. to express its opinion, in advance, on any subject to be submitted to the General Meeting;

XI. to authorize the issuance of Company's shares, within the limits authorized in Article 6 hereof, establishing the conditions for the issuance, including price and payment term, it being also entitled to exclude the preemptive right or reduce the term for the exercise thereof, in issuances of shares, subscription bonuses and convertible debentures, as placed by sale at a stock exchange or by public subscription or by a public offer for takeover of the stock Control, pursuant to the terms set forth in law;

XII. to resolve on the acquisition, by the Company, of shares issued thereby, for maintenance in treasury and/or subsequent cancellation or sale;

XIII. to resolve on the issuance of subscription bonuses, as provided for in Paragraph 2, of Article 6 hereof;

XIV. to grant options for the purchase of or subscription to shares, to the Company's Officers and Employees, as well at to Officers and Employees of other companies that are directly or indirectly controlled by the Company, without a preemptive right for the shareholders, in accordance with plans approved at the General Meeting, after analyzing the opinion of the Compensation Committee;

XV. to establish the amount of the participation of the Company's Executive Officers and Employees in the profits, after analyzing the opinion of the Compensation Committee;

XVI. to distribute among the Executive Officers, on an individual basis, the portion of Officers' annual aggregate compensation, as established by the General Meeting, after analyzing the opinion of the Compensation Committee;

XVII. to approve, after analyzing the opinion of the Compensation Committee, any agreement to be entered into between the Company and any Executive Officer, providing for the payment of certain amounts, including the payment of indemnities by virtue of (i) the Executive Officer's voluntary or involuntary severance; (ii) change in Control; or (iii) any other similar event;

XVIII. to resolve on the issuance of simple debentures, which are not convertible into shares and have no real-estate security;

XIX. to authorize the Company to guarantee third parties' obligations;

XX. to establish the Executive Board's powers to issue any credit instruments for the obtainment of funds, either bonds, notes, commercial papers or others, as commonly used in the market, further resolving on the terms thereof in respect of issuance and redemption, it being allowed, in the events defined thereby, to require the Board of Directors' prior authorization as a condition for effectiveness of the act;

XXI. to define the triple list of companies specialized in the economic appraisal of companies, for preparation of the appraisal report on the Company's shares, in the event of cancellation of the registry as open company or withdrawal from the New Market, as defined in Article 49 hereof;

XXII. to approve the engagement of an institution to provide services related to the direct registration of shares [*escrituração de ações*];

XXIII. to resolve, subject to the norms of these Articles of Incorporation and the legislation in force, on the order of its works, and adopt or create internal rules for its operation;

XXIV. to decide on the payment or credit to shareholders, of interest on own capital, pursuant to the applicable legislation;

XXV. to approve that the Executive Board carries out the disposal or encumbrance of permanent assets, the acquisition of permanent assets and the undertaking of other financial commitments related to projects where the Company intends to invest, whenever the amount of the assets disposed, encumbered or acquired or of the financial commitments undertaken exceeds ten percent (10%) of the annual net income verified in the preceding fiscal year;

XXVI. to approve the borrowing of loans and other financings, by the Executive Board, whenever, by virtue of the borrowing of such loans or other financings, the amount of principal of all of the Company's outstanding loans and financings exceeds twenty percent (20%) of the annual net income verified in the preceding fiscal year; and

XXVII. to authorize the preparation of financial statements and the distribution of dividends or interest on own capital in periods equal to or lesser than six (6) months, to the account of the profits verified in such financial statements or to the accumulated profit account or the profit reserve account, as appearing in the most recent annual or semi-annual balance sheet, according to the provisions of these Articles of Incorporation and the applicable legislation.

Paragraph 1 - The members of the Board of Directors who are Executive Officers shall refrain from voting on the subjects described in items V and XIV through XVII of this Article 20.

Paragraph 2 - The Company shall not grant financings or guarantees to its Directors or Executive Officers, except to the extent that such financings or guarantees are available to Company's Employees or clients generally.

Article 21 – The Board of Directors shall elect among its members, three (3) Directors to form the Compensation Committee, who shall be independent in relation to the Company and the Executive Officers and shall not be Executive Officers, Executive Officers' spouses or Executive

Officers' relatives up to the third degree of kindred. The Compensation Committee shall have consultancy assignments in conformity with its internal rules and shall assist the Board of Directors in the establishment of the terms of the compensation and other benefits and payments to be received from the Company, on any account, by Executive Officers and Directors. It shall be incumbent upon the Compensation Committee:

I. to submit to the Board of Directors the proposal for distribution of the annual aggregate compensation among Executive Officers and Directors;

II. to express an opinion on the granting of options for the purchase of or subscription to shares, to Company's Officers and Employees;

III. to express an opinion on the participation of Company's Executive Officers and Employees in the profits;

IV. to express an opinion on any agreement to be entered into between the Company and any Executive Officer providing for the payment of amounts due by virtue of the Executive Officer's voluntary or involuntary severance, change in Control or any other similar event, including the payment of indemnities.

Article 22 – The Board of Directors shall elect, among its members, three (3) Directors to form the Financial Affairs Committee. The Financial Affairs Committee shall have consultancy assignments in conformity with its internal rules and shall assist the Board of Directors in its assignment as supervisory body, periodically reviewing certain of Company's subjects of a financial nature. It shall be incumbent upon the Financial Affairs Committee:

I. to review, on an annual basis:

(a) Company's financial plans, including the issuance, repurchase and redemption of debt instruments, securities and other similar instruments;

(b) any financial effects of the Company's capitalization plan; and

(c) Company's dividend policy;

II. to review and supervise, from time to time:

~~(a) the financial requirements for transactions exceeding twenty percent (20%) of the annual net income verified in the preceding fiscal year; and~~

(b) Company's access to the capital market.

Article 23 – The approval of the qualified majority of two thirds of the members of the Board of Directors is necessary for resolutions on:

I. the proposal for repurchase, redemption, reimbursement or amortization of shares;

II. the proposal for creation or issuance of subscription bonuses or instruments convertible into shares issued by the Company;

III. the proposal to change Company's corporate purposes;

IV. the proposal of merger of the Company into another company, merger of another company into the Company, merger of shares involving the Company, consolidation or spin-off thereof;

V. the proposal for liquidation, dissolution or extinction of the Company, or cessation of Company's state of liquidation; or

VI. the proposal for Company's participation in a group of companies.

Section III – <u>The Executive Board</u>

Article 24 - The Executive Board, whose members are elected and may be divested, at any time, by the Board of Directors, shall consist of two (2) to six (6) Executive Officers, one of whom shall be the Chief Executive Officers and the others, officers without a specific designation, all of them for a term of office of two (2) years, the reelection being permitted. The Board of Directors shall appoint one of the Company's Executive Officers for the position of Chief Officer for Relations with Investors.

Paragraph 1 - The election of the Executive Board shall occur up to five (5) business days after the date of holding of the Annual General Meeting, and the installation of the members elected may coincide with the expiration of the term of office of their predecessors.

~~**Paragraph 2 -** In his temporary impediments or absences, the Chief Executive Officer shall be replaced by another Executive Officer chosen by the Chief Executive~~

Officer. In the event of a vacancy in the position of Chief Executive Officer, his interim substitute shall be chosen among the other Executive Officers, by resolution of the Executive Officers themselves and he shall act as Chief Executive Officer until the Board of Directors' next subsequent meeting, which shall be immediately called by the Chairman of the Board of Directors and shall appoint the Chief Executive Officer's substitute for the remaining term of the mandate.

Paragraph 3 - The other Executive Officers shall be replaced, in the events of absence or temporary impediment, by another Executive Officer, to be chosen by the Chief Executive Officer. In the event of a vacancy in the position of Executive Officer, his interim substitute shall be chosen by the Chief Executive Officer and shall act as Executive Officer until the Board of Directors' next subsequent meeting, which shall appoint the substitute for the remaining term of the mandate.

Paragraph 4 - The Chief Officer for Relations with Investors shall watch the compliance, by Company's shareholders, with the obligations set forth in Article 44 hereof and shall report to the General Meeting and the Board of Directors, upon request, his conclusions, reports and steps.

Article 25 - The Executive Board has all powers to perform all acts necessary for the regular operation of the Company and the achievement of the corporate purposes, however special they may be, including to dispose of or encumber permanent assets, waive rights, compromise and agree, subject to the pertinent legal and statutory provisions. It shall be incumbent upon it to administrate and manage the Company's affairs, in particular:

I. to comply with these Articles of Incorporation and the resolutions by the Board of Directors and the General Meeting, and procure that they are complied with;

II. to resolve on the opening, closing and change of addresses of Company's branches, agencies, warehouses, offices and any other establishments, either in the Country or abroad;

III. to submit to the analysis of the Board of Directors, on an annual basis, the Management Report and the Executive Board's accounts, accompanied by the report of the independent auditors, as well as the proposal for allocation of the profits verified in the preceding fiscal year;

IV. to prepare, and propose to the Board of Directors, the annual and pluriannual budgets, strategic plans, expansion projects and investment programs;

V. to approve the creation and suppression of a subsidiary and the Company's participation in the capital of other companies, either in the Country or abroad;

VI. to approve the disposal or encumbrance of permanent assets, the acquisition of permanent assets and the undertaking of other financial commitments related to projects where the Company intends to invest, conditional to the approval of such contracting by the Board of Directors, whenever the amount of the assets disposed of, encumbered or acquired or of the financial commitments undertaken exceeds ten percent (10%) of the annual net income verified in the preceding fiscal year;

VII. to borrow loans and other financings, conditional to the approval of such contracting by the Board of Directors, whenever, by virtue of the borrowing of such loans and other financings, the amount of principal of all of Company's outstanding loans and financings exceeds twenty percent (20%) of the annual net income verified in the preceding fiscal year;

VIII. to dispose of real estate, assign real-estate rights or grant real-estate rights to guarantee loans; and

IX. to decide on any subject not exclusively assigned to the General Meeting or the Board of Directors.

Article 26 - It shall be incumbent upon the Chief Executive Officer, in addition to coordinating the Executive Officers' acts and directing the conduction of the activities related to the Company's general planning:

I. to call and preside over the Executive Board's meetings;

II. to keep the members of the Board of Directors informed on the Company's activities and the progress of the transactions thereof;

III. to propose to the Board of Directors, without exclusivity for the initiative, the assignment of functions to each Executive Officer, at the time of the relevant election;

~~IV. to exercise other functions, as assigned to him by the Board of Directors;~~

V. to appoint the substitute of the other Executive Officers, in the events of absence or temporary impediment; and

VI. to appoint the interim substitute of the other Executive Officers in the events of vacancy, subject to the provisions of Paragraph 3, or Article 24, *in fine*, hereof.

Article 27 - It shall be incumbent upon the Executive Officers to assist and help the Chief Executive Officer in the management of the Company's affairs and to conduct the activities related to the functions assigned thereto by the Board of Directors.

Article 28 - As a general rule and excepting the events provided for in the following Paragraphs, the Company shall be represented by two (2) members of the Executive Board, or further, by one (1) member of the Executive Board and one (1) attorney-in-fact, or by two (2) attorneys-in fact, within the limit of their respective mandates.

Paragraph 1 - Any acts for which these Articles of Incorporation require prior authorization by the Board of Directors shall only be performed upon satisfaction of such condition.

Paragraph 2 - The Company may be represented by only one (1) Executive Officer or one (1) attorney-in-fact, in the following events:

(a) when the act to be performed requires single representation, it shall be represented by any Executive Officer or attorney-in-fact with special powers;

(b) in respect of the engagement of service providers or Employees;

(c) to receive and grant release for amounts due to the Company, to issue and negotiate, including to endorse and discount, trade bills related to Company's sales, as well as in respect of correspondence that does not generate obligations for the Company and the performance of acts of mere administrative routine, including those performed before governmental departments, mixed-capital companies, the Internal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, all court offices in any stage of jurisdiction, the INSS [Brazilian Institute for Social Security], FGTS [Employees' Severance Indemnity Fund] and the collecting banks thereof, and others of the same nature.

Paragraph 3 - The Board of Directors may authorize the performance of other acts binding on the Company, by only one of the Executive Board's members or one

attorney-in-fact, or further, through the adoption of power limiting criteria, it may limit, in certain events, the representation of the Company to only one Executive Officer or attorney-in-fact.

Paragraph 4 - For the appointment of attorneys-in-fact, the following rules shall be followed:

(a) all powers of attorney shall be granted by the Chief Executive Officer, or his substitute, jointly with any other Executive Officer;

(b) when the power of attorney is intended for the performance of acts conditional to the Board of Directors' prior authorization, the granting thereof shall be expressly conditional to the obtainment of such authorization, which shall be referred to in the text thereof;

(c) the instruments of power of attorney shall specify the scope of the powers granted, as well as the term of effectiveness thereof, except for *ad judicia* powers of attorney, which may be granted for an indefinite term.

Paragraph 5 - The Company cannot be represented by attorneys-in-fact in the disposal of real estate, assignment of real-estate rights or granting of real-estate rights to guarantee loans.

Paragraph 6 - Any acts performed in disagreement with the provisions of this Article shall not be valid nor binding on the Company.

CHAPTER V
THE AUDIT COMMITTEE

Article 29 - The Audit Committee shall operate on a non-permanent basis, with powers and assignments granted it by law, and shall only be installed by resolution of the General Meeting, or at shareholders' request, in the events set forth in law.

Article 30 - When installed, the Audit Committee shall consist of three (3) to five (5) regular members and the same number of alternates, either shareholders or not, who are elected and may be divested, at any time, by the General Meeting. When there is a Controlling shareholder or ~~Group of Shareholders, the provisions of §4º, of Section 161, of the Corporation Law shall apply,~~

and in the event of a Diffused Exercise of the Controlling Power, the rules of Paragraphs 1, 2 and 3 of this Article shall apply.

Paragraph 1 - Any shareholder or group or shareholders holding, either separately or jointly, shares representing ten percent (10%) or more of the share capital, subject to the reduction of that percentage by CVM through the establishment of a scale in proportion to the share capital, shall be entitled to elect, in a separate voting, one (1) member and the relevant alternate.

Paragraph 2 - The same right shall be granted to any shareholder or group of shareholders other than that who elected one member in accordance with Paragraph 1 of this Article, subject to the same election rules and conditions.

Paragraph 3 - Any other shareholders, excluding those who voted for the election of members of the Audit Committee in accordance with Paragraph 1 or 2 of this Article, may elect the regular members or alternates, who, in any event, shall be in the same number as those elected in accordance with Paragraphs 1 and 2 of this Article plus one (1).

Paragraph 4 - The members of the Audit Committee shall have a unified term of office of one (1) year, and may be reelected.

Paragraph 5 - The members of the Audit Committee, in their first meeting, shall elect its President.

Paragraph 6 - The installation in the offices shall be through an instrument to be drawn up in the relevant book, to be signed by the installed member of the Audit Committee , and through the prior execution of the Instrument of Adhesion referred to by the Listing Regulation of the New Market.

Article 31 - When installed, the Audit Committee shall meet, pursuant to the legal provisions, whenever necessary, and shall analyze, at least on a quarterly basis, the financial statements.

Paragraph 1 - Irrespective of any formalities, any meeting shall be deemed regularly called upon attendance of the totality of the members of the Audit Committee.

Paragraph 2 - The Audit Committee expresses its opinion through the absolute majority of votes, upon attendance of the majority of its members.

Article 32 - The members of the Audit Committee shall be replaced, in their absences and impediments, by the relevant alternate.

Article 33 - In the event of a vacancy in the position of member of the Audit Committee , the relevant alternate shall hold his office; in the absence of the alternate, the General Meeting shall be called to elect a member for the vacant position.

Article 34 - The compensation of the members of the Audit Committee shall be established by the Annual General Meeting that elects them, subject to Paragraph 3, of Section 162, of the Corporation Law.

CHAPTER VI
DISTRIBUTION OF PROFITS

Article 35 - The fiscal year begins on January 1st and ends on December 31 of each year.

Sole Paragraph - At the end of each fiscal year, the Executive Board shall prepare the Company's financial statements, in accordance with the relevant legal precepts.

Article 36 - Together with the financial statements pertaining to the fiscal year, the Board of Directors shall submit to the Annual General Meeting a proposal for the allocation of the net profit in the year, as calculated after the deduction of the participations referred to in Section 190 of the Corporation Law and in the Sole Paragraph of this Article, as adjusted for the purposes of calculation of dividends, pursuant to Section 202 of that law, subject to the following order for the deduction:

(a) five percent (5%), at least, for the legal reserve, until it reaches twenty percent (20%) of the share capital. In any fiscal year where the balance of the legal reserve, as added to the amounts of the capital reserve, exceeds thirty percent (30%) of the share capital, the allocation of part of the net profit in the year to the legal reserve shall not be mandatory;

(b) the portion necessary for the payment of a mandatory dividend shall not be lower, in each fiscal year, than twenty-five percent (25%) of the adjusted annual net profit, as provided for in Section 202 of the Corporation Law;

(c) the remaining portion of the adjusted net profit shall be allocated to the Investment and Expansion Reserve, which is intended to reinforce the Company's share capital and working capital, in order to ensure adequate operational conditions. The balance of such reserve, as added to the balances of the other profit reserves, excepting the reserves for profits to be realized and reserves for contingencies, shall not exceed the amount of the share capital. Upon such maximum limit being reached, the General Meeting may resolve on the use of the excess to pay or increase the share capital or to distribute dividends.

Sole Paragraph - The General Meeting may grant to the members of the Board of Directors and the Executive Board a participation in the profits, not exceeding ten percent (10%) of the remnant of the result in the fiscal year, after deduction of accumulated losses and the provision for income tax and social contribution [on the net profit], in the events, form and limits established in law.

Article 37 – By the Executive Board's proposal, as approved by the Board of Directors, *ad referendum* of the Annual General Meeting, the Company may pay or credit interest to the shareholders, as compensation of own capital of the latter, subject to the applicable legislation. Any amounts so disbursed may be incorporated to the amount of the mandatory dividend provided for in these Articles of Incorporation.

Paragraph 1 - In the event that interest is credited to the shareholders in the course of the fiscal year, the shareholders shall be remunerated with the dividends they are entitled to, they being ensured the payment of any remaining balance. In the event that the amount of the dividends is lower than their credit, the Company cannot charge from the shareholders the excess balance.

Paragraph 2 - When interest was credited in the course of the fiscal year, the actual payment of interest on own capital shall be made, by resolution of the Board of Directors, in the course of the fiscal year or in the following fiscal year, but never after the dates of payment of dividends.

Article 38 - The Company may prepare semi-annual balance sheets, or at shorter intervals, and declare, by resolution of the Board of Directors:

(a) the payment of a dividend or interest on own capital, to the account of the profit verified in a semi-annual balance sheet, as incorporated to the amount of the mandatory dividend, if any;

(b) the distribution of dividends in periods lesser than six (6) months, or interest on own capital, as incorporated to the mandatory dividend, if any, provided that the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves; and

(c) the payment of an interim dividend or interest on own capital to the account of accumulated profits or of profit reserve, as existing in the most recent annual or semi-annual balance sheet, to be incorporated to the amount of the mandatory dividend, if any.

Article 39 - The General Meeting may resolve on the capitalization of profit or capital reserves, including those created in interim balance sheets, subject to the applicable legislation.

Article 40 – Any non-received or non-claimed dividend shall forfeit within three (3) years as from the date when they were made available to the shareholder, and shall inure to the benefit of the Company.

CHAPTER VII

DISPOSAL OF THE STOCK CONTROL, CANCELLATION OF THE REGISTRY AS OPEN COMPANY AND WITHDRAWAL FROM THE NEW MARKET

Article 41 - The disposal of the Company's Control (as defined in Paragraph 1 of this Article), either directly or indirectly, through one sole transaction or successive transactions, shall be contracted under the suspensive or resolutory condition that the Control acquirer agrees to submit, within the maximum term of ninety (90) days, a public offer for acquisition of the shares ("OPA") of the other shareholders, so as to ensure them the same treatment as granted to the Control seller.

Paragraph 1 - For the purposes of these Articles of Incorporation, the terms below beginning with capital letters shall have the following meanings:

"Acquiring Shareholder" means any person, including, but not limited to, any individual or legal entity, investment fund, syndicate, security portfolio, universality of rights or another form of organization, resident, domiciled or with its principal place of business in Brazil or abroad, or Group of Shareholders.

"Control" (as well as its related terms, "Controller", "Controlled" or "under common Control") means the actually used power to command the corporate activities and direct the operation of the Company's bodies, either directly or indirectly, on factual or legal basis.

"Group of Shareholders" means the group of two or more persons that are (a) bound by contracts or agreements of any nature, including shareholders' agreements, either verbal or written, either directly or through Controlled, Controlling companies or companies under common control; or (b) among which there is a relationship of Control, either directly or indirectly; or (c) ; which are under common Control; or (d) which act representing a common interest. The following are included among examples of persons representing a common interest: (i) a person holding, either directly or indirectly, an equity interest equal to or exceeding fifteen percent (15%) of the share capital of the other person; and (ii) two persons having a common third-party investor who holds, directly or indirectly, an equity interest equal to or exceeding fifteen percent (15%) of the share capital of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, syndicates, cooperatives, security portfolios, universality of rights or any other forms of organization or undertaking, organized either in Brazil or abroad, shall be deemed part of the same Group of Shareholders whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have in common the majority of their officers.

"Diffuse Exercise of the Controlling Power" means the Controlling Power exercised by a shareholder who holds less than fifty percent (50%) of the Company's share capital, as well as by shareholder(s) not characterized as member(s) of the Controlling Group of Shareholders.

Paragraph 2 - In the event that the Control acquisition also subjects the Control acquirer to the obligation of carrying out the OPA required by Article 44 hereof, the acquisition price in the OPA shall be the highest among the prices determined in accordance with this Article 41 and Article 44, Paragraph 2 hereof.

Paragraph 3 - The selling Controlling shareholder or selling Controlling Group of Shareholders shall not transfer the ownership of its shares, nor the Company shall register any transfer of shares representing the Control, while the

Acquiring Shareholder does not execute the Controllers' Instrument of Adhesion referred to in the Listing Regulation of the New Market.

Paragraph 4 - The Company shall not register any transfer of shares to the shareholder(s) that become(s) the holder (s) of the Controlling Power, while such shareholder(s) do(es) not execute the Instrument of Adhesion to the Regulation of the New Market.

Paragraph 5 - Any Acquiring Shareholder who acquires or becomes the owner of five percent (5%) or more of the shares representing the Company's capital shall execute the Instrument of Adhesion to the Regulation of the Arbitration Chamber of the Market, within thirty (30) days as from the date on which he reaches such percentage.

Paragraph 6 - No Shareholders' Agreement providing for the Controlling Power may be registered at the Company's principal place of business before the signatories thereof executed the Instrument of Adhesion referred to in Paragraph 3 of this Article.

Paragraph 7 - In the event that the Acquiring Shareholder fails to comply with the obligations imposed by Paragraph 5, of this Article 41, the Company's Board of Directors shall call an Extraordinary General Meeting, where the Acquiring Shareholder shall not be entitled to vote, to resolve on the suspension of the exercise of the Acquiring Shareholder's rights, pursuant to the provisions in Section 120 of the Corporation Law, without prejudice to the Acquiring Shareholder's responsibility for damages caused to the other shareholders as a result of the non-compliance with the obligations imposed by paragraph 5 of this Article.

Article 42 - The public offer referred to in the preceding Article shall be conducted:

I. in the events of costly assignment of rights to subscribe to shares and other securities or rights related to securities convertible into shares, which results in the disposal of the Company's Control; and

II. in case of disposal of the Control of a company that holds the Company's Controlling Power and, in this event, the selling Controller shall be compelled to declare to BOVESPA the amount ascribed to the Company in such disposal and to attach documentation evidencing it.

Article 43 - Anyone who already holds Company's shares and acquires the Controlling Power by virtue of a private agreement of purchase of shares entered into with the Controlling shareholder or Controlling Group of Shareholders, involving any quantity of shares, shall be compelled to:

I. submit the public offer referred to in Article 41 hereof;

II. reimburse the shareholders from whom he bought shares at a stock exchange in the six (6) months preceding the date of Disposal of the Company's Control, and he shall pay thereto any difference between the price paid for the shares representing the Control and the amount paid at the stock exchange for Company shares in the same period, as duly restated pursuant to the positive variance of the Ample Consumer Price Index – IPCA ("IPCA"), up to the time of the payment;

III. take suitable steps to restore the minimum percentage of twenty-five percent (25%) of the total of Company's outstanding shares, within the six (6) months subsequent to the acquisition of the Control.

Article 44 - Any Acquiring Shareholder who acquires or becomes the owner of shares issued by the Company, in a quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company shall, within the maximum term of sixty (60) days as from the date of acquisition or of the event that resulted in the ownership of shares in a quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company, provide or request the registration, as the case may be, of an OPA for the totality of shares issued by the Company, subject to the provisions of CVM's applicable regulation, BOVESPA's regulations and the provisions of this Article.

Paragraph 1 - The OPA shall be (i) indistinctly addressed to all Company's shareholders, (ii) carried out at an auction to be conducted at BOVESPA, (iii) launched at the price determined in accordance with the provisions of Paragraph 2 of this Article, and (iv) paid at sight, in the national legal tender, against the acquisition, in the OPA, of shares issued by the Company.

Paragraph 2 - The acquisition price, in the OPA, for each share issued by the Company shall not be lesser than the highest of: (i) the economic value obtained in an appraisal report; (ii) one hundred and twenty percent (120%) of the issuance price for the shares in any capital increase carried out by public distribution, occurred in the twenty-four (24)-month period preceding the date on which

the conduction of the OPA becomes mandatory pursuant to this Article 44, as duly restated by the IPCA up to the time of the payment; and (iii) one hundred and twenty percent (120%) of the mean unit quotation for the shares issued by the Company in the ninety (90)-day period preceding the conduction of the OPA at the stock exchange where there is the highest amount of negotiations of the shares issued by the Company.

Paragraph 3 - The conduction of the OPA referred to in the main provision of this Article shall not exclude the possibility of another Company shareholder or, as the case may be, the Company itself, presenting a competing OPA, pursuant to the applicable regulation.

Paragraph 4 - The Acquiring Shareholder shall be compelled to meet any requests or requirements by CVM, as based on the applicable legislation, in respect of the OPA, within the deadlines prescribed in the applicable regulation.

Paragraph 5 - In the event that the Acquiring Shareholder fails to comply with the obligations imposed by this Article, including in respect of the satisfaction of the deadlines (i) to carry out or request the registration of the OPA; or (ii) to meet any requests or requirements by CVM, the Company's Board of Directors shall call the Extraordinary General Meeting, where the Acquiring Shareholder shall not be entitled to vote, to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder who failed to comply with any obligation imposed by this Article, pursuant to the provisions of Section 120 of the Corporation Law, without prejudice to the Acquiring Shareholder's responsibility for damages caused to the other shareholders in consequence of the non-compliance with the obligations imposed by this Article.

Paragraph 6 - Any Acquiring Shareholder who acquires or becomes the holder of other rights, including usufruct or trust, on the shares issued by the Company in a quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company, shall be also compelled, within the maximum term of sixty (60) days as from the date of such acquisition or of the event that resulted in the holding of such rights on shares in a quantity equal to or exceeding twenty percent (20%) of the total of shares issued by the Company, to carry out or request, as the case may be, the registration of an OPA, pursuant to the provisions of this Article.

Paragraph 7 - The obligations described in Section 254-A of the Corporation Law and Articles 41, 42 and 43 hereof do not exclude the compliance, by the Acquiring Shareholder, with the obligations described in this Article, except as provided for in Articles 50 and 51 hereof.

Paragraph 8 - The provisions of this Article shall not apply in the event that a person becomes the owner of shares issued by the Company in a quantity exceeding twenty percent (20%) of the total of shares issued thereby in consequence of (i) legal succession, under the condition that the shareholder disposes of the excess shares within up to sixty (60) days as from the relevant event; (ii) the merger of another company into the Company; (iii) the merger of shares of another company by the Company, or (iv) the subscription to Company's shares, carried out in one sole primary subscription, which was approved at a General Meeting of Company's shareholders called by its Board of Directors, and whose proposal for capital increase determined the establishment of the issuance price for the shares based on the economic value obtained from a report on the economic-financial appraisal of the Company conducted by a specialized company with confirmed experience in the appraisal of open companies.

Paragraph 9 - For the purposes of calculation of the twenty percent (20%) of the total of shares issued by the Company, as described in the main provision of this Article, involuntary accretions of equity interest resulting from cancellation of treasury shares or decrease of the Company's share capital with cancellation of shares, shall not be computed.

Paragraph 10 - In the event that CVM's regulation applicable to the OPA described in this Article determines the adoption of a calculation criterion for the establishment of the acquisition price for each of the Company's shares in the OPA, which results in an acquisition price exceeding that determined pursuant to Paragraph 2 of this Article, in the conduction of the OPA provided for in this Article, the acquisition price calculated pursuant to CVM's regulation shall prevail.

Paragraph 11 - Any modification that limits shareholders' right to conduct the OPA provided for in this Article, or the exclusion of this Article, shall compel any shareholder(s) who voted for such modification or exclusion in the resolution at the General Meeting to conduct the OPA provided for in this Article.

Article 45 - In the public offer for acquisition of shares to be conducted by the Controlling shareholder or Controlling Group of shareholders for cancellation of the registration of the Company as an open company, the minimum price to be offered shall correspond to the economic value obtained in an appraisal report, as referred to in Article 49 hereof.

Article 46 - In the event that the shareholders who met at an Extraordinary General Meeting resolve for the withdrawal of the Company from the New Market, the Company's Controlling shareholder or Controlling Group of Shareholders shall submit a public offer for acquisition of shares (i) within ninety (90) days, so that its shares are listed for negotiation outside the New Market, or (ii) within one hundred and twenty (120) days as from the date of the General Meeting of Company's shareholders that approves the corporate reorganization transaction, under which the Company's shares resulting from such reorganization are not admitted for listing at the New Market. The minimum price to be offered shall correspond to the economic value obtained in the appraisal report referred to in Article 49.

Article 47 - In the event of Diffuse Exercise of the Controlling Power:

I. whenever the cancellation of the registry as open company is approved at the General Meeting, the public offer for acquisition of shares shall be conducted by the Company itself and, in this event, the Company shall only acquire shares owned by the shareholders who voted for the cancellation of the registry in the resolution at the general meeting, after having acquired the shares of the other shareholders who did not vote for that resolution and who accepted such public offer;

II. whenever the withdrawal of the Company from the New Market is approved at the General Meeting, the public offer for acquisition of shares shall be conducted by the shareholders who voted for such resolution at the General Meeting.

Article 48 – In the event of Diffuse Exercise of the Controlling Power and withdrawal of the Company from the New Market, due to non-compliance with obligations contained in the Listing Regulation, the public offer for acquisition of shares shall be conducted by the shareholders who voted, at the General Meeting, for the resolution implying the non-compliance.

Article 49 – The appraisal report dealt with by Articles 45 and 46 hereof shall be prepared by a specialized company, with confirmed experience and independent from the Company, its Officers and Controllers, and the report shall further satisfy the requisites of Paragraph 1, of Section 8, of the Corporation Law, and shall imply the responsibility provided for in Paragraph 6 of that Section 8.

Paragraph 1 - The selection of the specialized company in charge of establishing the Company's economic value is incumbent upon the General Meeting, from a triple list to be submitted by the Board of Directors, and the respective resolution shall be taken by absolute majority of the votes of the outstanding shares, as expressed at the General Meeting that resolves on the matter, blank votes not being computed, with exclusion of any shares held by the Controlling shareholder, his spouse, companion and dependents, as included in the annual income tax return, treasury shares and shares held by Company's controlled or related companies, as well as by other companies belonging to the same group as any of them, on a factual or legal basis.

Paragraph 2 - Any costs related to the preparation of the required appraisal report shall be fully borne by those responsible for the conduction of the public offer for acquisition of shares, as the case may be.

Article 50 – The submission of one sole OPA to meet more than one of the purposes provided for in this Chapter VII, in the Listing Regulation of the New Market or in the regulation issued by CVM is permitted, provided that it is possible conform the procedures for all modalities of OPA, the addressees of the offer do not undergo any losses and CVM's authorization is obtained when required by the applicable legislation.

Article 51 – The shareholders responsible for the conduction of the OPA provided for in this Chapter VII, in the Listing Regulation of the New Market or in the regulation issued by CVM may ensure the carrying out thereof through any shareholder, a third party and, as the case may be, the Company.

CHAPTER VIII
THE ARBITRATION PANEL

Article 52 - Any disputes or controversies related to the Agreement for Participation in the New Market, the Listing Regulation of the New Market, these Articles of Incorporation, the shareholders' agreements filed at the Company's principal place of business, the provisions of the Corporation Law, the norms issued by the National Monetary Council, the Central Bank of Brazil or CVM, BOVESPA's regulations and other rules applicable to the operation of the capital market generally, or as derived therefrom, shall be settled by arbitration, to be conducted in accordance with the Regulation of the Arbitration Chamber of the Market created by BOVESPA.

Sole Paragraph – Without prejudice to the effectiveness of this arbitration clause, any of the parties in the arbitration procedure shall be entitled to resort to the Judiciary Power for the purpose, if and when necessary, of requesting preliminary orders to protect rights, both in an arbitration procedure already commenced or not commenced yet and, as soon as any relief of such nature is granted, the jurisdiction for decision on the merits shall be immediately returned to the arbitration panel, as already formed or to be formed.

CHAPTER IX
LIQUIDATION OF THE COMPANY

Article 53 - The Company shall enter in the process of being liquidated in the events set forth in law, it being incumbent upon the General Meeting to elect the liquidator(s), as well the Audit Committee that will operate in such period, subject to the legal formalities.

CHAPTER X
FINAL AND TRANSITORY PROVISIONS

Article 54 - Any events omitted in these Articles of Incorporation shall be decided by the General Meeting and regulated in accordance with the provisions of the Corporation Law.

Article 55 - The Company is prevented from granting financings or guarantees, of any kind, to third parties, under any modality, for any transactions other than as related to the corporate interests.

Article 56 - The Extraordinary General Meeting that approves these Articles of Incorporation shall resolve on the actual number of members of the Board of Directors and elect the other members as necessary to form that body.

Article 57 – The Executive Officers holding offices on the date of approval hereof shall conclude the mandate of one (1) year for which they were elected, and the Board of Directors may extend the term of the Executive Board's present offices to up to five (5) days after the holding of the Annual General Meeting of 2007. The term of office provided for in Article 24 hereof shall only apply to Executive Officers elected as from the Annual General Meeting of 2006.

Article 58 – The provisions of Article 44 hereof shall not apply to present shareholders who already hold twenty percent (20%) or more of the total of shares issued by the Company and the successor thereof on the date of publication of the Commencement Advertisement for the Primary and Secondary Public Distribution of Shares Issued by Lojas Renner S.A. ("Commencement Advertisement"), relating to the public offer of distribution of shares issued by the Company, which are the subject of Case No. RJ/2005-03063, of May 10, 2005, with CVM ("Public Distribution"), they applying only to those investors who acquire shares and become Company's shareholders after the date of effectiveness of the adhesion and listing of the Company with the New Market.

Article 59 - The provisions contained in Chapter VII, as well as the norms related to the Regulation of the New Market, as appearing in Article 13, §1, *in fine*, and in Article 31, §3 hereof, shall only be effective as from the date of publication of the Commencement Advertisement.

Article 60 - Article 44 hereof shall only be effective after the date of settlement of the Public Distribution.

Article 61 - In the absence of a provision in the Listing Regulation of the New Market in respect of the public offer for acquisition of shares in the event of Diffuse Exercise of the Controlling Power, the rules of Paragraph 1, of Article 41 and of Articles 47 and 48 hereof, as prepared in conformity with item 14.4 of that Regulation, shall prevail."

(8) the establishment of the actual number of members of the Board of Directors as six (6), and in the event of a vacancy of up to one (1) office in the course of the mandate that will expire at the next Annual General Meeting of the Company, the actual number of members shall be automatically reduced to five (5) members. The election of Messrs. **Francisco Roberto André Gros**, Brazilian citizen, divorced, economist, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, Nº 1.681, 9º andar, Brooklin, bearer of identification card No. 01978553-4 IFP/RJ, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 038.644.137-53; **José Luiz Osório de Almeida Filho**, Brazilian citizen, married, civil engineer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Garzon, Nº 22, apto. 408, Jardim Botânico, bearer of identification card No. 2440046 IFP-RJ, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 051.367.447-07; and **Glória Kalil Rodrigues Meyer**, Brazilian citizen, divorced, fashion consultant, resident and

domiciled in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, Nº 2012, cj. 72, Jardim Paulistano, bearer of identification card No. 2.914.906 SSP/SP, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under number 572.893.288-68, as new members of the Company's Board of Directors, is approved and, together with the members already elected at the Annual General Meeting of March 28, 2005, they complete and exceed the minimum number required by the Regulation of the New Market, and they shall hold office until the Company's Annual General Meeting to be held in 2006. The members of the Board of Directors now elected declare, for the purposes of the provisions of §1, of Section 147, of Law No. 6,404/76, that they did not commit any of the crimes provided for in law, which would prevent them from exercising mercantile activities, they having executed declarations to such effect and for the purposes of the provisions of section 2, of Instruction CVM No. 367/02, of section 157, of Law No. 6,404/76 and of section 11 of Instruction CVM No. 358/02, who shall be installed by signing the relevant instruments of installation in the Book of Minutes of the Board of Directors' Meetings, as provided for in section 149, §1, of Law No. 6,404/76; **(9)** the share purchase option plan, which is made an integral part of these minutes as Exhibit III, and whose terms were modified after the release of the Management proposal to the Company's shareholders at the time of publication of the Call Notice for the Extraordinary General Meeting, as per comments received from the shareholders during the Extraordinary General Meeting; and **(10)** proposal for review of the officers' aggregate compensation, in view of the election of new members to the Board of Directors, which shall be in the amount of up to eight million *reais* (R$ 8,000,000.00) for this fiscal year.

DOCUMENTS FILED: All documents referred to herein, as duly initialed by the members of the Presiding Committee and subsequently attached to these minutes, shall remain filed at the Company's principal place of business.

CLARIFICATIONS: The shareholders J.C. Penney Brasil Comercial Ltda., Ana Lúcia Kaercher Piccoli, José Galló, Thomas Anthony Clerkin, Egon Handel and José Carlos Hruby voted for and without reservations in respect of all matters included in the agenda. The shareholders José Galló, Thomas Anthony Clerkin, Egon Handel and José Carlos Hruby refrained from voting in respect of the matters included in items 9 and 10 of the agenda. None of the shareholders voted against any of the subjects resolved at this meeting, no blank votes, dissidences or objections, nor abstentions other than those mentioned, having been recorded.

CLOSING: As there were no more subjects to be discussed, the meeting was closed and these minutes were drawn up and, after being read and deemed to be conform, they were signed by those present.

Porto Alegre, May 25, 2005.

PRESIDING COMMITTEE:

José Galló	José Carlos Hruby
Chairman	**Secretary**

SHAREHOLDERS:

J. C. Penney Brasil Comercial Ltda.
p.p. Thomas Anthony Clerkin

Ana Lúcia Kaercher Piccoli

José Galló

Thomas Anthony Clerkin

Egon Handel

José Carlos Hruby

"SEEN"

Daniel Calhman de Miranda
Responsible Lawyer
OAB/DF*** No. 12.042

*** Brazilian Bar Association, Federal District Chapter

LOJAS RENNER S.A.
CNPJ/MF* No. 92.754.738/0001-62
NIRE** 43.300.004.848
Open Company with Authorized Capital

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS HOLDING PREFERRED SHARES

DATE, TIME AND PLACE: At the first call, on May 25, 2005, at 10:00 a.m., at the principal place of business of Lojas Renner S.A. ("Company"), located at Avenida Assis Brasil, Nº 944, Passo D'Areia, in the City of Porto Alegre, State of Rio Grande do Sul.

PRIOR PUBLICATIONS: Call Notice and Relevant Fact published, respectively, under the provisions of §1, of section 124, of Law No. 6,404/76 and Instructions CVM Nos. 319/99 and 358/02, in the newspapers "Valor Econômico" [Economic Value], "Gazeta Mercantil" [Mercantile Gazette] , "Diário do Comércio e Indústria - DCI" (SP) [Commerce and Industry Journal], "Jornal do Comércio" (RS) [Commerce Journal] and "Diário Oficial do Estado do Rio Grande do Sul" [Official Gazette of the State of Rio Grande do Sul], the first one on May 10, 11 and 12, 2005 and the second one only on May 10, 2005.

ATTENDANCE: Attendance by shareholders representing more than ninety-seven percent (97%) of the total of Company's preferred shares, as per signatures appearing in the Book of Shareholders' Attendance.

PRESIDING COMMITTEE: Sr. Thomas Anthony Clerkin - Chairman e Mrs. Ana Lúcia Kaercher Piccoli - Secretary.

AGENDA: To discuss and resolve on the conversion of the totality of Company's preferred shares into common shares, in the proportion of one common share to each preferred share in the Company's share capital, subject to the withdrawal right of the present holders of preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76.

PUBLICATION: Mr. Chairman informed that the minutes of this Special Meeting of Shareholders Holding Preferred Shares shall be drafted as an abstract of the facts occurred, pursuant to the provisions of paragraph 1, of section 130, of Law No. 6,404/76, the shareholders being ensured the rights described in clauses "a" and "b" of that legal provision. Upon being submitted to approval by those present, the proposal for publication of these minutes with omission of shareholders' signatures was approved by unanimous vote.

Resolutions: After careful analysis by Messrs. Shareholders of the only item of the Agenda, the conversion of the totality of Company's preferred shares into common shares, in the proportion of one common share to each preferred share, subject to the withdrawal right of shareholders holding preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76, was approved by unanimous vote. The resolution on the conversion of preferred shares into common shares is subject to the approval by shareholders holding Company's common shares, to be resolved on the Extraordinary General Meeting of shareholders called for May 25, 2005, at 11:00 a.m..

Clarifications: The shareholders J. C. Penney Brasil Comercial Ltda. and Ana Lúcia Kaercher Piccoli voted for and without reservations on the matter included in the agenda. No shareholder voted against the matter resolved on this meeting, and no blank votes, abstentions, dissidences or objections were verified.

Closing: As there were no other matters to be discussed, the meeting was closed and these minutes were drafted, which after being read and deemed to be conform, were signed by those present thereat.
As Chairman and Secretary, we declare that this is a faithful copy of the minutes transcribed in the Book of Meetings of the Company.

Porto Alegre, May 25, 2005.
Presiding Committee:

Thomas Anthony Clerkin **Chairman**	Ana Lúcia Kaercher Piccoli **Secretary**

"SEEN"

Daniel Calhman de Miranda
Responsible Lawyer
OAB/DF* No. 12.042

* Brazilian Bar Association, Federal District Chapter

LOJAS RENNER S.A.

CNPJ/MF* No. 92.754.738/0001-62

NIRE** 43.300.004.848

Open Company with Authorized Capital

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

RELEVANT FACT

Lojas Renner S.A. ("Company"), in compliance with paragraph 4, of section 157, of Law No. 6,404/76 and Instructions CVM 319/99 and 358/02, hereby communicates to the market generally that the Company's shareholders approved, at an Extraordinary General Meeting held on May 25, 2005, at 11:00 a.m., the following matters that were the subject of the proposal by the Company Management, disclosed in Relevant Fact published on May 9, 2005, and which incorporate suggestions received up to the time of the closing of the Extraordinary General Meeting: **(1)** the conversion of the totality of Company's preferred shares into common shares, in the proportion of one common share to each preferred share in the Company's share capital, subject to the withdrawal right of the present holders of preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76, as previously approved by Company's shareholders owing preferred shares, at a Special Meeting of Shareholders Owning Preferred Shares held on May 25, 2005, at 10:00 a.m.; **(2)** the merger of J.C. Penney Brasil Comercial Ltda. into the Company ("Merger"), pursuant to the Merger Protocol and Justification and other documents made available to the shareholders at the Company's principal place of business; **(3)** the combination of shares issued by the Company, in the proportion of two hundred and fifty-three (253) shares to one (1) share; **(4)** the amendment to and reformulation of the Company's Articles of Incorporation in order to conform them to the segment of the New Market of the São Paulo Exchange – BOVESPA ("New Market"); and **(5)** Share Call Option Plan.

Company's shareholders interested in further information should contact the Company through the e-mail hruby@lojasrenner.com.br.

Porto Alegre, May 25, 2005.

LOJAS RENNER S.A.

José Carlos Hruby

Director for Relations with Investors

LOJAS RENNER S.A.
CNPJ/MF* No. 92.754.738/0001-62
NIRE** 43.300.004.848
Open Company with Authorized Capital

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

COMMUNICATION TO THE SHAREHOLDERS

We communicate to Messrs. Shareholders that, according to the resolution of the Special Meeting of Shareholders Holding Preferred Shares and the resolution of the Extraordinary General Meeting, both held on May 25, 2005, the following items were approved: (i) conversion of the totality of preferred shares representing the share capital of Lojas Renner S.A. ("Company") into common shares; (ii) alteration of the Company's corporate purposes; and (iii) combination of shares issued by the Company.

Conversion of Preferred Shares into Common Shares and Alteration of the Company's Corporate Purposes

The conversion of the totality of preferred shares representing the Company's share capital into common shares, in the proportion of one common share to each preferred share, was carried out in view of the listing of the Company's shares in the New Market segment of the São Paulo Stock Exchange – BOVESPA ("BOVESPA"). The conversion is [sic was] carried out subject to the withdrawal right of shareholders holding Company's preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76.

The Company's corporate purposes were enlarged so as to encompass the trade and manufacture of body clothes; trade of home appliances, sports articles, electric and electronic appliances and other items that are found in department stores; import and export of the goods referred to in the preceding clauses; provision of services as travel agency, tourism operator and other similar services; provision of credit card services; provision of services related to the collection of bills and securities on behalf and at the order of third parties; provision of data processing services; provision of services related to the control and processing of financed sales; and participation in the share capital of other companies.

Any shareholder owing preferred shares who disagrees with the resolution that approved the conversion of the preferred shares into common shares may exercise the right to withdraw from the Company within thirty (30) days as from the date of publication of the minutes of the Special Meeting of Shareholders Holding Preferred Shares and the Minutes of the Extraordinary General Meeting, both held on May 25, 2005, such term expiring on June 27, 2005. Additionally, any shareholder holding preferred shares and any shareholder owning common shares who disagrees with the resolution that approved the alteration of the corporate purposes may exercise the right to

withdraw from the Company within thirty (30) days as from the date of publication of the minutes of the Extraordinary General Meeting held on May 25, 2005, such term expiring on June 27, 2005.

Any shareholders who disagree with the resolutions referred to above shall only exercise the withdrawal right in respect of the shares they confirmedly owned on the date of the first publication of the call notice for the respective Meeting, that is, May 10, 2005, any shares acquired as from and including that date not being computed for such purpose, in accordance with the provisions of § 1, of section 137, of Law No. 6,404/76.

Combination of Shares

The combination of shares issued by the Company was approved in the proportion of two hundred and fifty-three (253) shares to one (1) share, with any shareholders holding less than two hundred and fifty-three (253) shares and who, in consequence of the combination, remain with only fractions of shares, being entitled to receive from the controlling shareholder, J. C. Penney Brazil, Inc., a donation of fractions of shares in a quantity sufficient for them to complete one new unit of the share capital and remain as Company's shareholders. Any shareholders interested in receiving such donation shall express to the Company their interest in receiving the donation of fractions of shares, within up to thirty (30) days as from the date hereof, that is, until June 27, 2005, by written notice addressed to the Chief Officer for Relations with Investors, Mr. José Carlos Hruby, at the Company's principal place of business.

Any fractions of shares remaining after June 27, 2005 shall be separated, combined in whole numbers and sold in an auction at BOVESPA, and the amounts obtained from the sale of fractions of shares shall be ascribed to shareholders holding the fractions of shares sold, in proportion to their participation in such fractions of shares.

Porto Alegre, May 25, 2005.

LOJAS RENNER S.A.
José Carlos Hruby
Chief Officer for Relations with Investors

LOJAS RENNER S.A.
C.N.P.J./M.F.* Nº 92.754.738/0001-62 AND N.I.R.E. 43.300.004.848**
OPEN COMPANY WITH AUTHORIZED CAPITAL

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders are invited to meet at an Extraordinary General Meeting, to be held on May 25, 2005, at 11:00 a.m., at the Company's principal place of business, at Avenida Assis Brasil, 944, Passo D'Areia, in the City of Porto Alegre, State of Rio Grande do Sul, to, in view of the Executive Board's Proposal, approved by the Board of Directors, dealing with (i) the conversion of preferred shares into common shares; (ii) the merger of J. C. Penney Brasil Comercial Ltda. ("J.C. Penney") into Lojas Renner S.A. ("Company") ("Merger"); (iii) the combination of shares; (iv) the amendment to and reformulation of the Articles of Incorporation to enable the listing of the Company' shares in the segment of the New Market of the São Paulo Exchange – BOVESPA ("New Market"); (v) the share call option plan; and (vi) the review of officers' global compensation, in view of the election of the additional members of the Board of Directors, discuss and resolve on the following agenda:

(1) discussion on the conversion of the totality of Company's preferred shares into common shares, in the proportion of one common share for each preferred share in the Company's share capital, subject to the withdrawal right of the present holders of preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76, upon such conversion being previously approved by the Special Meeting of shareholders owning preferred shares, called for May 25, 2005, at 10:00 a.m.;

(2) ratification of the engagement, by the Company's Management, of the specialized company in charge of the preparation of the appraisal reports in respect of the Company and J.C. Penney, as follows: (i) appraisal of the book value of the Company's and J.C. Penney's net worth, based on their financial statements, as duly audited, in support of the book entries derived from the Merger; and (ii) appraisal of the Company and J.C. Penney, based on their respective net worth, in accordance with the same criteria and on the same base date, at the market price;

(3) analysis of the relevant appraisal reports;

(4) analysis of the Merger Protocol and Justification, executed by the Company's Executive Board and J.C. Penney's Management, which was prepared in accordance with the provisions of sections 224 and 225 of Law No. 6,404/76 and Instruction CVM No. 319/99, containing, therefore, all terms, conditions and information as necessary for the understanding of the proposal for Merger;

(5) analysis of the Merger of J.C. Penney into the Company, pursuant to the terms of the Merger Protocol and Justification and other documents made available to the shareholders;

(6) analysis of the proposal for combination of shares issued by the Company, in the proportion of two hundred and fifty-three shares (253) for one (1) share;

(7) analysis of the proposal for amendment to and reformulation of the Company's Articles of Incorporation, including, but not limited to, changes in the corporate purposes, modification of the authorized capital, adequacy to the rules of Bovespa's New Market and conformation to the conversion of preferred shares into common shares and combination of shares;

(8) election of the members of the Board of Directors, so as to conform the composition of the Board of Directors to the rules of Bovespa's New Market;

(9) analysis of the proposal for granting of the Share Call Option Plan; and

(10) analysis of the proposal for review of the officers' global compensation, in view of the election of additional members for the Board of Directors.

General Information: **(a)** The documents pertinent to the transactions described herein are available to the shareholders at the Company's principal place of business; **(b)** The information and documents relating to the Merger, the listing of Company's shares in the New Market, the combination of shares and the share call option plan, which are the subject matter of this Notice, were sent to the Securities Commission – CVM and BOVESPA – the São Paulo Exchange, where the securities issued by the Company are admitted for negotiation; **(c)** A special shareholders' meeting of holders of preferred shares shall be called, to be held on May 25, 2005, at 10:00 a.m., for prior approval of the conversion of the totality of preferred shares into common shares, which is the subject matter of this Notice, pursuant to section 136, sole paragraph, of Law No. 6,404/76; **(d)** Any shareholders wishing to be represented by an attorney-in-fact shall deposit the respective power of attorney with special powers and certified signature at the Company's principal place of business, up to forty-eight (48) hours before the date indicated for the holding of the Meeting; and (e) Pursuant to paragraph three, of Section 1, of Instruction CVM 165/91, as amended by Instruction CVM 282/98, the minimum percentage of interest in the voting capital, as necessary for the request for adoption of the multiple vote, is 7%.

Porto Alegre, May 10, 2005.

José Galló
Chairman of the Board of Directors

LOJAS RENNER S.A.
C.N.P.J./M.F.* No. 92.754.738/0001-62 AND N.I.R.E. 43.300.004.848**
OPEN COMPANY WITH AUTHORIZED CAPITAL

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

SPECIAL MEETING OF SHAREHOLDERS OWNING PREFERRED SHARES
CALL NOTICE

All shareholders owning preferred shares are invited to meet at a Special Meeting to be held on May 25, 2005, at 10:00 a.m., at the Company's principal place of business, at Avenida Assis Brasil, 944, Passo D'Areia, in the City of Porto Alegre, State of Rio Grande do Sul, to, in view of the Executive Board's Proposal, approved by the Board of Directors, convert preferred shares into common shares, discuss and resolve on the conversion of the totality of the preferred shares of Lojas Renner S.A. (the "Company") into common shares, in the proportion of one common share for each preferred share of the Company's share capital, subject to the withdrawal right of the present holders of preferred shares, pursuant to the provisions of section 137, item I, of Law No. 6,404/76. The Special Meeting shall resolve on the proposal of conversion of preferred shares into common shares before the resolution on the same proposal by shareholders owning common shares at an Extraordinary General Meeting, pursuant to section 136, sole paragraph of Law No. 6,404/76.

General Information: **(a)** The draft of the Company's Articles of Incorporation providing for the conversion of preferred shares into common shares is available to the shareholders at the Company's principal place of business; **(b)** An extraordinary general meeting of Company's shareholders shall be called, to be held on May 25, 2005, at 11:00 a.m., for approval of the conversion of the totality of preferred shares into common shares, upon the Board of Directors' proposal being previously approved by the Special Meeting that is the subject matter of this Notice; and **(c)** Any shareholder wishing to be represented by an attorney-in-fact shall deposit the relevant power of attorney, with special powers and certified signature, at the Company's principal place of business, up to forty-eight (48) hours before the date indicated for the holding of the Meeting.

Porto Alegre, May 10, 2005

José Galló
Chairman of the Board of Directors

LOJAS RENNER S.A.
Open Company
CNPJ No.* 92.754.738/0001-62
NIRE** 43300004848

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE ANNUAL GENERAL MEETING

1. **Date, time and place:** On April two (2), 2004, at 8:30 a.m., at the Company's principal place of business, located at Av. Assis Brasil No. 944, in Porto Alegre, Rio Grande do Sul.

2. **Quorum**: Attendance by shareholders representing more than two thirds of the voting capital, as per signatures apposed on the relevant book.

3. **Composition of the Presiding Committee:** JOSÉ GALLÓ, Chairman; JOSÉ CARLOS HRUBY, Secretary.

4. **Publications:** (1) The Management Report, Financial Statements and Independent Auditors' Opinion relating to the fiscal year ended on December 31, 2003, were published in Diário Oficial do Rio Grande do Sul [Official Gazette of Rio Grande do Sul], Jornal do Comércio – Porto Alegre [Commerce Journal – Porto Alegre] and Diário do Comércio e Indústria – DCI-SP [Commerce and Industry Journal – DCI-SP], on March 2, 2004; and (2) The Call Notices were published in Diário Oficial do Rio Grande do Sul, Jornal do Comércio – Porto Alegre and Diário do Comércio e Indústria – DCI-SP, on March 18, 19 and 22, 2004.

5. **Agenda:** a) to receive the management accounts, examine, discuss and vote the financial statements relating to the fiscal year ended on December 31, 2003; and b) to elect the members of the Board of Directors and establish the amount of management's compensation for fiscal year 2004.

6. **Resolutions:** The Meeting examined, discussed and, by unanimous vote of those present, subject to the legal abstentions:

I. Approved the drafting of the minutes as an abstract and authorized the publication thereof with omission of shareholders' signature, pursuant to the provisions of paragraphs one and two, of section 130, of Law No. 6,404/76, respectively.

II. Approved, with those legally impeded refraining from voting, the management report and accounts, the financial statements and the independent auditor's opinion relating to the fiscal year ended on December 31, 2003. In view of the existence of accumulated losses in prior years, the profits in this fiscal year were fully absorbed thereby, it being then resolved for the non-distribution of dividends to Messrs. shareholders.

III. The following members of the Board of Directors were reelected for a term of office of one year: Messrs. **José Galló**, Brazilian citizen, married, business administrator, bearer of identification card RG No. 6.011.890.834, issued by SSP/RS, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 032.767.670-15, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Av. Assis Brasil, 944, Passo D'Areia, for the position of Chairman of the Board; **Egon Handel**, Brazilian citizen, legally separated, accountant, bearer of identification card RG NO. 1.003.651.997, issued by SSP/RS, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 029.279.850-49, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Rua dos Andradas, 1534, cj.81, Centro, for the position of Vice Chairman of the Board; and Mr. **Thomas Anthony Clerkin**, United States citizen, married, administrator, bearer of passport No. 303819846, resident and domiciled in the United States of

America, in the City of Plano, State of Texas, at 3301 Terry Drive, 75023, for the position of Director, who appointed Mr. José Carlos Hruby, Brazilian citizen, married, accountant, bearer of Identification RG No. 5.012.058.078, issued by SJS/RS, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 004.165.920-15, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Av. Assis Brasil, 944, Passo D'Areia, as his attorney-in-fact, under the terms of Law, and pursuant to an instrument of power of attorney to be in force up to April 30, 2008, for the purpose of receiving service of summons on behalf of the former, as Company's Director. The Directors elected declared that they did not commit any of the crimes provided for in law, which would prevent them from conducting mercantile activity, including, but not limited to, those described in § 1, of section 1,011, of Law 10,406/2002, and they further declare, by written document, that they complied with the conditions set forth in section 147, paragraph 4, of Law 6,404/76, with the wording of Law 10,303/2001.

IV. Approved the adjustment of the maximum annual aggregate amount of management's compensation, as established at the Annual General Meeting of 2003, in five point zero eight percent (5.08%), corresponding to the IGP-M [General Index of Market Prices] of April/2003 through March/2004, it being incumbent upon the Board of Directors, in accordance with the Articles of Incorporation, to resolve on the distribution thereof.

V. Approved the inclusion, in the minutes, of a vote of gratefulness for the valuable collaboration provided up to the date hereof by Director George K. Kapplinger, who, due to his retirement, is leaving the company's Board of Directors.

7. Documents submitted to the analysis of the Meeting: the documents referred to in section 133, of Law 6,404/76, as well as the Declarations signed by the members of the Board of Directors in respect of compliance with the conditions provided for in section 147, paragraph 3, of Law 6,404/76, with the wording of Law 10,303/2001, were numbered and certified by the presiding committee and the shareholders who requested them, and filed at the company's principal place of business.

8. Special Attendance: the representative of the external auditors, the company KPMG Auditores Independentes, Mr. Wladimir Omiechuk.

9. Closing of the Meeting: the minutes were read, approved by unanimous vote and signed by all those present.

SIGNATURES:
Presiding Committee: JOSÉ GALLÓ, Chairman, JOSÉ CARLOS HRUBY, Secretary.
Shareholders: J.C. PENNEY BRASIL COMERCIAL LTDA, per Kyriacos Antonis Zachariades, JOSÉ GALLÓ, EGON HANDEL, JOSÉ CARLOS HRUBY, THOMAS ANTHONY CLERKIN
Declaration of Non-Impediment: JOSÉ GALLÓ, Chairman, EGON HANDEL, Vice Chairman, THOMAS ANTHONY CLERKIN, Director.

As Chairman and Secretary, we declare that these minutes conform with the original, as drawn- up in the relevant book.

Porto Alegre, April 2, 2004.

José Galló
Chairman

José Carlos Hruby
Secretary

Seen: Cláudio Pedreira de Freitas
OAB/SP 194979

*** Brazilian Bar Association, São Paulo Chapter

LOJAS RENNER S.A.
Open Company
CNPJ/MF* No. 92.754.738/0001-62
NIRE** 43300004848

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON APRIL 2, 2004

1. DATE, TIME AND PLACE
On April two (2), 2004, at 9:00 a.m., at the company's principal place of business, at Av. Assis Brasil, 944, in Porto Alegre, State of Rio Grande do Sul.

2. QUORUM
Attendance by the total number of members of the Board, as elected by the Annual General Meeting held as of the date hereof, namely: Mr. José Galló, Chairman; Mr. Egon Handel, Vice Chairman and Mr. Thomas Anthony Clerkin, Director, for which reason the relevant call was waived.

3. COMPOSITION OF THE PRESIDING COMMITTEE
José Galló, Chairman and Egon Handel, Secretary.

4. RESOLUTIONS
The Directors, by unanimous vote and without any reservations, resolved as follows:

To elect, for the term of one year, the company's executive board, Mr. **JOSÉ GALLÓ**, Brazilian citizen, married, business administrator, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Av. Assis Brasil, 944, bearer of Identification Card No. 6011890834, issued by SSP-RS and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 032.767.670-15, having been reelected for the position of Chief Executive Officer, and Mr. **JOSÉ CARLOS HRUBY**, Brazilian, married, accountant, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Av. Assis Brasil, 944, bearer of Identification Card No. 5012058078, issued by SJS-RS and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 004.165.920-15, as Chief Administrative Officer and for Relations with Investors.

5. CLOSING OF THE MEETING: As there were no further subjects to be dealt with, the Directors closed the meeting, of which these minutes were drawn up, which, upon being read and approved, were signed by all those present.

They conform with the original, as drawn up in the relevant book.

Porto Alegre, April 2, 2004.

José Galló
Chairman

Egon Handel
Vice Chairman and Secretary

Thomas Anthony Clerkin
Director

Seen: Cláudio Pedreira de Freitas
OAB/SP*** 194979

*** Brazilian Bar Association, São Paulo Chapter

LOJAS RENNER S.A.
Open Company
CNPJ* No. 92.754.738/0001-62
NIRE** 43300004848

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE ANNUAL GENERAL MEETING

1. **Date, time and place**: on March twenty-eight (28), 2005, at 11:00 a.m., at the Company's principal place of business, located at Av. Assis Brasil Nº 944, in Porto Alegre, Rio Grande do Sul.

2. **Quorum**: attendance by shareholders representing more than two thirds of the voting capital, as per signatures appearing in the relevant book.

3. **Composition of the Presiding Committee:** JOSÉ GALLÓ, Chairman; JOSÉ CARLOS HRUBY, Secretary.

4. **Publications:** (1) The Management Report, Financial Statements and Opinion of the Independent Auditors relating to fiscal year closed on December 31, 2004, were published in the Official Gazette of Rio Grande do Sul, Jornal do Comércio [Commerce Journal] – Porto Alegre and Diário do Comércio e Indústria [Commerce and Industry Journal] – DCI-SP, on February 16, 2005; and (2) the Call Notices were published in the Official Gazette of Rio Grande do Sul, Jornal do Comércio – Porto Alegre and Diário do Comércio e Indústria – DCI-SP on March 11, 14 and 15, 2005.

5. **Agenda:** a) to receive the management accounts, verify, discuss and vote the financial statements relating to the fiscal year closed on December 31, 2004; and b) to elect the members of the Board of Directors and establish the amount of compensation of the officers for fiscal year 2005.

6. **Resolutions:** The Meeting verified, discussed and, by unanimous vote of those present, subject to the legal abstentions:

I. Approved the drafting of the minutes as an abstract and authorized the publication thereof with omission of the shareholders' signatures, pursuant to the provisions of paragraphs one and two, of section 130, of Law No. 6,404/76, respectively.

II. Approved, with those legally impeded refraining from voting, the management report and accounts, the financial statements and the opinion of the independent auditors in respect to the fiscal year closed on December 31, 2004. In view of the existence of accumulated losses in prior years, the profit in this year was fully absorbed thereby, it being consequently resolved not to distribute dividends to the shareholders.

III. The following were elected for a term of office of one year, as members of the Board of Directors: Messrs **José Galló**, Brazilian citizen, married, administrator, bearer of identification card RG No. 6.011.890.834, issued by SSP/RS, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 032.767.670-15, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Av. Assis Brasil, 944, Passo D'Areia, who shall hold office as Chairman of the Board;

Egon Handel, Brazilian citizen, legally separated, accountant, bearer of identification card RG No. 1.003.651.997, issued by SSP/RS, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 029.279.850-49, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Rua dos Andradas, 1534, cj.81, Centro, who shall hold office as Vice President of the Board; **Thomas Anthony Clerkin**, United States citizen, married, business administrator, bearer or passport No. 303819846, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 231.069.818-06 resident and domiciled in the United States of America, in the City of Plano, State of Texas, at 3301 Terry Drive, 75023, who shall hold office as Director, and appointed, under the terms of the Law, and pursuant to instruction [sic instrument] of power of attorney with a validity term up to April 30, 2009, Mr. José Carlos Hruby, Brazilian citizen, married, accountant, bearer of identification card RG No. 5.012.058.078, issued by SJS/RS, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 004.165.920-15, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with offices at Av. Assis Brasil, 944, Passo D'Areia, his attorney-in-fact for the purpose of receiving service of process on his behalf, as Director of the Company. The elected Directors declared that they did not commit any of the crimes provided for in Law, which prevent them from exercising mercantile activity, including, but not limited to, those provided for in § 1, of section 1,011 of Law 10,406/2002, and further declare, by written document, that they complied with the conditions provided for in section 147, paragraph 4, of Law 6,404/76, with the wording of Law 10,303/2001.

IV. Approved the restatement of the annual aggregate maximum limit for the management compensation, as established by the Annual General Meeting of 2004, based on the variation of the IGP-M [General Market Price Index] from April/2004 through March/2005, it being incumbent upon the Board of Directors, according to the articles of incorporation, to resolve on the distribution thereof.

7. **Documents submitted to the analysis of the Meeting**: the documents referred to in section 133, of Law 6,404/76, as well as the Declarations signed by the members of the Board of Directors, in respect of the compliance with the conditions set forth in section 147, paragraph 3, of Law 6,404/76, with the wording of Law No. 10,303/2001, were numbered and certified by the presiding committee and the shareholders who requested them, and filed them at the company's principal place of business.

8. **Special Attendance**: the representative of the external audit firm KPMG Auditores Independentes, Mr. Wladimir Omiechuk.

9. **Closing of the Meeting**: the minutes were read, approved by unanimous vote and signed by all those present thereat.

SIGNATURES:
Presiding Committee: JOSÉ GALLÓ, Chairman, JOSÉ CARLOS HRUBY, Secretary
Shareholders: J.C. PENNEY BRASIL COMERCIAL LTDA by Kyriacos Antonis Zachariades, JOSÉ GALLÓ, EGON HANDEL, JOSÉ CARLOS HRUBY, THOMAS ANTHONY CLERKIN
Declaration of Non-Impediment: JOSÉ GALLÓ, Chairman, EGON HANDEL, Vice Chairman, THOMAS ANTHONY CLERKIN, Director.

As Chairman and Secretary, we declare that these minutes conform with the original, as drafted in the relevant book.

Porto Alegre, March 28, 2005.

José Galló
Chairman

José Carlos Hruby
Secretary

Seen: Cristina Schettert Moreira
OAB/RS*** 46.676

*** Brazilian Bar Association, Rio Grande do Sul Chapter

LOJAS RENNER S.A.

Open Company

CNPJ/MF* No. 92.754.738/0001-62

NIRE** 43300004848

* Registration with the National Directory of Legal Entities
** Identification Number with the Commercial Registry

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MARCH 28, 2005

1. DATE, TIME AND PLACE

On March twenty-eight (28), 2005, at 11:30 a.m., at the company's principal place of business, at Av. Assis Brasil, 944, in Porto Alegre, State of Rio Grande do Sul.

2. QUORUM

Attendance by the totality of the members of the Board elected by the Annual General Meeting held as of the date hereof, namely: Mr. José Gallô, Chairman; Mr. Egon Handel, Vice Chairman and Mr. Thomas Anthony Clerkin, Director, for which reason the call thereof was waived.

3. COMPOSITION OF THE PRESIDING COMMITTEE

José Gallô, Chairman and Egon Handel, Secretary.

4. RESOLUTIONS

The directors, by unanimous vote and without any reservations, resolved as follows:

To elect, for the term of one year, the company's executive board, Mr. **JOSÉ GALLÓ**, Brazilian, citizen, married, business administrator, resident and domiciled in the City or Porto Alegre, State of Rio Grande do Sul, with a professional office located at Av. Assis Brasil, 944, bearer of Identification Card No. 6011890834, issued by SSP-RS, and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 032.767.670-15 having been reelected as Chief Executive Officer, and Mr. **JOSÉ CARLOS HRUBY**, Brazilian, citizen, married, accountant, resident and domiciled in the City or Porto Alegre, State of Rio Grande do Sul, with a professional office located at Av. Assis Brasil, 944, bearer of Identification Card No. 5012058078, issued by SJS-RS, and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 004.165.920-15, as Chief Administrative Officer and for Relations with Investors

5. CLOSING OF THE MEETING: As there were no more subjects to be discussed, the Directors closed the meeting, of which these minutes were drafted, and after being read and approved, they were signed by all those present.

They conform with the original drafted in the relevant book.

Porto Alegre, March 28, 2005.

José Galló
Chairman

Egon Handel
Vice Chairman and Secretary

Thomas Anthony Clerkin
Director

Seen: Cristina Schettert Moreira
OAB/RS*** 46.676

*** Brazilian Bar Association/Rio Grande do Sul Chapter

01.01 - IDENTIFICATION

1 – CODE CVM	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62
4 – NIRE 43300004848		

01.02 – MAIN OFFICE

1 – FULL ADDRESS			2 – DISTRICT OR NEIGHBORHOOD	
AV. ASSIS BRASIL, 944			PASSO D'AREIA	
3 – ZIP CODE 91010-000	4 – CITY PORTO ALEGRE			5 – STATE RS
6 – AREA CODE 51	7 – TELEPHONE 3361-5090	8 – TELEPHONE 3361-7149	9 – TELEPHONE 3361-7150	10 – TELEX
11 – AREA CODE 51	12 – FAX 3345-1481	13 – FAX 3361-7161	14 – FAX -	
15 – E-MAIL dir@lojasrenner.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for Correspondence with the Company)

1 – NAME				
José Carlos Hruby				
2 – FULL ADDRESS Av. Assis Brasil, 944			3 – DISTRICT OR NEIGHBORHOOD Passo D'Areia	
4 – ZIP CODE 91010-000	4 – CITY Porto Alegre			6 – STATE RS
7 – AREA CODE 51	8 – TELEPHONE 3361-5090	9 – TELEPHONE 3361-7149	10 – TELEPHONE 3361-7150	11 – TELEX
12 – AREA CODE 51	13 – FAX 3345-1481	14 – FAX 3361-7161	15 – FAX -	
16 – E-MAIL hruby@lojasrenner.com.br				

01.04 – REFERENCE / AUDITOR

YEAR IN COURSE		CURRENT QUARTER			PREVIOUS QUARTER		
1 – BEGIN.	2 – TERM.	3 – NUMBER	4 – BEGIN.	5 – TERM.	6 – NUMBER	7 – BEGIN.	8 – TERM.
01/01/2004	12/31/2004	3	07/01/2004	09/30/2004	2	04/01/2004	06/30/2004
9 – NAME/CORPORATE NAME OF THE AUDITOR KPMG Auditores Independentes					10 – CVM CODE 00418-9		
11 – NAME OF THE TECHNICAL RESPONSIBLE Wladimir Omiechuk					12 – CPF OF THE TECH. RESP. 315.757.570-87		

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	**LOJAS RENNER SA**	**92.754.738/0001-62**

01.05 – CAPITAL STOCK COMPOSITION

Number of Shares (Thousand)	1 - Current Quarter 09/30/2004	2 – Previous Quarter 06/30/2004	3 – EQUAL QUARTER EX. PREVIOUS 09/30/2003
Paid-in Capital			
1 – Common	1,476,533	1,476,533	1,476,533
2 – Preferred	2,323,111	2,323,111	2,323,111
3 – Total	3,799,644	3,799,644	3,799,644
In the Treasury Department			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY **Trade Company, Industrial Company, and Others**
2 – TYPE OF SITUATION **Operational**
3 – NATURE OF THE SHAREHOLDING CONTROL **Private National**
4 – CODE OF ACTIVITY **119 – Trade (Retail and Wholesale)**
5 – MAIN ACTIVITY **Retail trading of clothes in general (Department Store)**
6 – TYPE OF CONSOLIDATE **Not Presented**
7 – TYPE OF AUDITORS' REPORT **Without restrictions**

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 – PROVISIONS IN CASH RESOLVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – PROVISION	5 – BEG. OF PAYMENT	6 – TYPE OF ACTION	7 – AMOUNT OF PROVISION PER ACTION

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

01.09 – CAPITAL STOCK SUBSCRIBED AND ALTERATIONS TO THE FISCAL YEAR IN COURSE

1 – ITEM	2 – DATE OF ALTERATION	3 – AMOUNT OF THE CAPITAL STOCK (Thousand Reais)	4 – AMOUNT OF THE ALTERATION (Thousand Reais)	5 – ORIGIN OF THE ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousand)	8 – PRICE OF SHARE UPON ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/11/2004	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.01 - BALANCE SHEET OF ASSETS (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1	Total Assets	632,872	622,364
1.01	Current Assets	438,774	430,085
1.01.01	Cash	101,924	97,531
1.01.01.01	Cash in Hands	5,658	6,904
1.01.01.02	Banks	7,938	7,839
1.01.01.03	Applications of Immediate Liquidity	88,328	82,788
1.01.02	Credits	210,589	228,551
1.01.02.01	Accounts Receivable from Customers	228,782	247,961
1.01.02.02	Provision for Credit of Doubtful Liquidity	(18,193)	(19,410)
1.01.03	Stocks	85,810	67,445
1.01.03.01	Stocks of Goods	84,453	66,331
1.01.03.02	Stocks of Consumable Materials	1,357	1,114
1.01.04	Others	40,451	36,558
1.01.04.01	Other Credits	6,194	4,105
1.01.04.02	Taxes Recoverable	10,367	7,836
1.01.04.03	Income Tax Differed	17,213	17,607
1.01.04.04	Social Contribution Differed	6,197	6,339
1.01.04.05	Early Expenses	480	671
1.02	Long Term Realizable Asset	28,521	27,213
1.02.01	Other Credits	0	0
1.02.02	Credits with Linked Persons	233	113
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Controlled Companies	1	1
1.02.02.03	With Other Linked Persons	232	112
1.02.03	Others	28,288	27,100
1.02.03.01	Judicial Deposits	20,991	19,891
1.02.03.02	Income Tax Differed	5,257	5,193
1.02.03.03	Social Contribution Differed	2,040	2,016
1.03	Permanent Assets	165,577	165,066
1.03.01	Investments	77	77
1.03.01.01	Participations in Affiliates	0	0
1.03.01.02	Participations in Controlled Companies	14	14
1.03.01.03	Other Investments	63	63
1.03.02	Fixed Assets	157,423	151,584
1.03.03	Differed	8,077	13,405

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.02 – BALANCE SHEET OF LIABILITIES (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 09/30/2004	4 – 06/30/2004
2	Total Liabilities	632,872	622,364
2.01	Current Liabilities	286,346	275,908
2.01.01	Loans and Financings	64,837	63,419
2.01.02	Debentures	0	0
2.01.03	Suppliers	132,307	114,477
2.01.04	Taxes, Fees and Contributions	15,129	23,883
2.01.04.01	Taxes on Sales	9,205	17,125
2.01.04.02	Social Charges	2,296	2,767
2.01.04.03	Other Taxes Receivable	419	555
2.01.04.04	Taxes in Installments	1,030	1,049
2.01.04.05	Provision on Income Tax and Social Cont.	2,179	2,387
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	44,904	40,790
2.01.06.01	Provisions to Vacation	6,304	5,746
2.01.06.02	Provision to 13th Salary	3,819	2,400
2.01.06.03	Provision to Charges w/o Vacation and 13th Salary	3,573	2,875
2.01.06.04	Fiscal Contingencies	26,213	24,945
2.01.06.05	Provision to Labor Indemnities	2,099	2,004
2.01.06.06	Provision to Civil Contingencies	2,896	2,820
2.01.07	Debts with Linked Persons	0	0
2.01.08	Others	29,169	33,339
2.01.08.01	Rentals	13,879	13,272
2.01.08.02	Obligations with Customers	2,608	2,650
2.01.08.03	Other Obligations	7,526	11,536
2.01.08.04	Salaries Payable	5,156	5,881
2.02	Long Term Liabilities	235,736	255,720
2.02.01	Loans and Financings	228,688	248,600
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Linked Persons	0	0
2.02.05	Others	7,048	7,120
2.02.05.01	Taxes in Installments	7,048	7,120
2.03	Incomes of Future Years	0	0
2.05	Owner's Equity	110,790	90,736
2.05.01	Capital Stock Realized	55,000	55,000
2.05.02	Capital Reserves	106,660	106,660
2.05.02.01	Agio Reserves	106,660	106,660
2.05.03	Reevaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled Companies / Affiliates	0	0
2.05.04	Reserve of Profit	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	To Contingencies	0	0
2.05.04.04	Profits Realizable	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.02 – BALANCE SHEET OF LIABILITIES (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 09/30/2004	4 – 06/30/2004
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special to Dividends Not Distributed	0	0
2.05.04.07	Other Reserves of Profit	0	0
2.05.05	Accumulated Profits / Losses	(50,870)	(70,924)

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

03.01 – STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2004 to 09/30/2004	4 – 01/01/2004 to 09/30/2004	5 – 07/01/2003 to 09/30/2003	6 – 01/01/2003 to 09/30/2003
3.01	Gross Revenue of Sales and/or Services	283,436	839,861	234,765	677,207
3.02	Deductions from the Gross Revenue	(73,481)	(214,084)	(50,369)	(144,467)
3.03	Net Revenue of Sales and/or Services	209,955	625,777	184,396	532,740
3.04	Cost of Goods and/or Services Sold	(115,478)	(336,533)	(104,342)	(295,399)
3.05	Gross Income	94,477	289,244	80,054	237,341
3.06	Operational Expenses / Revenues	(74,215)	(270,728)	(87,559)	(197,962)
3.06.01	With Sales	(65,949)	(196,672)	(57,676)	(166,553)
3.06.02	General and Administrative	(19,823)	(54,315)	(16,862)	(50,194)
3.06.02.01	General Expenses	(19,602)	(53,653)	(16,665)	(49,617)
3.06.02.02	Remuneration of the Administrators	(221)	(662)	(197)	(577)
3.06.03	Financial	13,614	(13,208)	(9,672)	30,181
3.06.03.01	Financial Revenues	36,200	68,712	16,351	41,342
3.06.03.02	Financial Expenses	(22,586)	(81,920)	(26,023)	(11,161)
3.06.04	Other Operational Revenues	13,632	36,717	9,831	29,335
3.06.05	Other Operational Expenses	(15,689)	(43,250)	(13,180)	(40,731)
3.06.05.01	Tributary Expenses	(3,467)	(7,101)	(1,875)	(7,620)
3.06.05.02	Amortization of Agio	(5,328)	(15,984)	(5,328)	(15,984)
3.06.05.03	Depreciations	(6,894)	(20,165)	(5,977)	(17,127)
3.06.06	Result of the Patrimonial Equivalence	0	0	0	0
3.07	Operational Income	20,262	18,516	(7,505)	39,379
3.08	Non-Operational Income	31	1,803	37	111
3.08.01	Revenues	31	1,862	40	434
3.08.02	Expenses	0	(59)	(3)	(323)
3.09	Income Before Taxation / Participation	20,293	20,319	(7,468)	39,490
3.10	Provision for Income Tax and Social Contr.	208	(2,179)	0	0

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

03.01 – STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 – 01/01/2004 to 09/30/2004	5 – 07/01/2003 to 09/30/2003	6 – 01/01/2003 to 09/30/2003
3.11	Income Tax Differed	(448)	(2,475)	(5,497)	(7,363)
3.11.01	Income Tax Differed	(330)	(1,821)	(4,042)	(5,414)
3.11.02	Social Contribution Differed	(118)	(654)	(1,455)	(1,949)
3.12	Statutory Participations / Contributions	0	(756)	0	0
3.12.01	Participations	0	(756)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0
3.15	Profit / Loss in the Year	20,053	14,909	(12,965)	32,127
	NUMBER SHARES, EX-TREASURY (Thou)	3,799,644	3,799,644	3,799,644	3,799,644
	PROFIT PER SHARE	0.00528	0.00392		0.00846
	LOSS PER SHARE			(0.00341)	

04.01 - NOTES

1 Operational Context

The Company has as main activity the trading in the retail market of clothing, sports-related goods, and other products of department stores, the import of goods, and the shareholding/quotaholding interest in the capital stock of other companies.

2 Presentation of the financial statements

The quarterly information have been drawn up based on the accounting principles set forth by the Brazilian corporate law and by the norms of the Securities Commission.

The information related to the income of the quarter ended as of June 30, 2004 are presented in comparison with the information of the second quarter of 2003, pursuant to the balances verified by the corporate law.

The patrimonial accounts are also being presented in terms of comparison, as set forth by the corporate law.

3 Description of the main accounting practices

a. Net income computation

The net income of the operations is verified in accordance with the accounting system of competence of the year.

The revenue of sales of goods is recognized in the income when all risks and benefits inherent to the good are transferred to the purchaser. A revenue is not recognized if there is a significant uncertainty in its realization.

b. Accounting estimates

The accounting estimates have been based on objective and subjective factors, based on the judgment of the administration for determining the amount adequate to be registered in the financial statements. Significant items subject to these estimates and premises include the residual amount of the fixed assets, provision for doubtful debtors, stocks, active differed income tax and provision to contingencies. The liquidation of the transactions involving these estimates can result diverging amounts due to inaccuracies inherent to the process for its determination. The Company revises the estimates and premises at least on a quarterly basis.

c. Foreign currency

The monetary liabilities denominated in foreign currencies have been exchanged into Reais according to the exchange rate on the date of closing of the balance sheet. Differences resulting from the exchange of currency have been recognized in the statement of income.

d. *Cash*

It comprises the balance in cash, bank deposits, and financial applications of immediate liquidity.

e. *Financial Applications*

Registered at the cost, plus earnings verified until the date of the balance sheet, not surpassing the market price.

f. *Provision to doubtful debtors*

The provision to doubtful debtors has been constituted in amount considered sufficient by the administration to cover eventual losses in the realization of the credits.

g. *Stocks*

Evaluated at the average cost of acquisition that does not exceed the market price.

h. *Other current assets and long term assets*

They are presented to the net amount of realization.

i. *Fixed assets*

Registered at the cost of acquisition, formation or construction, deducted from the provision for the devaluation of the fixed assets of the stores to be restructured, as of the plan of the administration, based on the forecast of economic income of the stores. The depreciation is calculated by the linear method at the that take into account the time of useful life of the goods.

j. *Differed*

Related to the agio originated in the incorporation mentioned in note no. 4, being amortized pursuant to the forecast of future results that justifies it.

k. *Rights and obligations*

Updated pursuant to the exchange rate and financial charges, under the terms of the agreements in force, in order to reflect the amounts incurred until the date of the balance sheet.

l. *Current liabilities and long term liabilities*

Demonstrated by the amounts known or calculable, plus the corresponding charges, monetary and exchange variations, when applicable, incurred until the date of the balance sheets.

m. *Provisions*

A provision is recognized in the balance sheet when the Company has an obligation that is legal or constituted as the result of a event in the past, and is likely that an economic

resource is acquired to settle the obligation. The provisions are registered based on the best estimates of risk involved.

n. *Interest on loans*

The interest on loans and financings are appropriated in accordance with the period of time in the loan agreement based on the effective interest rate.

o. *Financial income*

The financial income comprises the interest on loans, net of the interest receivable on financial investments, active and passive exchange variation, and losses and earnings with financial instruments, which are recognized in the income.

The revenue of interest is recognized in the income upon the effective earning of the assets pursuant to the system of competence.

p. *Income tax and social contribution*

The income tax and social contribution, current and differed, are calculated based on the effective aliquots of the income tax and social contribution over the net profit, and consider the compensation of the fiscal losses and negative basis of social contribution, limited to 30% of the real profit.

The active differed taxes resulting from fiscal loss, negative basis of social contribution and temporary differences have been constituted in accordance with Instruction CVM no. 371, dated June 27, 2002, and took into account the history of future profitability, expectancy of generation of future taxable profits based on technical feasibility study, approved by the administration.

q. *Adjustments as of present amount*

The pre-fixed purchase and sales operations have been brought to their present amount on the date of the transactions, considering their terms, and based on the internal rates to customers and by the daily average rate disclosed by the ANBID to suppliers.

4 Differed

	09/30/2004	06/30/2004
Agio originated in the incorporation	106,558	106,558
Amortization accumulated	(98,481)	(93,153)
	8,077	13,405

The agio has been calculated upon the acquisition of Lojas Renner S.A. by the company now incorporated, JC Penney Brasil Investimentos Ltda, and has as economic grounding the perspective of future profitability, in accordance with the report issued by an independent company, and it is being amortized pursuant to the incomes forecasted, not exceeding the fiscal limits.

5 Loans and financings

Current Liabilities

	09/30/2004	06/30/2004
National currency:		
Bank loans	64,837	63,419

Average net charges corresponding to 105.5% of the CDI (104.82% as of 06/30/2004) with final term of up to 180 days, ensured by Promissory Notes issued by the Company.

Long Term Liabilities

	09/30/2004	06/30/2004
Foreign currency:		
Financings of US$ 80 million	228,688	248,600

Charges corresponding to the variation of the Libor plus interest at 3% p.a., obtained from the controlling shareholder. The charges are paid on a quarterly basis, and the amortization of the principal will occur from 2006 to 2009, at the ratio of 25% per year.

6 Provision to Contingencies

The Company is party in lawsuits and administrative proceedings before various courts and government agencies, as the result of the ordinary course of operations involving tributary and labor issues, civil aspects, and others issues.

The administration, based on information of its legal advisors and on the analysis of the pending legal demands, and in relation to labor issues, based on the previous experiences concerning the amounts claimed, has constituted a provision in amount considered sufficient to cover eventual losses with the actions in course, as follows:

	09/30/2004	06/30/2004
Income Tax (a)	8,063	7,984
PIS (b)	477	473
ICMS (c)	14,641	13,611
Labor (d)	2,099	2,004
Other taxes and federal contributions (e)	3,032	2,877
Civil (f)	2,896	2,820
	31,208	29,769

a) The Company is discussing with the Taxpayers' Council the record of entry resulting from the gloss of adjustment in the basis of the real profit, as an adjustment at present amount and monetary correction of balance.

b) The Company had favorable decision for the application of Law 07/70 in detriment of the decrees 2445 and 2449/88. Realization of the respective credit, with PIS and COFINS, which is being contested by the Federal Union. On 07.31.2003, the Company chose to include the amounts related to the proceedings of COFINS in the Special Division instituted by Law 10.684/2003.

c) Refer especially to the questioning of the application of Supplementary Law 102/2000 in relation to the ICMS credit in the consumption of electricity, telecommunications and acquisitions of fixed assets. This amount also includes a questioning made by the fiscal authority by means of record of entry of ICMS credit in the devolutions of goods from the customers, as well as of ICMS credit of acquisitions of fixed assets used in reformations and other items classified by the fiscal authorities as not essential to the activity.

d) The losses in labor suits are estimated pursuant to the history of payment of these indemnities.

e) Various proceedings, comprising issues such as social security contributions, severance indemnity fund and application of official fine in spontaneous payment of debts, whose losses are estimated by our legal advisors pursuant to the same criteria used to the other items pointed out herein.

f) The losses with civil proceedings are estimated pursuant to the history of payment of these indemnities.

7 Capital Stock

The authorized capital stock, as of the By-Laws of the company, is of 8,000,000,000 (eight billion) shares, 2,871,062,280 (two billion, eight hundred seventy-one million, sixty-two thousand, two hundred eighty) of which are common shares and 5,128,937,720 (five billion, one hundred twenty-eight million, nine hundred thirty-seven thousand, seven hundred twenty) are preferred shares, all without nominal value.

On September 30, 2004, the capital stock subscribed and paid-in is represented by 3,799,644,241 nominative shares, considering that 1,476,533,447 are common and 2,323,110,794 are preferred. Preferred shares are not entitled to vote, being permitted to participate in the dividend to be distributed, corresponding to at least 25% of the net profit in the year, calculated as of Article 202 of the Corporations Act, pursuant to the following criterion: (a) priority in the receipt of the dividends mentioned, corresponding to at least 3% of the amount of the owner's equity of the share and (b) right to participate in the profits distributed in equality of condition with the common shares, after having ensured thereto the dividend equal to the minimum priority set forth by item (a), as of item I of paragraph 1 of Article 17 of Law 6.404/76, amended by Law no. 10.303/01.

8 Payment of Taxes in Installments

Law 10.684, published on May 30, 2003, establishes, among other things, the terms applicable to Special Payment in Installments – PAES, destined to promote the division into installments of debts before the Internal Revenue Service, before the National Treasury Department, and before the National Institute of Social Security, constituted or not, registered or not as Active Debt, even in stage of fiscal execution already determined, or that have been object of prior division into installments, not fully paid, even if cancelled due to non-payment. The Company has chosen to include in such division, as of July 31, 2003, debts whose subject matters were object of judicial discussion.

During the second quarter the Company has amortized R$ 229 in relation to the PAES, presenting a debit balance of R$ 7,970 at the end of the period.

The Company has also debts included in the Fiscal Recovery Program – REFIS, having amortized in such period R$ 41, presenting a debit balance of R$ 108 at the end of the quarter.

9 Financial Instruments

(a) General considerations

The use of instruments and operations with derivatives involving interest rates has as objective the protection of the income of the short term passive operations of the Company, avoiding the assumption of positions exposed to exchange flows. The administration has assessed that there is no concentration by the other party, considering that the operations are carried out with renowned banks.

The Company and its controlled companies do not apply in derivatives or any other assets of risk on a speculative basis.

(b) Market price of the financial instruments

The amounts of the active and passive financial instruments as of September 30, 2004 and June 30, 2004 are registered in the respective patrimonial accounts. The assets reflect the market, or cost, price that do not exceed the market price. The financial liabilities include contractual charges, thus reflecting the market prices.

The financial applications are represented by short term applications, demonstrated at the cost plus the proportional earnings contracted, thus already reflecting the market price.

Aiming the exchange of the financial charges of part of the loans in foreign currency, the Company has contracted swap operations, fixating such charges to the CDI variation, which reflects the market price. The Company does not expect to incur losses in these operations, and the incomes already incurred are duly registered in the financial statements.

(c) Concentration of credit risk

The sales into installments of the Company are pulverized in a large number of customers. The Company administers the credit risk through a complex process of credit analysis and concession, further counting on a collection structure duly equipped with processes and systems pertinent to the management of accounts receivable.

The credits of doubtful liquidation are duly covered by a provision in amount sufficient to cover eventual losses in the respective realization thereof.

04.01 - NOTES

10 Related Parties

The main balances of assets and liabilities as of June 30, 2004, as well as transactions that influenced the income in the period in relation to operations with related parties, result from transactions carried out under contractual and usual market conditions to the respective types of operations, being summarized as follows:

	Controller	Controlled	Affiliates				
	JC Penney Brasil Comercial Ltda.	Renner Adm. Cartões de Crédito Ltda.	Dromegon Particip. Ltda.	JC Penney Inc.	JC Penney Purchasing Corporation	TOTAL	TOTAL
						09/30/2004	06/30/2004
Assets							
Investments	-	14	-	-	-	14	14
Joint checking account	232	1	-	-	-	233	113
Liabilities							
Long term financing	-	-	-	228,688	-	228,688	248,600
Rentals payable	-	-	7,537	-	-	7,537	7,001
						3rd quarter/04	3rd quarter/03
Transactions in the quarter							
Expenses w/ rentals	-	-	613	-	-	613	559
Net financial expenses	-	-	-	(17,305)	-	(17,305)	6,531
Imports	-	-	-	-	1,025	1,025	87

11 Insurance Coverage

The company holds insurance policies with the main insurance companies in the country, all defined according to instructions from specialists and taking into account the nature and the risk level involved. As of September 30, 2004, the Company counted on insurance against fire and various risks to the fixed assets and stocks, at amounts deemed sufficient to cover eventual losses.

05.01 – COMMENT ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

In the third quarter the Company reached net sales of R$ 209,955 thousand, presenting growth of 13.9% in relation to the same period in the previous year. As the result of the consolidation process of new markets through which our Company is facing, such performance behaved in different ways in the regions in which the company is present.

Although the economy has presented signs of reheat in the past months, with the improvement in the main macroeconomic indicators, the same does not occur with the performance in the retail market, which suggests precaution.

In this context, we have intensified our efforts towards the market process, focusing on the planning of collections, in the intensification of stock controls, in the processes of reposition of goods, which, among other measures, has allowed an improvement in the gross margin of 45.0% in this quarter, against 43.4% in the same quarter of the previous year.

The fixed investments in the period summed R$ 12,733 thousand, mainly applied in the renovation of the facilities, in the update of equipment and technology systems, and in the preparation to the opening of new stores. As a result of the constant investments, the expenses of depreciation summed R$ 6,894 thousand, against R$ 5,977 thousand in the same quarter of the previous year.

The positive net financial income of R$ 13,614 thousand (R$ 9,672 thousand negative in the same period of the previous year) had effects on the appreciation of the Real against the US Dollar, allowing a reduction of the liabilities represented by the financing to investments borrowed with the controlling shareholder, therefore subject to exchange variation (R$ 19,956 thousand position in this quarter, against R$ 4,085 thousand negative in the same period of the previous year).

The income of the quarter also includes the amortization of agio, originated from the incorporation of a company of the group, occurred in 1999, whose amounts summed in this quarter R$ 5,328 thousand, identical to the amount registered in the same quarter of the previous year.

The operational profit in the quarter before the financial income and the amortization of agio summed R$ 11,976 thousand, with growth of 59.8% in relation to the same period in the previous year, of R$ 7,495 thousand. We had also favorable growth in the gross generation of cash (EBITDA), summing R$ 18,870 thousand, 40.1% above the R$ 13,472 in the same period of the previous year.

Due to the results above, the income of the quarter was R$ 20,053 thousand positive, against R$ 12,965 negative in the same quarter of the previous year.

17.01 – SPECIAL REVIEW'S REPORT

To
The Board of Directors and the Shareholders of
Lojas Renner S.A.
Porto Alegre – State of Rio Grande do Sul

We have conducted a special review of the quarterly information (ITR) of Lojas Renner S.A., related to the quarter and nine-month period ended as of September 30, 2004, comprising the balance sheet, the statements of income, the performance report and relevant information, drawn up under the accounting practices adopted in Brazil. This quarterly information has been drawn up under the responsibility of the administration of the company

Our review was conducted in accordance with the specific rules set forth by IBRACON – Brazilian Independent Auditors' Institute, in conjunction with the Federal Accounting Council, and comprised: (a) inquiry and discussion with the administrators in charge for the accounting, financial and operational areas of the Company, concerning the main credits adopted in the drawing up of the quarterly information; and (b) review of the information and subsequent events that have or may have relevant effects to the financial status and to the operations of the Company.

Based on our special review we are not aware of any relevant modification that should be made to the quarterly information mentioned above, so that such information can comply with the accounting practices adopted in Brazil and compatible with the rules issued by the Brazilian Securities Commission, specifically applicable to the drawing up of the obligatory quarterly information.

November 8, 2004

KPMG Auditores Independentes
CRC SP014428/F – RS

Wladimir Omiechuk
Accountant CRC RS041241/0-2

01.01 - IDENTIFICATION

1 - CODE CVM	2 - CORPORATE NAME	3 - CNPJ
00813-3	**LOJAS RENNER SA**	**92.754.738/0001-62**

TABLE OF CONTENT

01.01 - IDENTIFICATION

1 – CODE CVM	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62
4 – NIRE		
43300004848		

01.02 – MAIN OFFICE

1 – FULL ADDRESS			2 – DISTRICT OR NEIGHBORHOOD	
AV. ASSIS BRASIL, 944			PASSO D'AREIA	
3 – ZIP CODE	4 – CITY			5 – STATE
91010-000	PORTO ALEGRE			RS
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
51	3361-5090	3361-7149	3361-7150	
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
51	3345-1481	3361-7161	-	
15 – E-MAIL				
dir@lojasrenner.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for Correspondence with the Company)

1 – NAME				
José Carlos Hruby				
2 – FULL ADDRESS			3 – DISTRICT OR NEIGHBORHOOD	
Av. Assis Brasil, 944			Passo D'Areia	
4 – ZIP CODE	4 – CITY			6 – STATE
91010-000	Porto Alegre			RS
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
51	3361-5090	3361-7149	3361-7150	
12 – AREA CODE	13 – FAX	14 – FAX	15 – FAX	
51	3345-1481	3361-7161	-	
16 – E-MAIL				
hruby@lojasrenner.com.br				

01.04 – REFERENCE / AUDITOR

YEAR IN COURSE		CURRENT QUARTER			PREVIOUS QUARTER		
1 – BEGIN.	2 – TERM.	3 – NUMBER	4 – BEGIN.	5 – TERM.	6 – NUMBER	7 – BEGIN.	8 – TERM.
01/01/2004	12/31/2004	2	04/01/2004	06/30/2004	1	01/01/2004	03/31/2004

9 – NAME/CORPORATE NAME OF THE AUDITOR	10 – CVM CODE
KPMG Auditores Independentes	00418-9
11 – NAME OF THE TECHNICAL RESPONSIBLE	12 – CPF OF THE TECH. RESP.
Wladimir Omiechuk	315.757.570-87

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

01.05 – CAPITAL STOCK COMPOSITION

Number of Shares (Thousand)	1 - Current Quarter 06/30/2004	2 – Previous Quarter 03/31/2004	3 – EQUAL QUARTER EX. PREVIOUS 06/30/2003
Paid-in Capital			
1 – Common	1,476,533	1,476,533	1,476,533
2 – Preferred	2,323,111	2,323,111	2,323,111
3 – Total	3,799,644	3,799,644	3,799,644
In the Treasury Department			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY **Trade Company, Industrial Company, and Others**
2 – TYPE OF SITUATION **Operational**
3 – NATURE OF THE SHAREHOLDING CONTROL **Private National**
4 – CODE OF ACTIVITY **119 – Trade (Retail and Wholesale)**
5 – MAIN ACTIVITY **Retail trading of clothes in general (Department Store)**
6 – TYPE OF CONSOLIDATE **Not Presented**
7 – TYPE OF AUDITORS' REPORT **Without restrictions**

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 - PROVISIONS IN CASH RESOLVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – PROVISION	5 - BEG. OF PAYMENT	6 – TYPE OF ACTION	7 - AMOUNT OF PROVISION PER ACTION

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

01.09 – CAPITAL STOCK SUBSCRIBED AND ALTERATIONS TO THE FISCAL YEAR IN COURSE

1 – ITEM	2 – DATE OF ALTERATION	3 – AMOUNT OF THE CAPITAL STOCK (Thousand Reais)	4 – AMOUNT OF THE ALTERATION (Thousand Reais)	5 – ORIGIN OF THE ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousand)	8 – PRICE OF SHARE UPON ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
08/10/2004	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.01 – BALANCE SHEET OF ASSETS (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2004	4 – 03/30/2004
1	Total Assets	622,364	609,638
1.01	Current Assets	430,085	412,264
1.01.01	Cash	97,531	87,029
1.01.01.01	Cash in Hands	6,904	6,242
1.01.01.02	Banks	7,839	9,843
1.01.01.03	Applications of Immediate Liquidity	82,788	70,944
1.01.02	Credits	228,551	216,735
1.01.02.01	Accounts Receivable from Customers	247,961	232,671
1.01.02.02	Provision for Credit of Doubtful Liquidity	(19,410)	(15,936)
1.01.03	Stocks	67,445	75,817
1.01.03.01	Stocks of Goods	66,331	74,879
1.01.03.02	Stocks of Consumable Materials	1,114	938
1.01.04	Others	36,558	32,683
1.01.04.01	Other Credits	4,105	5,187
1.01.04.02	Taxes Recoverable	7,836	7,218
1.01.04.03	Income Tax Differed	17,607	14,323
1.01.04.04	Social Contribution Differed	6,339	5,303
1.01.04.05	Early Expenses	671	652
1.02	Long Term Realizable Asset	27,213	27,144
1.02.01	Other Credits	0	0
1.02.02	Credits with Linked Persons	113	19
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Controlled Companies	1	1
1.02.02.03	With Other Linked Persons	112	18
1.02.03	Others	27,100	27,125
1.02.03.01	Judicial Deposits	19,891	18,873
1.02.03.02	Income Tax Differed	5,193	6,068
1.02.03.03	Social Contribution Differed	2,016	2,184
1.03	Permanent Assets	165,066	170,230
1.03.01	Investments	77	77
1.03.01.01	Participations in Affiliates	0	0
1.03.01.02	Participations in Controlled Companies	14	14
1.03.01.03	Other Investments	63	63
1.03.02	Fixed Assets	151,584	151,420
1.03.03	Differed	13,405	18,733

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.02 – BALANCE SHEET OF LIABILITIES (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2004	4 – 03/31/2004
2	Total Liabilities	622,364	609,638
2.01	Current Liabilities	275,908	280,354
2.01.01	Loans and Financings	63,419	97,759
2.01.02	Debentures	0	0
2.01.03	Suppliers	114,477	105,777
2.01.04	Taxes, Fees and Contributions	23,883	10,165
2.01.04.01	Taxes on Sales	17,125	6,450
2.01.04.02	Social Charges	2,767	2,389
2.01.04.03	Other Taxes Receivable	555	391
2.01.04.04	Taxes in Installments	1,049	935
2.01.04.05	Provision on Income Tax and Social Cont.	2,387	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	40,790	39,332
2.01.06.01	Provisions to Vacation	5,746	5,523
2.01.06.02	Provision to 13th Salary	2,400	1,275
2.01.06.03	Provision to Charges w/o Vacation and 13th Salary	2,875	2,400
2.01.06.04	Fiscal Contingencies	29,945	25,829
2.01.06.05	Provision to Labor Indemnities	2,004	1,902
2.01.06.06	Provision to Civil Contingencies	2,820	2,403
2.01.07	Debts with Linked Persons	0	0
2.01.08	Others	33,339	27,321
2.01.08.01	Rentals	13,272	12,372
2.01.08.02	Obligations with Customers	2,650	2,205
2.01.08.03	Other Obligations	11,536	6,478
2.01.08.04	Salaries Payable	5,881	6,266
2.02	Long Term Liabilities	255,720	240,002
2.02.01	Loans and Financings	248,600	232,688
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Linked Persons	0	0
2.02.05	Others	7,120	7,314
2.02.05.01	Taxes in Installments	7,120	7,314
2.03	Incomes of Future Years	0	0
2.05	Owner's Equity	90,736	89,282
2.05.01	Capital Stock Realized	55,000	55,000
2.05.02	Capital Reserves	106,660	106,660
2.05.02.01	Agio Reserves	106,660	106,660
2.05.03	Reevaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled Companies / Affiliates	0	0
2.05.04	Reserve of Profit	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.02 – BALANCE SHEET OF LIABILITIES (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2004	4 – 03/31/2004
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	To Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special to Dividends Not Distributed	0	0
2.05.04.07	Other Reserves of Profit	0	0
2.05.05	Accumulated Profits / Losses	(70,924)	(72,378)

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

03.01 – STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2004 to 06/30/2004	4 – 01/01/2004 to 06/30/2004	5 – 04/01/2003 to 06/30/2003	6 – 01/01/2003 to 06/30/2003
3.01	Gross Revenue of Sales and/or Services	326,148	556,425	257,735	442,442
3.02	Deductions from the Gross Revenue	(86,679)	(140,603)	(56,618)	(94,099)
3.03	Net Revenue of Sales and/or Services	239,469	415,822	201,117	348,343
3.04	Cost of Goods and/or Services Sold	(129,428)	(221,055)	(111,234)	(191,056)
3.05	Gross Income	110,041	194,767	89,883	157,287
3.06	Operational Expenses / Revenues	(108,757)	(196,520)	(46,140)	(110,401)
3.06.01	With Sales	(72,835)	(130,722)	(59,220)	(108,830)
3.06.02	General and Administrative	(18,617)	(34,493)	(18,484)	(33,312)
3.06.02.01	General Expenses	(18,396)	(34,052)	(18,291)	(32,932)
3.06.02.02	Remuneration of the Administrators	(221)	(441)	(193)	(380)
3.06.03	Financial	(17,729)	(26,821)	34,604	39,853
3.06.03.01	Financial Revenues	18,294	32,513	16,659	24,991
3.06.03.02	Financial Expenses	(36,023)	(59,334)	17,945	14,862
3.06.04	Other Operational Revenues	13,327	23,085	10,941	19,504
3.06.05	Other Operational Expenses	(12,903)	(27,569)	(13,981)	(27,616)
3.06.05.01	Tributary Expenses	(813)	(3,642)	(2,983)	(5,810)
3.06.05.02	Amortization of Agio	(5,328)	(10,656)	(5,328)	(10,656)
3.06.05.03	Depreciations	(6,762)	(13,271)	(5,670)	(11,150)
3.06.06	Result of the Patrimonial Equivalence	0	0	0	0
3.07	Operational Income	1,284	(1,753)	43,743	46,886
3.08	Non-Operational Income	29	1,779	64	73
3.08.01	Revenues	28	1,831	96	394
3.08.02	Expenses	1	(52)	(32)	(321)
3.09	Income Before Taxation / Participation	1,313	26	43,807	46,959
3.10	Provision for Income Tax and Social Contr.	(2,387)	(2,387)	0	0
3.11	Income Tax Differed	3,284	(2,027)	2,876	(1,866)
3.11.01	Income Tax Differed	2,413	(1,492)	2,115	(1,372)

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

03.01 – STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 04/01/2004 to 06/30/2004	4 – 01/01/2004 to 06/30/2004	5 – 04/01/2003 to 06/30/2003	6 – 01/01/2003 to 06/30/2003
3.11.02	Social Contribution Differed	871	(535)	761	(494)
3.12	Statutory Participations / Contributions	(756)	(756)	0	0
3.12.01	Participations	(756)	(756)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0
3.15	Profit / Loss in the Year	1,454	(5,144)	46,683	45,093
	NUMBER SHARES, EX-TREASURY (Thou)	3,799,644	3,799,644	3,799,644	3,799,644
	PROFIT PER SHARE	0.00038		0.01229	0.01187
	LOSS PER SHARE		(0.00135)		

04.01 – NOTES

1 Operational Context

The Company has as main activity the trading in the retail market of clothing, sports-related goods, and other products of department stores, the import of goods, and the shareholding/quotaholding interest in the capital stock of other companies.

2 Presentation of the financial statements

The quarterly information have been drawn up based on the accounting principles set forth by the Brazilian corporate law and by the norms of the Securities Commission.

The information related to the income of the quarter ended as of June 30, 2004 are presented in comparison with the information of the second quarter of 2003, pursuant to the balances verified by the corporate law.

The patrimonial accounts are also being presented in terms of comparison, as set forth by the corporate law.

3 Description of the main accounting practices

a. Net income computation

The net income of the operations is verified in accordance with the accounting system of competence of the year.

The revenue of sales of goods is recognized in the income when all risks and benefits inherent to the good are transferred to the purchaser. A revenue is not recognized if there is a significant uncertainty in its realization.

b. Accounting estimates

The accounting estimates have been based on objective and subjective factors, based on the judgment of the administration for determining the amount adequate to be registered in the financial statements. Significant items subject to these estimates and premises include the residual amount of the fixed assets, provision for doubtful debtors, stocks, active differed income tax and provision to contingencies. The liquidation of the transactions involving these estimates can result diverging amounts due to inaccuracies inherent to the process for its determination. The Company revises the estimates and premises at least on a quarterly basis.

c. Foreign currency

The monetary liabilities denominated in foreign currencies have been exchanged into Reais according to the exchange rate on the date of closing of the balance sheet. Differences resulting from the exchange of currency have been recognized in the statement of income.

04.01 – NOTES

d. *Cash*

It comprises the balance in cash, bank deposits, and financial applications of immediate liquidity.

e. *Financial Applications*

Registered at the cost, plus earnings verified until the date of the balance sheet, not surpassing the market price.

f. *Provision to doubtful debtors*

The provision to doubtful debtors has been constituted in amount considered sufficient by the administration to cover eventual losses in the realization of the credits.

g. *Stocks*

Evaluated at the average cost of acquisition that does not exceed the market price.

h. *Other current assets and long term assets*

They are presented to the net amount of realization.

i. *Fixed assets*

Registered at the cost of acquisition, formation or construction, deducted from the provision for the devaluation of the fixed assets of the stores to be restructured, as of the plan of the administration, based on the forecast of economic income of the stores. The depreciation is calculated by the linear method at the that take into account the time of useful life of the goods.

j. *Differed*

Related to the agio originated in the incorporation mentioned in note no. 4, being amortized pursuant to the forecast of future results that justifies it.

k. *Rights and obligations*

Updated pursuant to the exchange rate and financial charges, under the terms of the agreements in force, in order to reflect the amounts incurred until the date of the balance sheet.

l. *Current liabilities and long term liabilities*

Demonstrated by the amounts known or calculable, plus the corresponding charges, monetary and exchange variations, when applicable, incurred until the date of the balance sheets.

m. *Provisions*

A provision is recognized in the balance sheet when the Company has an obligation that is legal or constituted as the result of a event in the past, and is likely that an economic

resource is acquired to settle the obligation. The provisions are registered based on the best estimates of risk involved.

n. *Interest on loans*

The interest on loans and financings are appropriated in accordance with the period of time in the loan agreement based on the effective interest rate.

o. *Financial income*

The financial income comprises the interest on loans, net of the interest receivable on financial investments, active and passive exchange variation, and losses and earnings with financial instruments, which are recognized in the income.

The revenue of interest is recognized in the income upon the effective earning of the assets pursuant to the system of competence.

p. *Income tax and social contribution*

The income tax and social contribution, current and differed, are calculated based on the effective aliquots of the income tax and social contribution over the net profit, and consider the compensation of the fiscal losses and negative basis of social contribution, limited to 30% of the real profit.

The active differed taxes resulting from fiscal loss, negative basis of social contribution and temporary differences have been constituted in accordance with Instruction CVM no. 371, dated June 27, 2002, and took into account the history of future profitability, expectancy of generation of future taxable profits based on technical feasibility study, approved by the administration.

q. *Adjustments as of present amount*

The pre-fixed purchase and sales operations have been brought to their present amount on the date of the transactions, considering their terms, and based on the internal rates to customers and by the daily average rate disclosed by the ANBID to suppliers.

4 Differed

	06/30/2004	**03/31/2004**
Agio originated in the incorporation	106,558	106,558
Amortization accumulated	(93,153)	(87,825)
	13,405	18,733

The agio has been calculated upon the acquisition of Lojas Renner S.A. by the company now incorporated, JC Penney Brasil Investimentos Ltda, and has as economic grounding the perspective of future profitability, in accordance with the report issued by an independent company, and it is being amortized pursuant to the incomes forecasted, not exceeding the fiscal limits.

04.01 - NOTES

5 Loans and financings

Current Liabilities

	06/30/2004	03/31/2004
National currency:		
Bank loans	63,419	97,759

Average net charges corresponding to 104.82% of the CDI (105.34% as of 03/31/2004) with final term of up to 180 days, ensured by Promissory Notes issued by the Company.

Long Term Liabilities

	06/30/2004	03/31/2004
Foreign currency:		
Financings of US$ 80 million	248,600	232,688

Charges corresponding to the variation of the Libor plus interest at 3% p.a., obtained from the controlling shareholder. The charges are paid on a quarterly basis, and the amortization of the principal will occur from 2006 to 2009, at the ratio of 25% per year.

6 Provision to Contingencies

The Company is party in lawsuits and administrative proceedings before various courts and government agencies, as the result of the ordinary course of operations involving tributary and labor issues, civil aspects, and others issues.

The administration, based on information of its legal advisors and on the analysis of the pending legal demands, and in relation to labor issues, based on the previous experiences concerning the amounts claimed, has constituted a provision in amount considered sufficient to cover eventual losses with the actions in course, as follows:

	06/30/2004	03/31/2004
Income Tax (a)	7,984	11,883
PIS (b)	473	467
ICMS (c)	13,611	10,942
Labor (d)	2,004	1,902
Other taxes and federal contributions (e)	2,877	2,537
Civil (f)	2,820	2,403
	29,769	30,134

a) The Company is discussing with the Taxpayers' Council the record of entry resulting from the gloss of adjustment in the basis of the real profit, as an adjustment at present amount and monetary correction of balance.

04.01 – NOTES

b) The Company had favorable decision for the application of Law 07/70 in detriment of the decrees 2445 and 2449/88. Realization of the respective credit, with PIS and COFINS, which is being contested by the Federal Union. On 07.31.2003, the Company chose to include the amounts related to the proceedings of COFINS in the Special Division instituted by Law 10.684/2003.

c) Refer especially to the questioning of the application of Supplementary Law 102/2000 in relation to the ICMS credit in the consumption of electricity, telecommunications and acquisitions of fixed assets. This amount also includes a questioning made by the fiscal authority by means of record of entry of ICMS credit in the devolutions of goods from the customers, as well as of ICMS credit of acquisitions of fixed assets used in reformations and other items classified by the fiscal authorities as not essential to the activity.

d) The losses in labor suits are estimated pursuant to the history of payment of these indemnities.

e) Various proceedings, comprising issues such as social security contributions, severance indemnity fund and application of official fine in spontaneous payment of debts, whose losses are estimated by our legal advisors pursuant to the same criteria used to the other items pointed out herein.

f) The losses with civil proceedings are estimated pursuant to the history of payment of these indemnities.

7 Capital Stock

The authorized capital stock, as of the By-Laws of the company, is of 8,000,000,000 (eight billion) shares, 2,871,062,280 (two billion, eight hundred seventy-one million, sixty-two thousand, two hundred eighty) of which are common shares and 5,128,937,720 (five billion, one hundred twenty-eight million, nine hundred thirty-seven thousand, seven hundred twenty) are preferred shares, all without nominal value.

On June 30, 2004, the capital stock subscribed and paid-in is represented by 3,799,644,241 nominative shares, considering that 1,476,533,447 are common and 2,323,110,794 are preferred. Preferred shares are not entitled to vote, being permitted to participate in the dividend to be distributed, corresponding to at least 25% of the net profit in the year, calculated as of Article 202 of the Corporations Act, pursuant to the following criterion: (a) priority in the receipt of the dividends mentioned, corresponding to at least 3% of the amount of the owner's equity of the share and (b) right to participate in the profits distributed in equality of condition with the common shares, after having ensured thereto the dividend equal to the minimum priority set forth by item (a), as of item I of paragraph 1 of Article 17 of Law 6.404/76, amended by Law no. 10.303/01.

8 Payment of Taxes in Installments

Law 10.684, published on May 30, 2003, establishes, among other things, the terms applicable to Special Payment in Installments – PAES, destined to promote the division into installments of debts before the Internal Revenue Service, before the National Treasury Department, and before the National Institute of Social Security, constituted or not, registered or not as Active Debt, even in stage of fiscal execution already determined, or that have been object of prior division into installments, not fully paid, even if cancelled due to non-payment. The Company has chosen to include in such division, as of July 31, 2003, debts whose subject matters were object of judicial discussion.

04.01 – NOTES

During the second quarter the Company has amortized R$ 224 in relation to the PAES, presenting a debit balance of R$ 8,023 at the end of the period.

The Company has also debts included in the Fiscal Recovery Program – REFIS, having amortized in such period R$ 40, presenting a debit balance of R$ 147 at the end of the quarter.

9 Financial Instruments

(a) General considerations

The use of instruments and operations with derivatives involving interest rates has as objective the protection of the income of the short term passive operations of the Company, avoiding the assumption of positions exposed to exchange flows. The administration has assessed that there is no concentration by the other party, considering that the operations are carried out with renowned banks.

The Company and its controlled companies do not apply in derivatives or any other assets of risk on a speculative basis.

(b) Market price of the financial instruments

The amounts of the active and passive financial instruments as of June 30, 2004 and March 31, 2004 are registered in the respective patrimonial accounts. The assets reflect the market, or cost, price that do not exceed the market price. The financial liabilities include contractual charges, thus reflecting the market prices.

The financial applications are represented by short term applications, demonstrated at the cost plus the proportional earnings contracted, thus already reflecting the market price.

Aiming the exchange of the financial charges of part of the loans in foreign currency, the Company has contracted swap operations, fixating such charges to the CDI variation, which reflects the market price. The Company does not expect to incur losses in these operations, and the incomes already incurred are duly registered in the financial statements.

(c) Concentration of credit risk

The sales into installments of the Company are pulverized in a large number of customers. The Company administers the credit risk through a complex process of credit analysis and concession, further counting on a collection structure duly equipped with processes and systems pertinent to the management of accounts receivable.

The credits of doubtful liquidation are duly covered by a provision in amount sufficient to cover eventual losses in the respective realization thereof.

04.01 – NOTES

10 Related Parties

The main balances of assets and liabilities as of June 30, 2004, as well as transactions that influenced the income in the period in relation to operations with related parties, result from transactions carried out under contractual and usual market conditions to the respective types of operations, being summarized as follows:

	Controller	Controlled	Affiliates				
	JC Penney Brasil Comercial Ltda.	Renner Adm. Cartões de Crédito Ltda.	Dromegon Particip. Ltda.	JC Penney Inc.	JC Penney Purchasing Corporation	TOTAL	TOTAL
						06/30/2004	03/31/2004
Assets							
Investments	-	14	-	-	-	14	14
Joint checking account	112	1	-	-	-	113	19
Liabilities							
Long term financing	-	-	-	248,600	-	248,600	232,688
Rentals payable	-	-	7,001	-	-	7,001	6,517
						2nd quarter/04	2nd quarter/04
Transactions in the quarter							
Expenses w/ rentals	-	-	559	-	-	559	436
Net financial expenses	-	-	-	18,449	-	18,449	(35,993)
Imports	-	-	-	-	152	152	1,208

11 Insurance Coverage

The company holds insurance policies with the main insurance companies in the country, all defined according to instructions from specialists and taking into account the nature and the risk level involved. As of June 30, 2004, the Company counted on insurance against fire and various risks to the fixed assets and stocks, at amounts deemed sufficient to cover eventual losses.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

The second quarter is traditionally one of the best quarters to our field of activity, since it comprises one of the main dated to the Brazilian retail market, the Mother's day in May, and the beginning of the months of low temperatures. In this period, we reach a Net Revenue of R$ 239.469 thousand, with growth of 19.07% over the same quarter of the previous year. This performance behaved in different ways in the regions in which the company is present, as the result of the consolidation process faced by our Company in the new markets, as well as of the economic situation of each State.

In this period, although the economy of the country has presented signs of recovery in the main indicators, the maintenance of the tax burden at high levels, as well as of the interest rate, are factors that recommend precaution, for they are not favorable to the consumption. In the comparison with the same period of the previous year, there is still a scenario of decrease of the acquisition power of the workers (June/03 – June/04 at – 0.5%, according to the IBGE), which makes it difficult a more strong retake of the retail sector of fabrics, clothes and shoes, as demonstrated by the data of the Monthly Trade Research of IBGE (drop of – 0.02% as of June/03 to May/05, according to IBGE).

In this scenario, we have intensified our efforts towards improvements in the trade process, focusing on the planning of collections, in the agility in the reposition of goods, in the stock controls, which, among other measures, has allowed an improvement in the gross margin of 45.9% in this quarter, against 44.7% in the same quarter of the previous year.

Despite different inflationary pressures, we were able to reduce the commitment of the gross revenue with expenses with general and administrative sales, having reached 38.2% against 38.7% in the same quarter of the previous year, which confirms that our constant efforts in the control and rationalization of expenses has brought positive results.

The fixed investments in the period summed R$ 6,926 thousand, mainly applied in the renovation of the facilities, in the update of equipment and technology systems, and in the preparation to the opening of new stores. As a result of the constant investments, the expenses of depreciation summed R$ 6,762 thousand, against R$ 5,670 thousand in the same quarter of the previous year.

The negative net financial income of R$ 17,729 thousand (R$ 34,604 thousand positive in the same period of the previous year) has been strongly influenced by the update of the long term financing to investments of the Company, which has been borrowed with the controlling shareholder. The passive exchange variation related to this financing, not representative of cash disbursement, almost in its totality, summed R$ 15,955 thousand.

The income of the quarter does not include the amortization of agio, originated from the incorporation of a company of the group, occurred in 1999, whose amounts summed in this quarter R$ 5,328 thousand, identical to the amount registered in the same quarter of the previous year.

17.01 – SPECIAL REVIEW'S REPORT – WITHOUT RESTRICTIONS

To
The Board of Directors and the Shareholders of
Lojas Renner S.A.
Porto Alegre – State of Rio Grande do Sul

We have conducted a special review of the quarterly information (ITR) of Lojas Renner S.A., related to the quarter and six-month period ended as of June 30, 2004, comprising the balance sheet, the statements of income, the performance report and relevant information, drawn up under the accounting practices adopted in Brazil. This quarterly information have been drawn up under the responsibility of the administration of the company

Our review was conducted in accordance with the specific rules set forth by IBRACON – Brazilian Independent Auditors' Institute, in conjunction with the Federal Accounting Council, and comprised: (a) inquiry and discussion with the administrators in charge for the accounting, financial and operational areas of the Company, concerning the main credits adopted in the drawing up of the quarterly information; and (b) review of the information and subsequent events that have or may have relevant effects to the financial status and to the operations of the Company.

Based on our special review we are not aware of any relevant modification that should be made to the quarterly information mentioned above, so that such information can comply with the accounting practices adopted in Brazil and compatible with the rules issued by the Brazilian Securities Commission, specifically applicable to the drawing up of the obligatory quarterly information.

August 10, 2004

KPMG Auditores Independentes
CRC SP014428/F – RS

Wladimir Omiechuk
Accountant CRC RS041241/0-2

01.01 - IDENTIFICATION

1 – CODE CVM	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

TABLE OF CONTENT

THE REGISTRY WITH THE CVM DOES NOT IMPLY ANY APPRECIATION IN RELATION TO THE COMPANY, ITS ADMINISTRATORS BEING HELD RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION DISCLOSED.

01.01 - IDENTIFICATION

1 – CODE CVM	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62
4 – NIRE		
43300004848		

01.02 – MAIN OFFICE

1 – FULL ADDRESS			2 – DISTRICT OR NEIGHBORHOOD	
AV. ASSIS BRASIL, 944			PASSO D'AREIA	
3 – ZIP CODE	4 – CITY			5 – STATE
91010-000	PORTO ALEGRE			RS
6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
51	3361-5090	3361-7149	3361-7150	
11 – AREA CODE	12 – FAX	13 – FAX	14 – FAX	
51	3345-1481	3361-7161	-	
15 – E-MAIL				
dir@lojasrenner.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Address for Correspondence with the Company)

1 – NAME				
José Carlos Hruby				
2 – FULL ADDRESS			3 – DISTRICT OR NEIGHBORHOOD	
Av. Assis Brasil, 944			Passo D'Areia	
4 – ZIP CODE	4 – CITY			6 – STATE
91010-000	Porto Alegre			RS
7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
51	3361-5090	3361-7149	3361-7150	
12 – AREA CODE	13 – FAX	14 – FAX	15 – FAX	
51	3345-1481	3361-7161	-	
16 – E-MAIL				
hruby@lojasrenner.com.br				

01.04 – REFERENCE / AUDITOR

YEAR IN COURSE		CURRENT QUARTER			PREVIOUS QUARTER		
1 – BEGIN.	2 – TERM.	3 – NUMBER	4 – BEGIN.	5 – TERM.	6 – NUMBER	7 – BEGIN.	8 – TERM.
01/01/2004	12/31/2004	1	01/01/2004	03/31/2004	4	10/01/2003	12/31/2003
9 – NAME/CORPORATE NAME OF THE AUDITOR						10 – CVM CODE	
KPMG Auditores Independentes						00418-9	
11 – NAME OF THE TECHNICAL RESPONSIBLE						12 – CPF OF THE TECH. RESP.	
Wladimir Omiechuk						315.757.570-87	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

01.05 – CAPITAL STOCK COMPOSITION

Number of Shares (Thousand)	1 - Current Quarter 03/31/2004	2 – Previous Quarter 12/31/2003	3 – EQUAL QUARTER EX. PREVIOUS 03/31/2003
Paid-in Capital			
1 – Common	1,476,533	1,476,533	1,476,533
2 – Preferred	2,323,111	2,323,111	2,323,111
3 – Total	3,799,644	3,799,644	3,799,644
In the Treasury Department			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Trade Company, Industrial Company, and Others
2 – TYPE OF SITUATION
Operational
3 – NATURE OF THE SHAREHOLDING CONTROL
Private National
4 – CODE OF ACTIVITY
119 – Trade (Retail and Wholesale)
5 – MAIN ACTIVITY
Retail trading of clothes in general (Department Store)
6 – TYPE OF CONSOLIDATE
Not Presented
7 – TYPE OF AUDITORS' REPORT
Without restrictions

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 – PROVISIONS IN CASH RESOLVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – PROVISION	5 – BEG. OF PAYMENT	6 – TYPE OF ACTION	7 – AMOUNT OF PROVISION PER ACTION

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

01.09 – CAPITAL STOCK SUBSCRIBED AND ALTERATIONS TO THE FISCAL YEAR IN COURSE

1 – ITEM	2 – DATE OF ALTERATION	3 – AMOUNT OF THE CAPITAL STOCK (Thousand Reais)	4 – AMOUNT OF THE ALTERATION (Thousand Reais)	5 – ORIGIN OF THE ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousand)	8 – PRICE OF SHARE UPON ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
05/13/2004	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.01 – BALANCE SHEET OF ASSETS (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2004	4 – 12/31/2003
1	Total Assets	609,638	641,689
1.01	Current Assets	412,264	440,365
1.01.01	Cash	87,029	85,229
1.01.01.01	Cash in Hands	6,242	5,402
1.01.01.02	Banks	9,843	16,880
1.01.01.03	Applications of Immediate Liquidity	70,944	62,947
1.01.02	Credits	216,735	257,923
1.01.02.01	Accounts Receivable from Customers	232,671	273,423
1.01.02.02	Provision for Credit of Doubtful Liquidity	(15,936)	(15,500)
1.01.03	Stocks	75,817	61,054
1.01.03.01	Stocks of Goods	74,879	60,005
1.01.03.02	Stocks of Consumable Materials	938	1,049
1.01.04	Others	32,683	36,159
1.01.04.01	Other Credits	5,187	3,406
1.01.04.02	Taxes Recoverable	7,218	7,405
1.01.04.03	Income Tax Differed	14,323	18,228
1.01.04.04	Social Contribution Differed	5,303	6,709
1.01.04.05	Early Expenses	652	411
1.02	Long Term Realizable Asset	27,144	26,586
1.02.01	Other Credits	0	0
1.02.02	Credits with Linked Persons	19	19
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Controlled Companies	1	1
1.02.02.03	With Other Linked Persons	18	18
1.02.03	Others	27,125	26,567
1.02.03.01	Judicial Deposits	18,873	18,315
1.02.03.02	Income Tax Differed	6,068	6,068
1.02.03.03	Social Contribution Differed	2,184	2,184
1.03	Permanent Assets	170,230	174,738
1.03.01	Investments	77	76
1.03.01.01	Participations in Affiliates	0	0
1.03.01.02	Participations in Controlled Companies	14	14
1.03.01.03	Other Investments	63	62
1.03.02	Fixed Assets	151,420	150,601
1.03.03	Differed	18,733	24,061

00813-3 LOJAS RENNER SA **92.754.738/0001-62**

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.02 – BALANCE SHEET OF LIABILITIES (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2004	4 – 12/31/2003
2	Total Liabilities	609,638	641,689
2.01	Current Liabilities	280,354	307,296
2.01.01	Loans and Financings	97,759	51,439
2.01.02	Debentures	0	0
2.01.03	Suppliers	105,777	145,066
2.01.04	Taxes, Fees and Contributions	10,165	35,524
2.01.04.01	Taxes on Sales	6,450	26,667
2.01.04.02	Social Charges	2,389	3,880
2.01.04.03	Other Taxes Receivable	391	979
2.01.04.04	Taxes in Installments	935	935
2.01.04.05	Provision on Income Tax and Social Cont.	0	3,063
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	39,332	37,191
2.01.06.01	Provisions to Vacation	5,523	6,262
2.01.06.02	Provision to 13th Salary	1,275	0
2.01.06.03	Provision to Charges w/o Vacation and 13th Salary	2,400	2,211
2.01.06.04	Fiscal Contingencies	25,829	24,639
2.01.06.05	Provision to Labor Indemnities	1,902	1,821
2.01.06.06	Provision to Civil Contingencies	2,403	2,258
2.01.07	Debts with Linked Persons	0	0
2.01.08	Others	27,321	38,076
2.01.08.01	Rentals	12,372	13,814
2.01.08.02	Obligations with Customers	2,205	2,675
2.01.08.03	Other Obligations	6,478	11,694
2.01.08.04	Salaries Payable	6,266	9,893
2.02	Long Term Liabilities	240,002	238,513
2.02.01	Loans and Financings	232,688	231,136
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Linked Persons	0	0
2.02.05	Others	7,314	7,377
2.02.05.01	Taxes in Installments	7,314	7,377
2.03	Incomes of Future Years	0	0
2.05	Owner's Equity	89,282	95,880
2.05.01	Capital Stock Realized	55,000	55,000
2.05.02	Capital Reserves	106,660	106,660
2.05.02.01	Agio Reserves	106,660	106,660
2.05.03	Reevaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled Companies / Affiliates	0	0
2.05.04	Reserve of Profit	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

02.02 – BALANCE SHEET OF LIABILITIES (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2004	4 – 12/31/2003
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	To Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special to Dividends Not Distributed	0	0
2.05.04.07	Other Reserves of Profit	0	0
2.05.05	Accumulated Profits / Losses	(72,378)	(65,780)

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	**LOJAS RENNER SA**	**92.754.738/0001-62**

03.01 – STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2004 to 03/31/2004	4 – 01/01/2004 to 03/31/2004	5 – 01/01/2003 to 03/31/2003	6 – 01/01/2003 to 03/31/2003
3.01	Gross Revenue of Sales and/or Services	230,277	230,277	184,707	184,707
3.02	Deductions from the Gross Revenue	(53,925)	(53,925)	(37,481)	(37,481)
3.03	Net Revenue of Sales and/or Services	176,352	176,352	147,226	147,226
3.04	Cost of Goods and/or Services Sold	(91,627)	(91,627)	(79,822)	(79,822)
3.05	Gross Income	84,725	84,725	67,404	67,404
3.06	Operational Expenses / Revenues	(87,756)	(87,756)	(64,260)	(64,260)
3.06.01	With Sales	(57,887)	(57,887)	(49,610)	(49,610)
3.06.02	General and Administrative	(15,876)	(15,876)	(14,828)	(14,828)
3.06.02.01	General Expenses	(15,655)	(15,655)	(14,641)	(14,641)
3.06.02.02	Remuneration of the Administrators	(221)	(221)	(187)	(187)
3.06.03	Financial	(9,093)	(9,093)	5,249	5,249
3.06.03.01	Financial Revenues	14,218	14,218	8,332	8,332
3.06.03.02	Financial Expenses	(23,311)	(23,311)	(3,083)	(3,083)
3.06.04	Other Operational Revenues	9,759	9,759	8,563	8,563
3.06.05	Other Operational Expenses	(14,659)	(14,659)	(13,634)	(13,634)
3.06.05.01	Tributary Expenses	(2,822)	(2,822)	(2,827)	(2,827)
3.06.05.02	Amortization of Agio	(5,328)	(5,328)	(5,328)	(5,328)
3.06.05.03	Depreciations	(6,509)	(6,509)	(5,479)	(5,479)
3.06.06	Result of the Patrimonial Equivalence	0	0	0	0
3.07	Operational Income	(3,031)	(3,031)	3,144	3,144
3.08	Non-Operational Income	1,744	1,744	9	9
3.08.01	Revenues	1,804	1,804	298	298
3.08.02	Expenses	(60)	(60)	(289)	(289)
3.09	Income Before Taxation / Participation	(1,287)	(1,287)	3,153	3,153
3.10	Provision for Income Tax and Social Contr.	0	0	0	0
3.11	Income Tax Differed	(5,311)	(5,311)	(4,743)	(4,743)
3.11.01	Income Tax Differed	(3,905)	(3,905)	(3,487)	(3,487)

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

03.01 – STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2004 to 03/31/2004	4 – 01/01/2004 to 03/31/2004	5 – 01/01/2003 to 03/31/2003	6 – 01/01/2003 to 03/31/2003
3.11.02	Social Contribution Differed	(1,406)	(1,406)	(1,256)	(1,256)
3.12	Statutory Participations / Contributions	0	(756)	0	0
3.12.01	Participations	0	(756)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0
3.15	Profit / Loss in the Year	(6,598)	(6,598)	(1,590)	(1,590)
	NUMBER SHARES, EX-TREASURY (Thou)	3,799,644	3,799,644	3,799,644	3,799,644
	PROFIT PER SHARE				
	LOSS PER SHARE	(0.00174)	(0.00174)	(0.00042)	(0.00042)

04.01 - NOTES

(in thousand Reais)

1 Operational Context

The Company has as main activity the trading in the retail market of clothing, sports-related goods, and other products of department stores, the import of goods, and the shareholding/quotaholding interest in the capital stock of other companies.

2 Presentation of the financial statements

The quarterly information have been drawn up based on the accounting principles set forth by the Brazilian corporate law and by the norms of the Securities Commission.

The information related to the income of the quarter ended as of March 31, 2004 are presented in comparison with the information of the first quarter of 2003, pursuant to the balances verified by the corporate law.

The patrimonial accounts are also being presented in terms of comparison, as set forth by the corporate law.

3 Description of the main accounting practices

a. Net income computation

The net income of the operations is verified in accordance with the accounting system of competence of the year.

The revenue of sales of goods is recognized in the income when all risks and benefits inherent to the good are transferred to the purchaser. A revenue is not recognized if there is a significant uncertainty in its realization.

b. Accounting estimates

The accounting estimates have been based on objective and subjective factors, based on the judgment of the administration for determining the amount adequate to be registered in the financial statements. Significant items subject to these estimates and premises include the residual amount of the fixed assets, provision for doubtful debtors, stocks, active differed income tax and provision to contingencies. The liquidation of the transactions involving these estimates can result diverging amounts due to inaccuracies inherent to the process for its determination. The Company revises the estimates and premises at least on a quarterly basis.

04.01 - NOTES

c. *Foreign currency*

The monetary liabilities denominated in foreign currencies have been exchanged into Reais according to the exchange rate on the date of closing of the balance sheet. Differences resulting from the exchange of currency have been recognized in the statement of income.

d. *Cash*

It comprises the balance in cash, bank deposits, and financial applications of immediate liquidity.

e. *Financial Applications*

Registered at the cost, plus earnings verified until the date of the balance sheet, not surpassing the market price.

f. *Provision to doubtful debtors*

The provision to doubtful debtors has been constituted in amount considered sufficient by the administration to cover eventual losses in the realization of the credits.

g. *Stocks*

Evaluated at the average cost of acquisition that does not exceed the market price.

h. *Other current assets and long term assets*

They are presented to the net amount of realization.

i. *Fixed assets*

Registered at the cost of acquisition, formation or construction, deducted from the provision for the devaluation of the fixed assets of the stores to be restructured, as of the plan of the administration, based on the forecast of economic income of the stores. The depreciation is calculated by the linear method at the that take into account the time of useful life of the goods.

j. *Differed*

Related to the agio originated in the incorporation mentioned in note no. 4, being amortized pursuant to the forecast of future results that justifies it.

k. *Rights and obligations*

Updated pursuant to the exchange rate and financial charges, under the terms of the agreements in force, in order to reflect the amounts incurred until the date of the balance sheet.

04.01 - NOTES

l. Current liabilities and long term liabilities

Demonstrated by the amounts known or calculable, plus the corresponding charges, monetary and exchange variations, when applicable, incurred until the date of the balance sheets.

m. Provisions

A provision is recognized in the balance sheet when the Company has an obligation that is legal or constituted as the result of a event in the past, and is likely that an economic resource is acquired to settle the obligation. The provisions are registered based on the best estimates of risk involved.

n. Interest on loans

The interest on loans and financings are appropriated in accordance with the period of time in the loan agreement based on the effective interest rate.

o. Financial income

The financial income comprises the interest on loans, net of the interest receivable on financial investments, active and passive exchange variation, and losses and earnings with financial instruments, which are recognized in the income.

The revenue of interest is recognized in the income upon the effective earning of the assets pursuant to the system of competence.

p. Income tax and social contribution

The income tax and social contribution, current and differed, are calculated based on the effective aliquots of the income tax and social contribution over the net profit, and consider the compensation of the fiscal losses and negative basis of social contribution, limited to 30% of the real profit.

The active differed taxes resulting from fiscal loss, negative basis of social contribution and temporary differences have been constituted in accordance with Instruction CVM no. 371, dated June 27, 2002, and took into account the history of future profitability, expectancy of generation of future taxable profits based on technical feasibility study, approved by the administration.

q. Adjustments as of present amount

The pre-fixed purchase and sales operations have been brought to their present amount on the date of the transactions, considering their terms, and based on the internal rates to customers and by the daily average rate disclosed by the ANBID to suppliers.

4 Differed

	March/2004	December/2003
Agio originated in the incorporation	106,558	106,558
Amortization accumulated	(87,825)	(82,497)
	18,733	24,061

The agio has been calculated upon the acquisition of Lojas Renner S.A. by the company now incorporated, JC Penney Brasil Investimentos Ltda, and has as economic grounding the perspective of future profitability, in accordance with the report issued by an independent company, and it is being amortized pursuant to the incomes forecasted, not exceeding the fiscal limits.

5 Loans and financings

Current Liabilities

	March/2004	December/2003
National currency:		
Bank loans	97,759	51,439

Average net charges corresponding to 105.34% of the CDI (105.25% as of December/2004) with final term of up to 180 days, ensured by Promissory Notes issued by the Company.

Long Term Liabilities

	March/2004	December/2003
Foreign currency:		
Financings of US$ 80 million	232,688	231,136

Charges corresponding to the variation of the Libor plus interest at 3% p.a., obtained from the controlling shareholder. The charges are paid on a quarterly basis, and the amortization of the principal will occur from 2006 to 2009, at the ratio of 25% per year.

6 Provision to Contingencies

The Company is party in lawsuits and administrative proceedings before various courts and government agencies, as the result of the ordinary course of operations involving tributary and labor issues, civil aspects, and others issues.

The administration, based on information of its legal advisors and on the analysis of the pending legal demands, and in relation to labor issues, based on the previous experiences concerning the amounts claimed, has constituted a provision in amount considered sufficient to cover eventual losses with the actions in course, as follows:

	March/2004	December/2003
Income Tax (a)	11,883	11,708
PIS (b)	467	471
ICMS (c)	10,942	10,101
Labor (d)	1,902	1,821
Other taxes and federal contributions (e)	2,537	2,359
Civil (f)	2,403	2,258
	30,134	28,718

a) The Company is discussing with the Taxpayers' Council the record of entry resulting from the gloss of adjustment in the basis of the real profit, as an adjustment at present amount and monetary correction of balance.

b) The Company had favorable decision for the application of Law 07/70 in detriment of the decrees 2445 and 2449/88. Realization of the respective credit, with PIS and COFINS, which is being contested by the Federal Union. On 07.31.2003, the Company chose to include the amounts related to the proceedings of COFINS in the Special Division instituted by Law 10.684/2003.

c) Refer especially to the questioning of the application of Supplementary Law 102/2000 in relation to the ICMS credit in the consumption of electricity, telecommunications and acquisitions of fixed assets. This amount also includes a questioning made by the fiscal authority by means of record of entry of ICMS credit in the devolutions of goods from the customers, as well as of ICMS credit of acquisitions of fixed assets used in reformations and other items classified by the fiscal authorities as not essential to the activity.

d) The losses in labor suits are estimated pursuant to the history of payment of these indemnities.

e) Various proceedings, comprising issues such as social security contributions, severance indemnity fund and application of official fine in spontaneous payment of debts, whose losses are estimated by our legal advisors pursuant to the same criteria used to the other items pointed out herein.

f) The losses with civil proceedings are estimated pursuant to the history of payment of these indemnities.

7 Capital Stock

The authorized capital stock, as of the By-Laws of the company, is of 8,000,000,000 (eight billion) shares, 2,871,062,280 (two billion, eight hundred seventy-one million, sixty-two thousand, two hundred eighty) of which are common shares and 5,128,937,720 (five billion, one hundred twenty-eight million, nine hundred thirty-seven thousand, seven hundred twenty) are preferred shares, all without nominal value.

On March 31, 2004, the capital stock subscribed and paid-in is represented by 3,799,644,241 nominative shares, considering that 1,476,533,447 are common and 2,323,110,794 are preferred. Preferred shares are not entitled to vote, being permitted to participate in the dividend to be distributed, corresponding to at least 25% of the net profit in the year, calculated as of Article 202 of the Corporations Act, pursuant to the following criterion: (a) priority in the receipt of the dividends mentioned, corresponding to at least 3% of the amount of the owner's equity of the share and (b)

right to participate in the profits distributed in equality of condition with the common shares, after having ensured thereto the dividend equal to the minimum priority set forth by item (a), as of item I of paragraph 1 of Article 17 of Law 6.404/76, amended by Law no. 10.303/01.

8 Payment of Taxes in Installments

Law 10.684, published on May 30, 2003, establishes, among other things, the terms applicable to Special Payment in Installments – PAES, destined to promote the division into installments of debts before the Internal Revenue Service, before the National Treasury Department, and before the National Institute of Social Security, constituted or not, registered or not as Active Debt, even in stage of fiscal execution already determined, or that have been object of prior division into installments, not fully paid, even if cancelled due to non-payment. The Company has chosen to include in such division, as of July 31, 2003, debts whose subject matters were object of judicial discussion.

During the first quarter the Company has amortized R$ 219 in relation to the PAES, presenting a debit balance of R$ 8,065 at the end of the period.

The Company has also debts included in the Fiscal Recovery Program – REFIS, having amortized in such period R$ 40, presenting a debit balance of R$ 184 at the end of the quarter.

9 Financial Instruments

(a) General considerations

The use of instruments and operations with derivatives involving interest rates has as objective the protection of the income of the short term passive operations of the Company, avoiding the assumption of positions exposed to exchange flows. The administration has assessed that there is no concentration by the other party, considering that the operations are carried out with renowned banks.

The Company and its controlled companies do not apply in derivatives or any other assets of risk on a speculative basis.

(b) Market price of the financial instruments

The amounts of the active and passive financial instruments as of March 31, 2004 and December 31, 2003 are registered in the respective patrimonial accounts. The assets reflect the market, or cost, price that do not exceed the market price. The financial liabilities include contractual charges, thus reflecting the market prices.
The financial applications are represented by short term applications, demonstrated at the cost plus the proportional earnings contracted, thus already reflecting the market price.
Aiming the exchange of the financial charges of part of the loans in foreign currency, the Company has contracted swap operations, fixating such charges to the CDI variation, which reflects the market price. The Company does not expect to incur losses in these operations, and the incomes already incurred are duly registered in the financial statements.

(c) Concentration of credit risk

The sales into installments of the Company are pulverized in a large number of customers. The Company administers the credit risk through a complex process of credit analysis and concession, further counting on a collection structure duly equipped with processes and systems pertinent to the management of accounts receivable.

The credits of doubtful liquidation are duly covered by a provision in amount sufficient to cover eventual losses in the respective realization thereof.

10 Related Parties

The main balances of assets and liabilities as of March 31, 2004, as well as transactions that influenced the income in the period in relation to operations with related parties, result from transactions carried out under contractual and usual market conditions to the respective types of operations, being summarized as follows:

	Controller	Controlled	Affiliates				
	JC Penney Brasil Comercial Ltda.	Renner Adm. Cartões de Crédito Ltda.	Dromegon Particip. Ltda.	JC Penney Inc.	JC Penney Purchasing Corporation	TOTAL	TOTAL
						Mar/04	Dec/03
Assets							
Investments	-	14	-	-	-	14	14
Joint checking account	18	1	-	-	-	19	19
Liabilities							
Long term financing	-	-	-	232,688	-	232,688	231,136
Rentals payable	-	-	6,517	-	-	6,517	6,041
						Mar/04	Dec/03
Transactions in the quarter							
Expenses w/ rentals	-	-	559	-	-	559	436
Net financial expenses	-	-	-	3,952	-	3,952	(11,495)
Imports	-	-	-	-	1,157	1,157	-

11 Insurance Coverage

The company holds insurance policies with the main insurance companies in the country, all defined according to instructions from specialists and taking into account the nature and the risk level involved. As of March 31, 2004, the Company counted on insurance against fire and various risks to the fixed assets and stocks, at amounts deemed sufficient to cover eventual losses.

05.01 – COMMENT ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

In this first quarter, traditionally to weakest in our field of activity, the Company reached a Net Revenue of R$ 176,352 thousand, obtaining total growth of 19.8% in relation to the same quarter in the previous year. This performance behaved in different ways in the regions in which the company is present, as a result of the economic situation of each State and also due to the consolidation process in new markets currently faced by our Company.

Although we notes improvement in a few indicators of the economy in this period, some factors, such as the decrease of employment levels in the main metropolitan regions of the country (unemployment of Mar/03 – Mar/04 of 12.1% to 12.8%, according to the IBGE) and the loss of the acquisition power of the workers (Mar/03 – Mar/04 of –2.38%, according to the IBGE), have resulted in the decrease the volumes of sales in the retail market of fabrics, clothes and shoes, activity of the research more similar to that carried out by our Company (Jan/Feb 2004, of –2.19%, according to the IBGE).

In this context, we have intensified our efforts towards the market process, focusing on providing more agility in the reposition of goods, in the controls of stock, in the planning of collections, which, among other measures, has allowed an improvement in the gross margin of 48.04% in this quarter, against 45.78% in the same quarter of the previous year.

Despite a few inflationary pressures, the operational revenues with general and administrative sales presented reduction in relation to the net revenue, at 41.8% in this quarter, while in the same quarter of the previous year remained at 43.8%, which confirms that our constant efforts in the control and rationalization of the expenses has brought positive results.

The fixed investments in the period summed R$ 7,416 thousand, mainly applied in the renovation of the facilities, in the update of equipment and technology systems, and in the preparation to the opening of new stores. As a result of the constant investments, the expenses of depreciation summed R$ 6,509 thousand, against R$ 5,479 thousand in the same quarter of the previous year.

The maintenance of the US Dollar exchange rate against the Real in fixed levels in the net financial income allowed a reduction in the impact of the update of the financing borrowed from the controlling shareholder, main item of our financial liabilities.

The income of the quarter also includes the amortization of agio, originated from the incorporation of a company of the group, occurred in 1999, whose amounts summed in this quarter R$ 5,328 thousand, identical to the amount registered in the same quarter of the previous year.

The operational profit in the quarter before the financial income and the amortization of agio, according to the information set forth above, summed R$ 11,390 thousand, against R$ 3,223 thousand in the same period in the previous year. We had also a significant growth in the gross generation of cash (EBITDA), summing R$ 17,899 thousand this quarter, amount that corresponds to the double of what has been obtain in the same period of the previous year, when the Company summed R$ 8,702 thousand.

17.01 – SPECIAL REVIEW'S REPORT

To
The Board of Directors and the Shareholders of
Lojas Renner S.A.
Porto Alegre – State of Rio Grande do Sul

We have conducted a special review of the quarterly information (ITR) of Lojas Renner S.A., related to the quarter ended as of March 31, 2004, comprising the balance sheet, the statements of income, the performance report and relevant information, drawn up under the accounting practices adopted in Brazil. This quarterly information has been drawn up under the responsibility of the administration of the company

Our review was conducted in accordance with the specific rules set forth by IBRACON – Brazilian Independent Auditors' Institute, in conjunction with the Federal Accounting Council, and comprised: (a) inquiry and discussion with the administrators in charge for the accounting, financial and operational areas of the Company, concerning the main credits adopted in the drawing up of the quarterly information; and (b) review of the information and subsequent events that have or may have relevant effects to the financial status and to the operations of the Company.

Based on our special review we are not aware of any relevant modification that should be made to the quarterly information mentioned above, so that such information can comply with the accounting practices adopted in Brazil and compatible with the rules issued by the Brazilian Securities Commission, specifically applicable to the drawing up of the obligatory quarterly information.

April 30, 2004

KPMG Auditores Independentes
CRC-SP-14.428"S"RS

Wladimir Omiechuk
Accountant CRC RS-041241/O-2

01.01 - IDENTIFICATION

1 – CODE CVM	2 – CORPORATE NAME	3 – CNPJ
00813-3	LOJAS RENNER SA	92.754.738/0001-62

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